Exhibit 4.2

STOCK AND ASSET PURCHASE AGREEMENT

by and between

NOKIA CORPORATION

and

MICROSOFT INTERNATIONAL HOLDINGS B.V.

Dated as of September 2, 2013

Exhibits
Exhibit A	—	Example of Calculation of the Adjustment Amount
Exhibit B	—	Form of Assignment and Assumption Agreement
Exhibit C	—	Form of Bill of Sale
Exhibit D	—	Form of Term Sheet for Camera and Imaging Assets Agreement
Exhibit E	—	Internal Restructuring Plan
Exhibit F	—	Form of Local Asset Transfer Agreement
Exhibit G	—	Form of Local Share Transfer Agreement
Exhibit H	—	Cash Principles
Exhibit I	—	Target Cash Earnings
Exhibit J	—	Form of Software License Agreement
Exhibit K	—	Form of Transition Services Agreement
Exhibit L	—	Form of FIRPTA Certificate
Exhibit M	—	Requisite Regulatory Approvals
Exhibit N	—	Target Net Working Capital
Exhibit O	—	Adjustment Amount
Exhibit P	—	Form of Trademark License Agreement
Exhibit Q	—	Mutual Termination Amendment
Exhibit R	—	Historical Itemized Working Capital

v

INDEX OF DEFINED TERMS

Accounting Principles	2
Action	2
Adverse Recommendation Change	69
Affiliate	2
Aggregate Cash Earnings	2
Agreement	1
Ancillary Agreements	3
Arbiter	31
Asset Selling Entities	3
Asset Selling Entity	3
Asset Selling Entity Business Employees	4
Assignable Shared Contracts	23
Assignment and Assumption Agreement	3
Assumed Contracts	15
Assumed Intercompany Payables	3
Assumed Intercompany Receivables	3
Assumed Liabilities	19
Assumed Plan	3
Basket	92
Bill of Sale	3
Bond Purchase Agreement	3
Brazilian Tax Deposits	3
Business Confidential Information	61
Business Day	4
Business Employee	4
Buyer	1
Buyer Entities	4
Buyer Entity	4
Buyer Indemnified Persons	92
Buyer Materials	4
Buyer Residual IP	72
Camera and Imaging Assets Agreement	4
Cap	92
CAPEX	5
Cash	5
Cash Earnings Adjustment	5
Casualty Loss	67
Closing	26
Closing Cash Payment	25
Closing Date	26
Closing Payment	25
Closing Receivables	71
Closing Valued Subsidiaries	5

Code	5
Competing Proposal	70
Competition Law	5
Confidentiality Agreement	59
Contest	5
Continuation Period	55
Contract	5
Copyrights	8
Damages Fee	79
Database Rights	8
De Minimis Amount	92
Designs	8
Devices & Services Business	5
Direct Transferred Subsidiaries	6
Dispute Notice	29
Domain Names	8
Dormant Subsidiary	6
EBITDA	6
Employee Benefit Plan	6
Employment Claims	41
Encumbrance	6
Environmental Laws	45
Equipment	15
Equipment Leases	15
Equity Award Exchange Ratio	57
Equity Interests	1
Equity Selling Entities	6
Equity Selling Entity	6
ERISA	6
ERISA Affiliate	6
Estimated Closing Balance Sheet	27
Estimated Closing Cash Earnings	27
Excluded Assets	17
Excluded Representations	6
Existing Commercial Agreement	7
Extraordinary General Meeting	67
Final Adjustment Amount	30
Final Purchase Price Apportionment	31
Former Business Employees	4
Fundamental Representations	92
Good Reason	57
Governmental Authority	7
Governmental Filings	34

Guarantee	1
HERE Business	7
HERE Entities	7
HSR Act	7
IFRS	7
Indemnifying Party	94
Independent Accounting Firm	7
Initial Purchase Price	25
Insured Party	66
Intellectual Property	7
Intellectual Property Licenses	8
Internal Restructuring	8
Knowledge of Buyer	8
Knowledge of Seller	8
Law	8
Leased Real Property	37
Liability	9
Local Asset Transfer Agreement	9
Local Share Transfer Agreement	9
Losses	9
Material Adverse Effect	9
Material Contracts	39
Material Customers	46
Material Suppliers	46
Materials of Environmental Concern	46
Net Cash Adjustment	10
Net Working Capital	10
Net Working Capital Adjustment	10
Nokia Securities	1
Non-Assignable Shared Contracts	23
Notice of Adverse Recommendation	69
NSN	10
OFAC	47
Offeree	4
Outside Date	77
Owned Real Property	36
Parent	1
Parent Common Stock	57
Parent RSU	57
Parent Share Reference Price	57
Patent Licenses	8
Patents	8
Permits	42
Permitted Encumbrance	10
Person	11
Post-Closing Tax Period	11

Pre-Closing Tax Period	11
Preliminary Adjustment Amount	28
Preliminary Adjustment Statement	28
Preliminary Closing Balance Sheet	28
Preliminary Closing Cash Earnings	28
Product Liability Claim	11
Product Recall	11
Purchase Price	30
Purchase Price Apportionment	30
Purchased Assets	15
Real Property Leases	37
Redemption Amount	25
Replacement PSU	58
Replacement RSU	58
Replacement Special RSU	57
Representatives	62
Requisite Shareholder Approval	46
Restricted Software	11
Retained Liabilities	21
Reverse Termination Fee	79
Scheduled Business Employees	4
SEC	35
Seller	1
Seller Confidential Information	61
Seller Disclosure Letter	11
Seller Entities	12
Seller Entity	12
Seller Equity Plan	12
Seller Guaranty	65
Seller Indemnified Persons	93
Seller PSU	12
Seller Recommendation	68
Seller Residual IP	72
Seller Retained Businesses	12
Seller RSU	12
Seller Severance Arrangements	56
Seller Share	12
Seller Share Reference Price	57
Seller Stock Options	12
Seller Transaction Expenses	12
Shared Contract	12
Software License Agreement	65
Straddle Period	12
Subscriber Device Business	10
Subsidiary	13
Superior Proposal	71

Surrendered Securities	25
Target Cash Earnings	13
Target Net Working Capital	13
Tax	13
Tax Arbitrator	86
Tax Claim	85
Tax Dispute	86
Tax Indemnified Party	85
Tax Indemnifying Party	85
Tax Returns	13
Taxes	13
Taxing Authority	13
Terminating Intercompany Agreements	66
Termination Fee	79
Third Party	13
Third Party License	13
Third Party License Agreement	13
Trade Secrets	8
Trademark License Agreement	65

Trademarks	8
Transfer Taxes	13
Transferred Business Materials	16
Transferred Employee	55
Transferred IP	16
Transferred IT Assets	15
Transferred Plan	13
Transferred Subsidiaries	14
Transferred Subsidiary	14
Transferred Subsidiary Business Employees	4
Transition Services Agreement	14
TUPE Regulations	14
U.S. Seller Stock Option	58
U.S. Subsidiary	82
U-GmbH	14
Unreinvested Proceeds	14
VAT	14

STOCK AND ASSET PURCHASE AGREEMENT

Stock and Asset Purchase Agreement (this “Agreement”), dated as of September 2, 2013, by and between Nokia Corporation, a company incorporated in Finland and registered under the Finnish trade register number 0112938-9 (“Seller”), and Microsoft International Holdings B.V., a Dutch besloten vennootschap met beperkte aansprakelijkheid (“Buyer”).

RECITALS

WHEREAS, Seller, directly and through certain of its Subsidiaries, is engaged in the Devices & Services Business;

WHEREAS, Seller is the direct or indirect owner of controlling stock or limited liability company interests in one or more of the Equity Selling Entities and of controlling stock or limited liability company interests in one or more of the Asset Selling Entities;

WHEREAS, Seller and the Equity Selling Entities are the record and beneficial owners of the issued and outstanding shares of capital stock or limited liability company interests of the Transferred Subsidiaries set forth on Section 1.1(a) of the Seller Disclosure Letter (collectively, the “Equity Interests”);

WHEREAS, Seller and the applicable Asset Selling Entities own, license or lease one or more of the Purchased Assets;

WHEREAS, Seller plans to cause Internal Restructuring to be completed on or prior to the Closing;

WHEREAS, on September 2, 2013, Buyer and Seller entered into the Bond Purchase Agreement whereby Buyer committed to purchase up to €1,500,000,000 in Senior Unsecured Convertible Bonds in one or more tranches on the terms and conditions set forth in the Bond Purchase Agreement (the “Nokia Securities”);

WHEREAS, the parties desire that, at the Closing, (i) Seller shall, and Seller shall cause the Equity Selling Entities to, sell and transfer to Buyer (or one of its Affiliates) and Buyer (or one of its Affiliates) shall purchase from Seller and the Equity Selling Entities, all of the Equity Interests of the Transferred Subsidiaries owned by Seller and such Equity Selling Entities, and (ii) Seller shall, and Seller shall cause the Asset Selling Entities to, sell and transfer to Buyer (or one of its Affiliates), and Buyer (or one of its Affiliates) shall purchase from Seller and the Asset Selling Entities, all of the Purchased Assets and assume all of the Assumed Liabilities, in each case, upon the terms and conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, Microsoft Corporation, a Washington corporation (“Parent”) entered into a guarantee (the “Guarantee”) with Seller for the benefit of Seller pursuant to which Parent is guaranteeing obligations of Buyer in connection with this Agreement pursuant to the terms of such Guarantee;

WHEREAS, on the date hereof, Parent, Seller and Microsoft Ireland Operations Limited entered into an amendment to the Existing Commercial Agreement; and

WHEREAS, on September 2, 2013, HERE North America, LLC and Parent entered into the Location Services Agreement (the “Location Services Agreement”), pursuant to which HERE North America, LLC will provide certain mapping and other services to Parent on the terms and conditions set forth therein.

WHEREAS, on September 2, 2013, Parent and Seller entered into the Patent License Agreement (the “Patent License Agreement”).

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1.

“Accounting Principles” means the accounting principles, procedures, policies, practices, methods and management judgments, consistently applied by Seller under IFRS in preparing the Pro Forma Financial Statements as modified by Section 1.1(b) of the Seller Disclosure Letter (unless otherwise set forth in the notes to the Pro Forma Financial Statements).

“Action” means any action, claim, complaint, investigation, audit, petition, hearing, inquiry, suit, arbitration or other proceeding, whether civil or criminal, at law or in equity by or before any Governmental Authority.

“Adjustment Amount” which may be positive or negative, means the sum of (i) the Net Cash Adjustment, (ii) the Net Working Capital Adjustment, (iii) the Cash Earnings Adjustment and (iv) the Exhibit O Adjustment Amount, minus any Seller Transaction Expenses. An example of the calculation of the Adjustment Amount (including the components thereto) is set forth in Exhibit A.

“Affiliate” of any Person means, as of any date, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Cash Earnings” which may be positive or negative, means EBITDA less CAPEX (with CAPEX expressed as a positive number) of the Devices & Services Business, calculated as set forth in the Accounting Principles, from the date hereof through the Closing Date.

“Ancillary Agreements” means the Guarantee, the Location Services Agreement, the Transition Services Agreement, the Term Sheet for Camera and Imaging Assets Agreement, the Trademark License Agreement, the Software License Agreement, each Bill of Sale, each Assignment and Assumption Agreement, each Local Asset Transfer Agreement and each Local Share Transfer Agreement.

“Asset Selling Entity” means each Subsidiary of Seller that is selling, conveying, assigning, transferring and delivering Purchased Assets to Buyer, with each such entity listed as such on Section 1.1(c) of the Seller Disclosure Letter, and all such entities shall be referred to collectively as the “Asset Selling Entities”.

“Assignment and Assumption Agreement” means an assignment and assumption agreement for each jurisdiction in which Purchased Assets or Assumed Liabilities are located, substantially in the form appended hereto as Exhibit B, with only such deviations therefrom as are required by applicable local Law or agreed to by the parties hereto.

“Assumed Intercompany Payables” means the intercompany payables due and owing among Transferred Subsidiaries and Asset Selling Entities and any of their respective Affiliates for goods and services bought and sold in the ordinary course of the Devices & Services Business.

“Assumed Intercompany Receivables” means the intercompany receivables due and owing among Transferred Subsidiaries and Asset Selling Entities and any of their respective Affiliates for goods and services bought and sold in the ordinary course of the Devices & Services Business.

“Assumed Plan” means each Employee Benefit Plan that is contributed to, sponsored, maintained or entered into by Seller, an Asset Selling Entity or any other Affiliate of Seller that is listed on Section 1.1(d) of the Seller Disclosure Letter; provided, that Section 1.1(d) of the Seller Disclosure Letter may be revised by Seller between the date of this Agreement and thirty (30) days prior to Closing to include Employee Benefit Plans that do not, individually or in the aggregate, include material accrued Liabilities.

“Bill of Sale” means a bill of sale substantially in the form attached hereto as Exhibit C, with only such deviations therefrom as are required by applicable local Law or agreed to by the parties hereto.

“Bond Purchase Agreement” means the Bond Purchase Agreement, dated as of September 2, 2013, between Seller and Buyer.

“Brazilian Tax Deposits” means Tax deposits made and/or Tax guarantees given in Brazil for pending Tax litigation, amounting to approximately EUR 44,223,000 as of June 30, 2013.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are required to be closed in New York, New York, Helsinki, Finland or Geneva, Switzerland.

“Business Employee” means any individual who (i) is listed on Section 1.1(e) of the Seller Disclosure Letter, (“Scheduled Business Employees”), (ii) immediately prior to the Closing is an employee of an Seller or an Asset Selling Entity or another Affiliate of Seller other than a Transferred Subsidiary and who (a) in the ordinary course has performed services primarily on behalf of the Devices & Services Business or (b) otherwise is required by Law or TUPE Regulations to be transferred with some or all of the Purchased Assets or Assumed Liabilities (“Asset Selling Entity Business Employees”), (iii) is a former employee of Seller or an Asset Selling Entity or another Affiliate of Seller who (a) immediately prior to termination of employment with Seller or such Asset Selling Entity or Affiliate, in the ordinary course was performing services primarily on behalf of the Devices & Services Business (or any predecessor business) or (b) liability for whom is otherwise required by applicable Law or TUPE Regulations to be transferred with some or all of the Purchased Assets or Assumed Liabilities (the “Former Business Employees”), (iv) is a current employee of a Transferred Subsidiary and who in the ordinary course performs services primarily on behalf of the Devices & Services Business (“Transferred Subsidiary Business Employees”) or (v) on or prior to the Closing Date receives from Seller or an Asset Selling Entity or another Affiliate of Seller an offer to be employed with Seller or such Asset Selling Entity or Affiliate to perform services exclusively on behalf of the Devices & Services Business but who as of the Closing Date has not commenced such employment (any individual described in this clause (v), an “Offeree”). For the avoidance of doubt, “Business Employee” shall include any individual described in clauses (i), (ii), (iv) or (v) who is absent on the Closing Date because of illness or being on short-term or long-term disability (including maternity disability), workers’ compensation, vacation, parental leave of absence or other absence or leave of absence.

“Buyer Entities” means, collectively, Buyer and its relevant Affiliates that are party to any Ancillary Agreements, if any, and each of the Buyer Entities shall be referred to individually as a “Buyer Entity”.

“Business Materials” means all (i) lists of customers, vendors, suppliers, contractors, and service providers; (ii) business and financial files, information, documents, books and records (including billing, payment and dispute histories, credit information, preference settings and similar data) of customers, vendors, suppliers, contractors or service providers; (iii) other business and financial records, information, files, books and documents; (iv) Software, source code, documentation and similar items; and (v) advertising, marketing, sales and promotional materials in any media (including online, mobile and social media), each of the items in (i)-(iv), whether in hard copy or computer or any other format. For clarity, “Business Materials” means solely the physical or tangible assets or media embodying any of the foregoing items and not any of the Intellectual Property covering or incorporated in same.

“Camera and Imaging Assets Agreement” means the Camera and Imaging Assets Agreement, dated as of the Closing Date, containing the terms substantially set forth in Exhibit D hereto.

“CAPEX” shall have the meaning set forth on Section 1.1(b) of the Seller Disclosure Letter.

“Cash” shall have the meaning set forth in Section 1.1(b) of the Seller Disclosure Letter.

“Cash Earnings Adjustment” as of any time of determination, means an amount, which may be positive or negative, equal to 50% of the extent by which Aggregate Cash Earnings either (i) exceeds Target Cash Earnings by more than 20% of Target Cash Earnings, in which case such excess shall be expressed as a negative number, or (ii) is less than Target Cash Earnings by more than 20% of Target Cash Earnings, in which case such shortfall shall be expressed as a positive number. For clarity, if at such time of determination, the Aggregate Cash Earnings does not exceed Target Cash Earnings by more than 20% of Target Cash Earnings and is not less than Target Cash Earnings by more than 20% of Target Cash Earnings, the Cash Earnings Adjustment shall equal zero (0). In no event shall the absolute value of the Cash Earnings Adjustment be greater than €100 million per calendar quarter (pro-rated for any portion thereof) from the date hereof to the Closing Date.

“Closing Valued Subsidiaries” means each entity listed on Section 1.1(f) of the Seller Disclosure Letter.

“Code” means the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

“Competition Law” means the HSR Act and any other applicable U.S. or foreign Law intended to prohibit, restrict or regulate actions having an anticompetitive effect or purposes, including competition, restraint of trade, anti-monopolization, antitrust, merger control or investment Laws.

“Contest” means any audit, adjustment, assessment, examination or proceeding (whether judicial or administrative) commenced or initiated by any Taxing Authority.

“Contract” means any written contract, agreement, instrument, commitment, deed, franchise, indenture, understanding, undertaking, commitment lease, license or obligation.

“CTO” means the Chief Technology Office organization of Seller, which (i) is headed by Seller’s Chief Technology Officer, who as of the date hereof reports directly to the Chief Executive Officer of Seller, (ii) works to create future assets and competencies in technology areas and thereby is a major contributor to Seller’s patents, (iii) works on longer-term, advanced technology development (including emerging products and platforms), (iv) includes Seller’s research unit, the Nokia Research Center, as well as the compatibility and industrial collaboration unit and (v) operates in a number of locations, including sites in Finland, the United States, the United Kingdom and China.

“Devices & Services Business” means Seller’s and its Subsidiaries’ devices and services business segment which includes smart devices and mobile phones business units, operations, design and sales and marketing business units as well as spare parts, accessories and care services related to smart devices and mobile phones and which, for the avoidance of doubt, includes the design, development, manufacture, administration and corporate services, operations, marketing and sale of smartphones, mass market entry and feature phones and tablets, Asha phones and all related applications and services (including entertainment, imaging, social/sharing services, and application stores, but excluding the HERE Business applications and services), as conducted by Seller and its Subsidiaries as of the date hereof. For the avoidance of doubt, the Seller Retained Businesses, and any portion thereof, are not included in the Devices & Services Business.

“Direct Transferred Subsidiaries” means each Subsidiary of Seller listed on Section 1.1(m) of the Seller Disclosure Letter.

“Dormant Subsidiary” means each entity listed on Section 1.1(n) of the Seller Disclosure Letter.

“EBITDA” shall have the meaning set forth on Section 1.1(b) of the Seller Disclosure Letter.

“Employee Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), including any plan of a similar nature in jurisdictions outside of the United States and which are not subject to ERISA, and all employment agreements or similar agreements and each pension, profit sharing, severance, termination, redundancy, medical, welfare, disability, deferred compensation, stock purchase, stock option or other equity or equity-related, change-in-control, retention, commission, retirement, compensation, fringe benefit, bonus, incentive or other employee benefit plan, program, policy, agreement or other arrangement, including any collective bargaining agreement or similar agreement and/or any government-mandated plan, benefit or pension, that is (i) sponsored or maintained by, or contributed to or required to be contributed to by, Seller, any Transferred Subsidiary or Asset Selling Entity or any of their respective ERISA Affiliates for the benefit of any Business Employees or (ii) under which Business Employees participate, derive a benefit, or may become eligible to participate.

“Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, deed of trust, hypothecation, encroachment, easement, use restriction, right-of-way, charge, attachment, option or other right to acquire an interest, right of first refusal or conditional sale or similar restriction on transfer of title or voting.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any entity which is a member of a “controlled group of corporations” with, under “common control” with, or otherwise required to be aggregated with Seller or any Asset Selling Entity as set forth in Sections 414(b), (c), (m) and (o) of the Code.

“Equity Selling Entity” means each entity listed as such on Section 1.1(g) of the Seller Disclosure Letter, and all such entities shall be referred to collectively as the “Equity Selling Entities”.

“Excluded Representations” means the representations and warranties of Seller set forth in Section 1.1(o) of the Seller Disclosure Letter.

“Existing Commercial Agreement” means the Windows Phone Strategic Collaboration Agreement dated April 21, 2011 between Seller, Parent, and Microsoft Ireland Operations Limited.

“Governmental Authority” means any national, central, federal, state, provincial, municipal, local or other domestic, foreign or supranational governmental, legislative, regulatory or self-regulatory authority, agency, court, arbitration tribunal, board, department, commission or other governmental, regulatory or self-regulatory entity, including any competent governmental authority responsible for the determination, assessment or collection of Taxes.

“HERE Business” means Seller’s business, as conducted by the HERE Entities as of the date hereof, designing, developing, manufacturing, marketing and selling mapping and location-based applications and services, including content, data, and platform services, which includes HERE Holding Corporation and each of its direct and indirect Subsidiaries and controlled Affiliates (HERE Holding Corporation, its Subsidiaries and its controlled Affiliates, the “HERE Entities”). Section 1.1(h) of the Seller Disclosure Letter sets forth the HERE Entities on the date hereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, applied in accordance with the consistency requirements thereof and in conformity with International Financial Reporting Standards as adopted by the European Union.

“Indebtedness” means, with respect to any Person, without duplication: (i) all principal and accrued interest, and any penalties or premiums payable in connection with repayment of, indebtedness of such Person for borrowed money; (ii) all obligations of such Person under letters of credit, bank guarantees or similar facilities or instruments that are due and payable; (iii) all intercompany loans between Seller or a division or an Affiliate of Seller (other than a Transferred Subsidiary), on the one hand and any of the Transferred Subsidiaries, on the other hand and (iv) obligations under financing and capital leases; provided, that “Indebtedness” shall not include obligations under operating leases or trade payables in the ordinary course of business, any (x) standby letters of credit, performance bonds, performance guarantees, surety bonds, security deposits and similar contingent liabilities, (y) any Seller Guaranties or (z) the letters of credit, bank guarantees and other facilities or instruments listed in Schedule 1.1(w), in each case that are not due and payable.

“Independent Accounting Firm” means one of the “big four” internationally recognized firms of independent certified public accountants agreed upon by Seller and Buyer (or, if they cannot agree on such a firm, they shall each select such a firm and cause their respective selected firms to select such a firm, which firm shall become the Independent Accounting Firm).

“Intellectual Property” means all intellectual property, industrial and proprietary rights in any jurisdiction, including: (i) copyrights and copyrightable subject matter (including all copyrights in Software, databases, compilations and documentation) and the right to transfer the copyrights and the right to alter the works protected by copyrights (“Copyrights”); (ii) trademarks, service marks, brand names, trade dress and similar rights, logos, and slogans, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing and all common-law rights relating thereto (“Trademarks”); (iii) Internet domain names and numbers (“Domain Names”); (iv) patents, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof (“Patents”); (v) design rights (including e.g., U.S. design patens and EU registered design rights) (“Designs”); (vi) database rights (other than copyrights), whether under common law or otherwise (“Database Rights”); (vii) trade secret and proprietary rights in and to know-how (including processes, procedures, research and development, concepts, algorithms and specifications) (“Trade Secrets”); and (viii) registrations and applications relating to any of the foregoing.

“Intellectual Property Licenses” means all Contracts pursuant to which Seller or any of its Subsidiaries (i) licenses or grants any current or contingent (e.g., Software source code escrow agreements) rights in or to use any Intellectual Property to any Third Party or (ii) receives a license or any current or contingent right in or to use Intellectual Property from any Third Party; excluding for (i and ii) all Contracts entered into solely or primarily for the purpose of granting a license or licenses to Patents (“Patent Licenses”).

“Internal Restructuring” means each of the restructuring activities described on Exhibit E hereto, and any other changes thereto that are permitted in accordance with this Agreement, and any action that is reasonably required or advisable to fully carry out such restructuring activities.

“IPR Business” means all Intellectual Property of Seller and its Subsidiaries (other than the non-Patent Intellectual Property of Transferred Subsidiaries) and the Intellectual Property business of Seller and its Subsidiaries (other than the Transferred Subsidiaries) that includes, without limitation, its (i) entire portfolio of Patents and Patent applications; (ii) Copyrights; (iii) Trade Secrets; (iv) Trademarks; (v) development (including filing and prosecution), licensing, investment, monetization and enforcement activities relating to Intellectual Property assets; (vi) management of Intellectual Property related regulatory and standardization matters; and (vii) generation of Intellectual Property related royalties and other revenues; provided, that, as of the Closing Date the IPR Business does not include the Transferred IP or the Transferred IT Assets (or any rights in or under either of the foregoing) or the Transferred Licenses (or any rights in or under same, except as otherwise specified in this Agreement). For the avoidance of doubt, Transferred Subsidiaries shall not on Closing Date include any Patents or Patent applications.

“Knowledge of Buyer” means the actual knowledge, after reasonable inquiry, of Steve Ballmer, Amy Hood, Brad Smith and Terry Myerson.

“Knowledge of Seller” means the actual knowledge, after reasonable inquiry, of Timo Ihamuotila, Louise Pentland, Kristian Pullola, Ilkka Rahnasto.

“Law” means any law (including common law), statute, code, rule, regulation, order, writ, ordinance, judgment, decree, treaty, or other pronouncement of any Governmental Authority having the effect of law.

“Liability” means any liability, Indebtedness, claim, loss, damage, deficiency, commitment, responsibility or obligation (whether fixed or unfixed, whether choate or inchoate, whether secured or unsecured, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether due or to become due).

“Local Asset Transfer Agreement” means local asset transfer agreements for each jurisdiction in which Purchased Assets or Assumed Liabilities are located, substantially in the form appended hereto as Exhibit F, with only such deviations therefrom as are required by applicable local Law or agreed to by the parties hereto.

“Local Share Transfer Agreement” means share transfer agreements for each jurisdiction in which Equity Interests are located, substantially in the form appended hereto as Exhibit G, with only such deviations therefrom as are required by applicable local Law or agreed to by the parties hereto.

“Losses” means all Liabilities, losses, damages, settlement payments, awards, judgments, fines, costs and expenses (including reasonable fees and expenses of counsel and consultants incurred in connection with the investigation and defense of any Action).

“Material Adverse Effect” means any event, condition, change, occurrence or effect that, individually or in the aggregate with other events, conditions, changes, occurrences or effects has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations, financial condition, assets or Liabilities of the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole, other than any change or event to the extent resulting from (i) any change in general economic, political or regulatory conditions in any of the geographical areas in which Seller and its Affiliates operate the Devices & Services Business; (ii) any change in the financial, banking, currency or capital markets in general (whether in Finland, the United States or any other country or in any international market), including changes in interest rates; (iii) any change in conditions generally affecting businesses in the same or similar industries as the Devices & Services Business; (iv) acts of God, natural disasters, national or international political or social conditions, including the engagement in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war (including any escalation or worsening of war), or the occurrence of any military or terrorist attack; (v) any action taken by Buyer or any of its Affiliates (other than the entry into this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby); (vi) the public announcement of Buyer or its Affiliates as the prospective acquirer of the Devices & Services Business, or any public communication by or on behalf of Buyer regarding Buyer’s plans or intentions with respect to the Devices & Services Business (including the impact of any such announcements or communications on relationships with customers, suppliers, employees or regulators); (vii) any changes in IFRS (or other applicable accounting regulations) or accounting principles (or interpretations thereof) or any changes in applicable Laws or the interpretation thereof, in each case, generally applicable to business in the same or similar industries as the Devices & Services Business; (vii) any action taken, or failure to take action, to which Buyer has consented in advance in writing; or (viii) any failure by Seller, with regard to the Devices & Services Business, to meet internal or other estimates or financial projections or changes in credit ratings (but not the events, conditions, facts, changes, occurrences or effects underlying any such failure unless they fall within some other exception herein); provided, however, that the exceptions in clauses (i) through (iv) and (vii) shall not apply if such events, conditions, facts, changes, occurrences or effects have a disproportionate effect on the Devices & Services Business relative to businesses in the same or similar industries as the Devices & Services Business.

“Monthly Period End” means the monthly period end dates set forth on Section 1.1(v) of the Seller Disclosure Letter.

“Net Cash Adjustment” which may be positive or negative, means, as of the applicable date, an amount equal to all Cash, in accordance with the Accounting Principles, of the Devices & Services Business at Closing, minus all Indebtedness in accordance with the Accounting Principles and Exhibit H, of the Devices & Services Business at Closing; provided, however, that any Unreinvested Proceeds at the Closing Date shall not be deemed to be Cash for purposes of this definition; provided, further, that the parties agree to take the actions set forth on Exhibit H.

“Net Working Capital” which may be positive or negative, means, with respect to the Devices & Services Business, as of the applicable date, without duplication, the Total Operative Net Working Capital as specified in Section 1.1(b) of the Seller Disclosure Letter, subject to and in accordance with the Accounting Principles. A historical itemized chart of Net Working Capital is set forth on Exhibit R.

“Net Working Capital Adjustment” as of any time of determination, means an amount, which may be positive or negative, equal to the extent by which Net Working Capital either (i) exceeds the upper limit of the Target Net Working Capital, or (ii) is less than the lower limit of the Target Net Working Capital. For clarity, if at such time of determination, the Net Working Capital does not exceed the upper limit of Target Net Working Capital and is not less than the lower limit of Target Net Working Capital, the Net Working Capital Adjustment shall be zero Euro (€0).

“Nokia’s Subscriber Device Business” has the meaning set forth in Section 15.3 of the Third Party License Agreement.

“NSN” means Nokia Solutions and Networks BV, and each of its direct and indirect Subsidiaries and controlled Affiliates. Section 1.1(i) of the Seller Disclosure Letter sets forth such entities as of the date of this Agreement.

“Permitted Encumbrance” means (i) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and other similar Encumbrances which have arisen in the ordinary course of business consistent with past practice; (ii) Encumbrances for Taxes (x) that are not yet due and payable or (y) that are being contested in good faith and for which appropriate reserves have been established in accordance with the Accounting Principles; (iii)

zoning regulations, permits and licenses and similar laws imposed or promulgated by Law or any Governmental Authority with respect to real property and improvements; (iv) easements, covenants, conditions, restrictions, rights of way, licenses or claims of the same, overlaps, encroachments, Encumbrances and other similar matters affecting title to any real property which are recorded in the real property records or which would be disclosed by an inspection of such real property which do not and are not reasonably likely to materially and adversely impair the continued use of the asset or property to which they relate, as used on the date hereof; (v) statutory liens of landlords, lessors or renters for amounts not yet due or payable or that are being contested in good faith; (vi) liens arising under conditional sales contracts and equipment leases with Third Parties entered into in the ordinary course of business consistent with past practice; (vii) covenants not to sue or non-exclusive licenses or sublicenses with respect to Intellectual Property or confidentiality undertakings and similar obligations that (A) were entered into in the ordinary course of business consistent with past practice, (B) are entered into in connection with a customer agreement or other customer or end user relationship and (C) have terms substantially similar to the forms provided to Buyer; or (viii) Encumbrances listed on Section 1.1(j) of the Seller Disclosure Letter.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust, or any other entity or organization, including a Governmental Authority.

“Post-Closing Tax Period” means any taxable year or period that begins after the Closing Date.

“Pre-Closing Tax Period” means any taxable year or period that ends on or before the Closing Date.

“Product Liability Claim” means any Action involving or alleging personal injury, wrongful death or property damage relating to or involving any product distributed or sold by the Devices & Services Business prior to the Closing Date.

“Product Recall” means any directive or order by any Governmental Authority that any product distributed or sold by the Devices & Services Business prior to the Closing Date be recalled or any voluntary recall by any Seller Entity or Transferred Subsidiary of any product distributed or sold by the Devices & Services Business prior to the Closing Date.

“Restricted Software” means Software included in the Transferred Business Materials that is subject to conditions or limitations imposed by a technology licensor or other suppliers and that requires consent prior to its disclosure or assignment to third parties.

“Seller Disclosure Letter” means the letter delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement, setting forth, among other things, items the disclosure of which is required under this Agreement, either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more of the representations, warranties, covenants or agreements contained in this Agreement; provided, that the inclusion of an item in the Seller Disclosure Letter as an exception to a representation or warranty will not be deemed an admission by Seller that such item represents a material exception or fact, event or circumstance, that such item has had, or is expected to result in, a Material Adverse Effect, or that such item actually constitutes noncompliance with, or a violation of, any Law, Permit or Contract or other topic to which such disclosure is applicable.

“Seller Entities” means, collectively, Seller, the Equity Selling Entities and the Asset Selling Entities, and each of the Seller Entities shall be referred to individually as a “Seller Entity”.

“Seller Equity Plan” means any equity incentive plan maintained by Seller or any of its Affiliates that provides for the grant of Seller Stock Options, Seller RSUs, Seller PSUs or any other equity or equity-related award with respect to Seller Shares, and listed on Section 1.1(k) of the Seller Disclosure Letter.

“Seller Retained Businesses” means (i) the capital stock of NSN and any assets, related to or used by NSN, (ii) the stock of the HERE Entities and any assets owned by the HERE Entities related to or used in the HERE Business, (iii) any assets related to or used in the activities of the CTO, (iv) the IPR Business, and (v) all Intellectual Property of Seller and its Affiliates (other than the Transferred Subsidiaries) as of the Closing Date, other than the Transferred IP and the Transferred IT Assets (and any rights in or under either of the foregoing) and the Transferred Licenses (and any rights in or under the same), except as otherwise specified in this Agreement.

“Seller PSU” means performance share units denominated in Seller Shares granted pursuant to any Seller Equity Plan and held by a Transferred Employee as of immediately prior to the Closing.

“Seller RSU” means restricted share units denominated in Seller Shares granted pursuant to any Seller Equity Plan and held by a Transferred Employee as of immediately prior to the Closing.

“Seller Share” means an ordinary share of Seller trading on the NASDAQ OMX Helsinki.

“Seller Stock Options” means stock options to purchase Seller Shares granted pursuant to any Seller Equity Plan and held by a Transferred Employee as of immediately prior to the Closing.

“Seller Transaction Expenses” means all fees and expenses payable to third parties or any Seller Entity by any Transferred Subsidiary, if any, relating to services provided to Seller or any of its Affiliates, including the Transferred Subsidiaries, in connection with the transactions contemplated by this Agreement (including investment banking, accounting and attorneys’ fees and expenses).

“Shared Contract” means all Contracts of Seller or an Asset Selling Entity relating in part to the Devices & Services Business, but not primarily related to, or primarily used in, the Devices & Services Business, and not otherwise an Assumed Contract.

“Software” means computer programs and applications (whether in source code, object code or other form) and documentation, including specifications, related to the foregoing.

“Straddle Period” means any taxable year or period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” of any Person means, as of any date, any Person of which securities or other ownership interests representing more than fifty percent of the equity or more than fifty percent of the ordinary voting power or, in the case of a partnership, more than fifty percent of the general partnership ownership interests are, as of such date, owned, controlled or held by, or a majority of such entity’s gains or losses is entitled to be allocated to, the applicable Person or one or more subsidiaries of such Person.

“Target Cash Earnings” means, at any time of determination, the amount set forth on Exhibit I for such time of determination (pro-rated as described therein).

“Target Net Working Capital” means, at any time of determination, the amount set forth on Exhibit J for such time of determination (pro-rated as described therein).

“Tax” or “Taxes” means any and all taxes, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include all income, profits, capital gain, alternative minimum, estimated, payroll, withholding, social security, sales, use, ad valorem, real and personal property, value added, excise, franchise, premium, gross receipts, stamp, transfer, license, net worth, and other taxes, fees, duties, levies (but excluding copyright levies), customs, tariffs, imposts, assessments, obligations and charges of the same or of a similar nature to any of the foregoing.

“Tax Returns” means any and all returns, reports, statements, certificates, schedules or claims for refund of or with respect to any Tax which is supplied to any Governmental Authority, including any and all attachments, amendments and supplements thereto.

“Taxing Authority” means a Governmental Authority or any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Third Party” means any Person other than Seller, Buyer or any of their respective Affiliates.

“Third Party License Agreement” means the Intellectual Property Agreement accessible on the date of this Agreement at Section 5.2.5 of the electronic data room hosted by Merrill Corporation dated July 22, 2008 that is material to the conduct of the Devices & Services Business.

“Third Party License” means the royalty-bearing, personal, non-exclusive, worldwide patent license granted to Seller under the Third Party License Agreement.

“Transfer Taxes” means any and all transfer Taxes (excluding Taxes measured in whole or in part by income, gain, or similar Taxes), including custom duties, sales, use, goods, services, business, excise, gross receipts, registration, real estate, stamp, documentary, notarial, filing, recording, permit, license, authorization and similar Taxes, but excluding VAT.

“Transferred Plan” means the Assumed Plans and each Employee Benefit Plan that is sponsored, maintained or entered into by a Transferred Subsidiary (which, for the avoidance of doubt, shall exclude the pension plan arrangements (including all assets, liabilities and obligations thereunder, including the Pforzheim pension) (“U-GmbH”) associated with Nokia Unterstutzungsgesellschaft GmbH).

“Transferred Subsidiaries” means those entities listed on Section 1.1(l) of the Seller Disclosure Letter, and each of the Transferred Subsidiaries shall be referred to individually as a “Transferred Subsidiary”.

“Transition Services Agreement” means the transition services agreement, dated as of the Closing Date, by and between Seller and Buyer, in a form attached hereto as Exhibit K, with only such deviations therefrom as are agreed to by the parties hereto.

“TUPE Regulations” means (i) all laws of any EU Member State implementing the EU Council Directive 2001/23/EC of 12 March 2001 on the approximation of the laws of the Member States relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of undertakings or businesses, and (ii) any similar laws in any jurisdiction providing for an automatic transfer, by operation of law, to the transferee of employment in the event of a transfer of business.

“Unreinvested Proceeds” means the net cash proceeds of insurance received by Seller or any of its Subsidiaries in respect of the Devices & Services Business for any Casualty Loss.

“VAT” means in relation to any jurisdiction within the European Union, the value added tax provided for in Directive 2006/112/EC and charged under the provisions of any national legislation implementing that directive or Directive 77/388/EEC together with legislation supplemental thereto and, in relation to any other jurisdiction, the equivalent Tax (if any) in that jurisdiction.

ARTICLE II

PURCHASE AND SALE OF THE DEVICES & SERVICES BUSINESS

Section 2.1 Purchase and Sale of Equity Interests.

(a) Upon the terms and subject to the satisfaction or waiver, if permissible under applicable Law, of the conditions set forth in Article VI hereof, at the Closing, in exchange for the payment of the Closing Payment pursuant to Section 2.8, Buyer (or one of its Affiliates) shall purchase from Seller and the Equity Selling Entities, and Seller shall, and shall cause Equity Selling Entities to, sell, convey, transfer, assign and deliver to Buyer (or one of its Affiliates), all of Seller’s and such Equity Selling Entity’s right, title and interest in and to the Direct Transferred Subsidiaries and, indirectly, all of the other Equity Interests, in each case free and clear of Encumbrances (other than Encumbrances arising pursuant to the terms of this Agreement or Encumbrances created by Buyer or any of its Affiliates ), which (except as set forth in Section 2.1 of the Seller Disclosure Letter) shall represent all of the outstanding equity or other membership interests in the Transferred Subsidiaries.

(b) The parties agree to take the actions set forth on Section 2.1(b) of the Seller Disclosure Letter. Notwithstanding the foregoing, as provided in Section 2.1(b) of the Seller Disclosure Letter, the Person identified therein may, prior to Closing, be designated a Transferred Subsidiary, in which case such Person shall be deemed to be a Transferred Subsidiary for all purposes under this Agreement and shall be included in the Equity Interests to be sold, conveyed, transferred, assigned and delivered to Buyer (or one of its Affiliates) pursuant to Section 2.1(a).

Section 2.2 Purchase and Sale of the Purchased Assets. In addition to the purchase of the Equity Interests on the terms and conditions described in Section 2.1 above, upon the terms and subject to the satisfaction or waiver, if permissible under applicable Law, of the conditions set forth in Article VI hereof, at the Closing, in exchange for the payment of the Closing Payment pursuant to Section 2.8, Seller shall, and shall cause each of its relevant Subsidiaries (other than the Transferred Subsidiaries) to, sell, convey, assign, transfer and deliver to Buyer (or one of its Affiliates), and Buyer (or one of its Affiliates) shall purchase, acquire and accept from Seller and each such Subsidiary, free and clear of all Encumbrances (other than Permitted Encumbrances), all of Seller’s and such Subsidiary’s right, title and interest in and to all of the assets, properties, claims, and rights primarily related to or primarily used or held for use by Seller or any of its Affiliates (other than any such assets, property, claims and rights held by any of the Transferred Subsidiaries) in the Devices & Services Business of every kind, nature, character and description, tangible and intangible, real, personal or mixed, wherever located, including all of the assets, properties, claims and rights of the types set forth or described below, but excluding the Excluded Assets (collectively, the “Purchased Assets”):

(a) the leasehold interests in all real property primarily related to, or primarily used in, the Devices & Services Business, including (x) any prepaid rent, security deposits and options to purchase in connection therewith and (y) right, title or interest in and to any fixtures, structures or improvements appurtenant to such real property, including as set forth on Section 2.2(a) of the Seller Disclosure Letter;

(b) all tangible personal property and interests therein, including all the equipment, vehicles, machinery, tools, spare parts, furniture and other tangible personal property and primarily related to, or primarily used in, the Devices & Services Business (other than information technology assets which are addressed in Section 2.2(e)) (collectively, the “Equipment”, with the leases relating to any Equipment so leased being referred to herein as the “Equipment Leases”);

(c) all Contracts primarily related to, or primarily used in, the Devices & Services Business (other than the Real Property Leases, Equipment Leases, and excluding Intellectual Property Licenses) (collectively, the “Assumed Contracts”), and all outstanding purchase orders primarily related to the Devices & Services Business (other than such purchase orders to the extent relating to the Excluded Assets);

(d) all inventory of the Devices & Services Business including all raw materials, work-in-process and finished goods (including in transit, on consignment or in the possession of any third Person) and all accounts receivable of the Devices & Services Business;

(e) the information technology assets primarily related to or primarily used in the Devices & Services Business, including those assets set forth on Section 2.2(e) of the Seller Disclosure Letter (the “Transferred IT Assets”);

(f) subject to Section 5.20 herein, (i) all Intellectual Property (other than Patents; with registered Trademarks and Domain Names assigned solely to the extent set out below in this Section 2.2(f)) exclusively or primarily related to, or exclusively or primarily used in, the Devices & Services Business, including without limitation (x) the applicable Designs included on Section 2.2(f)(i) of the Seller Disclosure Letter (the exhaustive list to be agreed by the parties in accordance with Section 5.20(d)), (y) all unregistered Trademarks exclusively or primarily used in the Devices & Services Business, and Domain Names set forth on Section 2.2(f)(i)(y) of the Seller Disclosure Letter, (z) any other Intellectual Property set forth on Section 2.2(f)(i)(z) of the Seller Disclosure Letter and (ii) the registered Trademarks set forth on Section 2.2(f)(ii) of the Seller Disclosure Schedule (collectively, the “Transferred IP”);

(g) Permits owned, utilized, held or maintained by or licensed to Seller or the Asset Selling Entities (subject to the terms of such Permits) primarily related to, or primarily used in, the Devices & Services Business, except to the extent such Permits are not transferrable under applicable Law;

(h) (i) sole ownership of all Business Materials that are (a) owned or controlled by the Transferred Subsidiaries or (b) owned or controlled by Seller and its Affiliates (other than the Transferred Subsidiaries) and relate exclusively to, or are used exclusively in, the Devices & Services Business (including without limitation those items set forth on Section 5.20(b) of the Seller Disclosure Letter), and all originals and copies of the foregoing (provided that counsel for the Seller Entities and their Subsidiaries may keep one copy, solely to the extent such retention is required by applicable Law or for audit or evidentiary purposes, provided that use of and access to same shall be limited to the above purposes); (ii) co-ownership (with the right to use same without the consent of Seller) of all Business Materials that are owned or controlled by Seller and its Affiliates (other than the Transferred Subsidiaries, the HERE Entities or NSN) and that otherwise relate to, or are otherwise used in, the Devices & Services Business and a copy of all of same in a mutually-agreed format and media (subject to Section 5.20(e) on delivery timing); (the items in Sections 2.2(h)(i)- (ii), collectively, “Transferred Business Materials”) and (iii) the right to retain and use, subject to Section 5.4 and provided that such use does not violate any privacy or other Laws, a copy (but not co-ownership of) all items in subsections (i) and (ii) of the definition of “Business Materials” that are owned by the HERE Entities or NSN and, notwithstanding the representation in Section 3.4(d), are used in the Devices & Services Business as of the Closing Date; provided that, for clarity, this Section 2.2(h) addresses ownership of the physical or tangible assets or media embodying any of the foregoing items and not any of the Intellectual Property covering or incorporated in same;

(i) the Assumed Intercompany Receivables;

(j) all prepaid expenses and deposits and refunds primarily related to, or primarily used in, the Devices & Services Business (other than prepaid insurance with respect to any insurance policies not transferring to Buyer in connection with the transactions contemplated by this Agreement);

(k) all claims, causes of action (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or noncontingent) against Third Parties to the extent resulting from the conduct of the Devices & Services Business and/or any of the Purchased Assets or defenses and rights of offset or counterclaim relating to the Assumed Liabilities to be conveyed to and/or assumed by Buyer and the right to retain all proceeds and monies therefrom;

(l) the goodwill of the Devices & Services Business;

(m) all rights and claims under any and all warranties extended by suppliers, vendors, contractors, manufacturers and licensors in favor of Seller, the Asset Selling Entities and the Transferred Subsidiaries in relation to any of the Purchased Assets or otherwise for the benefit of the Devices & Services Business and, with respect to any insurance policies, all Unreinvested Proceeds with respect to any Casualty Loss to the extent relating to any Purchased Assets or the Devices & Services Business (provided, that the insurance policies themselves of Seller and the Asset Selling Entities may be Excluded Assets as provided in Section 2.3);

(n) all assets of the Transferred Plans with respect to the Transferred Employees or Former Business Employees;

(o) all assets that relate to any Liabilities with respect to Transferred Employees or Former Business Employees;

(p) (i) all Intellectual Property Licenses primarily related to or primarily used in the Devices & Services Business, including those set forth in Section 2.2(p)(i) of the Seller Disclosure Letter; and (ii) all in-bound Patent Licenses, or rights, licenses and corresponding obligations thereof, as and to the extent set forth in Section 2.2(p)(ii) of the Seller Disclosure Letter; (collectively the “Transferred Licenses” and each a “Transferred License”);

(q) all other assets set forth on Section 2.2(q) of the Seller Disclosure Letter; and

(r) except to the extent not primarily related to the Devices & Services Business, all rights to receive administrative and corporate (overhead, shared and other) services and benefits of the kind provided to the Devices & Services Business by the Seller Entities, either directly or indirectly through third-party service providers, prior to the Closing Date, and all assets of Seller or an Asset Selling Entity to the extent related thereto, including (i) computer and information processing services, (ii) finance, accounting and payroll services, (iii) facilities management services (including environmental, health and safety), (iv) treasury services (including banking, insurance, administration, taxation and internal audit), (v) general and administrative services, (vi) executive and management services, (vii) legal services, (viii) human resources services, (ix) risk management services, (x) group purchasing services, (xi) corporate marketing, strategy and development services, (xii) corporate travel and aircraft services, and (xiii) investor relations services.

Section 2.3 Excluded Assets of the Devices & Services Business.

(a) Notwithstanding any provision in this Agreement to the contrary, Buyer is not purchasing from Seller or any of the Asset Selling Entities any of the following (collectively, the “Excluded Assets”), and shall acquire no right to or interest in any Excluded Assets under this Agreement or as a result of the transactions contemplated hereby:

(i) except to the extent otherwise provided in this Agreement, Cash, in accordance with the Accounting Principles;

(ii) subject to the Ancillary Agreements and Section 5.20(a), all Intellectual Property of Seller or any of its Affiliates (other than the Transferred Subsidiaries), other than the Transferred IP, the Transferred IT Assets and the Transferred Licenses;

(iii) (x) the corporate charter, seal, minute books, stock record books, and other similar documents relating to the organization, maintenance and existence of Seller or any other Asset Selling Entity and (y) the books and records of Seller and the Asset Selling Entities, other than the Business Materials;

(iv) all intercompany receivables in respect of the Devices & Services Business, other than Assumed Intercompany Receivables;

(v) all current and prior insurance policies and all rights of any nature with respect thereto except to the extent such rights are Purchased Assets;

(vi) other than the Transferred Plans, any Employee Benefit Plan that is sponsored, maintained or entered into by Seller or any of its Affiliates and any assets relating thereto (including the Seller Equity Plans and all awards thereunder except as provided in Section 5.2(g) of this Agreement and U-GmbH);

(vii) the “Nokia” and “Nokia Corporation” Trademarks, and subject to Section 5.20(g), any other Trademark set forth on Section 2.3(a)(vii) of the Seller Disclosure Letter, and all goodwill associated with the corporate name of Seller or any other Asset Selling Entity, in each case, subject to the Trademark License Agreement;

(viii) all loans and other advances owing to Seller or any Asset Selling Entity by each Business Employee who does not become a Transferred Employee;

(ix) the Tax records (including Tax Returns and supporting workpapers) covering any period or portion thereof ending, or any transaction of Seller or any Asset Selling Entity occurring, on or prior to the Closing Date;

(x) the personnel records (including all human resources and other records) of Seller or an Asset Selling Entity relating to employees of Seller or an Asset Selling Entity, in either case, other than Transferred Employees;

(xi) all of the rights and interests and obligations of Seller or any Asset Selling Entity in and to the Contracts specified in Section 2.3(a)(xi) of the Seller Disclosure Letter;

(xii) any assets and associated claims arising out of the Retained Liabilities;

(xiii) all claims, causes of action, defenses and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or noncontingent) not included in the Purchased Assets under Section 2.2(k) and the right to retain all proceeds and monies therefrom;

(xiv) all of the rights and interests of Seller and its Affiliates (including the Seller Entities) in and to all correspondence, records, analyses and documents, including the confidentiality agreements entered into by Seller or any of its Affiliates, in connection with the sale of the Devices & Services Business;

(xv) any legal or beneficial interest in the share capital of the entities and other assets listed on Section 2.3(a)(xv) of the Seller Disclosure Letter, notwithstanding the fact that such entities or assets are related directly and predominantly to the Devices & Services Business;

(xvi) subject to the Trademark License Agreement and to Section 5.20(g), any legal or beneficial interest in the Internet Domain Names listed on Section 2.3(a)(xvi) of the Seller Disclosure Letter notwithstanding the fact that such sites are related directly and predominantly to the Devices & Services Business;

(xvii) all Refunds and credits of Taxes and Tax deposits to the extent due to Seller or any of its Affiliates pursuant to Section 8.7;

(xviii) all other assets set forth on Section 2.3(a)(xviii) of the Seller Disclosure Letter;

(xix) any and all Business Materials other than Transferred Business Materials;

(xx) the Intellectual Property Licenses and Patent Licenses (in each case, other than the Transferred Licenses); and

(xxi) all of Seller’s or any of the Asset Selling Entities’ recoveries to the extent resulting from Actions, the Liabilities in respect of which constitute Retained Liabilities.

Section 2.4 Assumption of Certain Obligations of the Devices & Services Business. Upon the terms and subject to the satisfaction or waiver, if permissible under applicable Law, of the conditions set forth in Article VI hereof, at the Closing, in exchange for the payment of the Closing Payment pursuant to Section 2.8, Buyer agrees, effective at the Closing, to assume and to satisfy, pay, perform and discharge when due all Liabilities solely to the extent primarily relating to the ownership, use or operation of the Purchased Assets or primarily relating to, or primarily used in, the Devices & Services Business, whether arising prior to or after the Closing, and whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable as of the Closing Date, but excluding the Retained Liabilities, which shall be retained by Seller and the Asset Selling Entities and not assumed by Buyer, including the following (all of the foregoing liabilities and obligations to be so assumed, satisfied or discharged being herein collectively called the “Assumed Liabilities”):

(a) all Actions to the extent resulting from the conduct of the Devices & Services Business or the Purchased Assets prior to, at or after the Closing, including Actions pursuant to which any Third Party alleges that the conduct of the Devices & Services Business infringes upon, misappropriates, or otherwise violates such Third Party’s Intellectual Property rights;

(b) to the extent primarily related to the Devices & Services Business, all Liabilities, including all Actions arising from the design, construction, testing, marketing, service, operation or sale of the products and services of the Devices & Services Business prior to, at or after the Closing, including indemnification or warranty obligations and irrespective of any legal theory asserted;

(c) all Liabilities and other obligations under the Real Property Leases, Equipment Leases and the Assumed Contracts and all purchase orders in respect thereof included in the Purchased Assets (to the extent the foregoing are conveyed to Buyer);

(d) all accounts payable (including the Assumed Intercompany Payables) and other accrued expenses or payment obligations of the Devices & Services Business, and all Liabilities to suppliers for products and services primarily relating to the Devices & Services Business prior to, at or after the Closing;

(e) all Liabilities arising prior to, at or after the Closing under any Contracts that are assigned to Buyer pursuant to Section 2.2 or Section 2.6 at or subsequent to the Closing;

(f) all other Liabilities set forth in Section 2.4(f) of the Seller Disclosure Letter;

(g) all Liabilities arising prior to, at or after the Closing under any Environmental Law, arising out of the Purchased Assets, the Devices & Services Business, any Asset Selling Entity or its predecessors (in each case, to the extent relating to the Purchased Assets or primarily related to the Devices & Services Business), or any property or assets now owned, leased or operated by any Asset Selling Entity (in each case, to the extent primarily relating to, or used for, the Purchased Assets or the Devices & Services Business), it being understood that such Liabilities do not include: Liabilities arising out of any property or assets that were previously owned, leased or operated by Seller or any Asset Selling Entity or its predecessors but are not Purchased Assets, and Liabilities that arise out of any off-site disposal of waste on or prior to the Closing;

(h) all Liabilities with respect to the Transferred Plans with respect to Transferred Employees and the Former Business Employees;

(i) all Liabilities with respect to the Transferred Employees and the Former Business Employees;

(j) 50% of any Liabilities with respect to severance pay to Transferred Employees who have a statutory right to severance pay solely as a result of the transactions contemplated by this Article II but continue as employees of Buyer or its Affiliates immediately following Closing; and

(k) all Liabilities for or with respect to Taxes for which Buyer bears responsibility pursuant to Article VIII.

Section 2.5 Retained Liabilities of the Devices & Services Business.

Notwithstanding any provision in this Agreement, at the Closing, Seller and its Subsidiaries (other than the Transferred Subsidiaries) shall retain and shall expressly agree to pay or otherwise perform or otherwise discharge and be responsible for all Liabilities (i) to the extent not arising out of, in respect of or relating to the Devices & Services Business or the Purchased Assets, including with respect to the Seller Retained Business and any Subsidiaries of Seller or (ii) to the extent set forth in this Section 2.5, including the following (collectively, the “Retained Liabilities”):

(a) Liabilities for which Seller or any Asset Selling Entity expressly has responsibility pursuant to the terms of this Agreement;

(b) Liabilities to the extent related to the Excluded Assets or not primarily related to the Devices & Services Business or the Purchased Assets;

(c) intercompany Liabilities of Seller or the Asset Selling Entities, other than the Assumed Intercompany Payables and Liabilities related to the Assumed Intercompany Receivables;

(d) except as otherwise provided for herein, any costs or expenses incurred by Seller or any Asset Selling Entity in connection with this Agreement or the transactions contemplated hereby;

(e) any Liabilities of Seller or any Asset Selling Entity (i) to pay any Indebtedness incurred prior to the Closing Date or (ii) relating to foreign exchange, hedging, derivative or similar arrangements;

(f) all Liabilities with respect to the Transferred Plans, except with respect to Transferred Employees and the Former Business Employees;

(g) all Liabilities with respect to employees of Seller and its Affiliates, other than with respect to Transferred Employees and the Former Business Employees;

(h) all Liabilities for or with respect to Taxes for which Seller bears responsibility pursuant to Article VIII;

(i) all payables related to the value added Taxes or similar Taxes of Seller and its Subsidiaries (other than the Transferred Subsidiaries);

(j) all Liabilities arising from or relating to any Action (i) involving Seller or any of its directors or officers relating to or arising from this Agreement or the transactions contemplated hereby or (ii) set forth on Section 2.5(j) of the Seller Disclosure Letter;

(k) all Liabilities arising from or relating to any discontinued operations, including in the jurisdictions and pursuant to the Agreements set forth on Section 2.5(k) of the Seller Disclosure Letter;

(l) all Liabilities arising from or relating to Seller’s or its Subsidiaries’ use or distribution prior to the Closing Date of Software that is subject to an “open source” license, including without limitation those Liabilities set forth on Section 2.5(l) of the Seller Disclosure Letter, until such date in which Buyer notifies Seller that it is willing to assume all or part of such Liabilities, in which case Buyer will only assume those liabilities expressly indicated;

(m) all Liabilities relating to any confidentiality agreements entered into by Seller or any of its Affiliates, in connection with the sale of the Devices & Services Business;

(n) 50% of any Liabilities with respect to severance pay to Transferred Employees who have a statutory right to severance pay solely as a result of the transactions contemplated by this Article II but continue as employees of Buyer or its Affiliates immediately following Closing;

(o) all Liabilities and other obligations, including any warranty or similar obligations, of Seller and its Affiliates, including relating to the Devices & Services Business, to the extent relating to or arising out of sales to customers or other third parties in Iran, Cuba, Sudan and Syria;

(p) all other Liabilities set forth in Section 2.5(p) of the Seller Disclosure Letter; and

(q) all Liabilities with respect to U-GmbH.

Section 2.6 Consents.

(a) Notwithstanding anything to the contrary in this Agreement, any Real Property Lease, Equipment Lease, Transferred License, Restricted Software, Permit, Assumed Contract, Contract or right which is not assignable or transferable without the consent of any Person other than Seller, the Asset Selling Entities, the Transferred Subsidiaries or any other Subsidiary of Seller or Buyer shall not be transferred to Buyer at the Closing, to the extent that such consent shall not have been given prior to the Closing; provided, however, that each of the Seller Entities and Buyer shall have the continuing obligation after the Closing to use reasonable best efforts at Seller’s sole cost and expense to obtain all necessary consents to the assignment or transfer thereof. Upon obtaining the requisite third-party consents thereto, Seller shall, and shall cause each applicable Asset Selling Entity to, promptly sell, convey, assign, transfer and deliver to Buyer such Real Property Leases, Equipment Leases, Transferred Licenses, Restricted Software, Permits, Assumed Contracts, Contracts or rights, if otherwise includable in the Purchased Assets or the transactions contemplated hereby.

(b) With respect to any Real Property Lease, Equipment Lease, Transferred License, Permit, Assumed Contract, Contract or right that is included in the Purchased Assets but not assigned to Buyer at the Closing by reason of Section 2.6(a), after the Closing, and for at least two (2) years thereafter, Seller and Buyer shall cooperate with each other, upon written request of Buyer, in endeavoring to obtain for Buyer, a lawful and reasonable arrangement with respect thereto to provide for Buyer substantially comparable benefits (including economics) therein, including, if applicable, Buyer conducting operations in a leased facility of Seller prior to obtaining consent to assignment of the lease for such facility. In any such arrangement, (x) Buyer will solely to the extent of Buyer’s use, or receipt of benefits, thereof (i) bear the sole responsibility for completion of the work or provision of goods and services, (ii) bear all Taxes with respect thereto or arising therefrom, (iii) be solely entitled to all benefits thereof, economic or otherwise, and (iv) be solely responsible for any warranty or breach thereof, any repurchase, indemnity and service obligations thereof, and (v) promptly reimburse the reasonable costs and expenses of the Seller and its Affiliates arising from Buyer’s use, or receipt of the benefits, thereof, and (y) Seller will, and will cause each Asset Selling Entity to, enforce the rights granted to Buyer under this Section 2.6.

(c) Buyer acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to the Real Property Leases, Equipment Leases, Transferred Licenses, Permits, Assumed Contracts, Contracts or rights and that such consents may not be obtained. Subject to Seller’s compliance with the terms of this Agreement, including Sections 2.6(a) and 2.6(b), and without limiting Seller’s representations and warranties in Article III hereof, Buyer agrees that neither the Seller nor any of its Affiliates shall have any liability whatsoever solely arising out of the failure to obtain any consents that may be required in connection with the transactions contemplated by this Agreement or solely because of the default under, or acceleration of, any Real Property Lease, Equipment Lease, Transferred License, Permit, Assumed Contract, Contract or right, as a result thereof.

(d) Within ninety (90) days after the execution of this Agreement, Seller shall provide the Buyer with a list of all Shared Contracts, indicating which of such Shared Contracts may be assigned in part, pursuant to its terms, without the consent of the counterparty thereto or other conditions, including the payment of a transfer or other fee (the “Assignable Shared Contracts”). Within thirty (30) days after receipt thereof, the Buyer will provide the Seller with written notice of those Assignable Shared Contracts that the Buyer desires to assume in part. Each such Assignable Shared Contract for which the Buyer provides written notice of its desire to assume in part shall thereafter be deemed to be an Assumed Contract hereunder and the Seller shall partially assign to the Buyer as of the Closing such Contract in accordance with its terms.

(e) With respect to each Shared Contract identified pursuant to the first sentence of subsection (d) above that is not an Assignable Shared Contract (the “Non-Assignable Shared Contracts”), the Buyer will also, within thirty (30) days after receipt thereof, provide the Seller with written notice of those Non-Assignable Shared Contracts that the Buyer desires to assume in part. Each party shall use its reasonable best efforts prior to the Closing to cause the counterparty to each such Non-Assignable Shared Contract to consent to the partial assignment of such Non-Assignable Shared Contract to the Buyer, or to otherwise enter into a new Contract with the Buyer on substantially the same terms as exist under the applicable Shared Contract, in each case as of the Closing. Each such Non-Assignable Shared Contract for which the parties have received consent to the partial assignment shall thereafter be deemed to be an Assumed Contract hereunder and the Seller shall partially assign to the Buyer as of the Closing such Contract in accordance with its terms. The Seller shall not take any action to terminate prior to its expiration any Non-Assignable Shared Contract which has been identified by the Buyer as one it desires to assume pursuant to this subsection (e), or take any action or fail to take any action that would permit the other party to any such Non-Assignable Shared Contract to terminate prior to its expiration such Shared Contract, in each case, prior to the date that is twelve (12) months after the Closing Date. Notwithstanding the foregoing, the Seller shall not be required to partially assign to the Buyer at the Closing any of the Non-Assignable Shared Contracts for which consent has not been obtained.

(f) With respect to each Non-Assignable Shared Contract for which the arrangements described in subsection (e) above could not be entered into prior to the Closing, Seller agrees to continue to use its reasonable best efforts from and after the Closing Date until the date that is two (2) years following the Closing Date to cause the counterparty to each such Non-Assignable Shared Contract to consent to the partial assignment of such Non-Assignable Shared Contract to the Buyer, or to otherwise enter into a new Contract with the Buyer on substantially the same terms as exist under the applicable Shared Contract. Until any such consent or new Contract is obtained, the Seller and the Buyer will use reasonable best efforts to cooperate for two (2) years following the Closing, in any lawful and reasonable arrangement, to the extent such cooperation would not result in a breach of the terms of such Non-Assignable Shared Contract, and not prohibited under applicable law, which will provide the Buyer the obligations and benefits of any such Non-Assignable Shared Contract with respect to the Devices & Services Business, including subcontracting, licensing, sublicensing, leasing or subleasing to the Buyer any or all of the Seller’s rights and obligations with respect to such Non-Assignable Shared Contract with respect to the Devices & Services Business. In any such arrangement, (x) Buyer will solely to the extent of Buyer’s use, or receipt of benefits, thereof (i) bear the sole responsibility for completion of the work or provision of goods and services, (ii) bear all Taxes with respect thereto or arising therefrom, (iii) be solely entitled to all benefits thereof, economic or otherwise, and (iv) be solely responsible for any warranty or breach thereof, any repurchase, indemnity and service obligations thereof, and (v) promptly reimburse the reasonable costs and expenses of the Seller and its Affiliates arising from Buyer’s use, or receipt of the benefits, thereof, and (y) Seller will, and will cause each Asset Selling Entity to, enforce the rights granted to Buyer under this Section 2.6(f). If and when such consents or approvals are obtained or such other required actions have been taken, the partial assignment of such Non-Assignable Shared Contract will be effected in accordance with the terms of this Agreement.

Section 2.7 Further Assurances. Subject to Section 5.7, each of the parties hereto shall use reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to consummate the transactions contemplated by this Agreement, including to obtain any required consents or waivers of termination or provide any required notifications (within the required notice periods) under any Real Property Lease, Equipment Lease, Transferred License, Permit, Assumed Contract or other Contract prior to the Closing. Without limiting the foregoing, after the Closing Date (A) Buyer and Seller at the reasonable request of the other shall execute and deliver, or cause to be executed and delivered, to or as directed by, and at the reasonable expense of, the requesting party (i) such assignments, deeds, bills of sale and other instruments of transfer as either party reasonably may request as necessary or desirable in order to effect or further evidence the sale and assignment of the Purchased Assets to Buyer and the retention of the Excluded Assets by Seller and the Asset Selling Entities as specified in Sections 2.2 and 2.3, and (ii) such assumption agreements (including assumption agreements in relation to specific Assumed Contracts (including such assumption agreements expressly for the benefit of the counterparties thereto)) and other instruments of assumption as either party reasonably may request as necessary or desirable in order to effect or further evidence the assumption of, and agreement to pay, perform and discharge when due, the Assumed Liabilities and the Retained Liabilities, all as specified in Sections 2.4 and 2.5, or to obtain releases of Seller and the Asset Selling Entities from any liability or obligation with respect to the Assumed Liabilities or to obtain releases of Buyer and its Affiliates from any liability or obligation with respect to the Retained Liabilities and (B) Seller shall use reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to complete any of the Internal Restructuring that is not completed as of the Closing. To the extent that, from time to time after the Closing, Seller and/or Buyer shall identify assets of the Devices & Services Business that are in the possession of Seller or its Affiliates, or assets of the Seller Retained Businesses that are in the possession of Buyer or its Affiliates, whether as a result of the Internal Restructuring not being completed prior to the Closing or otherwise, each party shall use reasonable best efforts to take such action as is necessary to put (x) Buyer or its Subsidiaries, including the applicable Transferred Subsidiary, in the case of assets of the Devices & Services Business, or (y) Seller or its Subsidiaries, in the case of assets of the Seller Retained Businesses, in actual possession thereof and otherwise to put such party into the same economic position as if such action had been taken on or prior to the Closing Date.

Section 2.8 Purchase Price.

(a) In consideration of the sale and transfer of the Equity Interests and the Purchased Assets and the assumption of the Assumed Liabilities, Buyer agrees to (i) purchase (or cause one of its Affiliates to purchase) from Seller and the Equity Selling Entities the Equity Interests and (ii) purchase (or cause one of its Affiliates to Purchase) from Seller and the Asset Selling Entities the Purchased Assets for an aggregate purchase price of Three Billion Seven Hundred and Ninety Million Euros (€3,790,000,000.00) (the “Initial Purchase Price”). The Initial Purchase Price is subject to adjustment prior to the Closing pursuant to Section 2.10(b) (as so adjusted, the “Closing Payment”). The Closing Payment is subject to adjustment following the Closing as set forth in Section 2.10(g).

(b) If prior to the Closing, Buyer purchases Nokia Securities from Seller, then simultaneous with the Closing Buyer will surrender all of such Nokia Securities (the “Surrendered Securities”) to Seller for purchase or redemption by Seller. Upon surrender of the

Nokia Securities, in lieu of payment to Buyer of the redemption or purchase price therefor, which for the avoidance of doubt shall be an amount equal to the principal plus accrued interest thereon (such amounts, in aggregate, the “Redemption Amount”), the Closing Payment will be reduced by the Redemption Amount. The amount of the Closing Payment less the Redemption Amount, if any, shall be the “Closing Cash Payment”.

(c) To the extent that Buyer is required under applicable Law to make local payment for the Equity Interests or the Purchased Assets in any particular jurisdiction directly to a Seller Entity, such payment will be made in Euros, if permissible under applicable Law.

(d) Buyer shall be entitled to deduct and withhold from consideration otherwise payable or deemed payable pursuant to this Agreement such amounts as are required to be deducted and withheld and with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and are properly paid to the relevant Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller (or the relevant Asset Selling Entity or Equity Selling Entity) in respect of which such deduction and withholding was made; provided, that, to the extent that any such deduction or withholding is made on account of any Transferred IP, Transferred IT Assets or Transferred Licenses which are transferred directly by Seller, the amount of consideration payable by Buyer pursuant to this Agreement shall be increased such that Seller shall receive a net amount after giving effect to any required deduction or withholding equal to the amount that Seller would have received had no such deduction or withholding been made. If Buyer determines that it or its Affiliates are required to deduct and withhold any amount as described in this Section 2.8(d), Buyer shall notify Seller of any such requirement as soon as reasonably practicable after such determination is made by Buyer.

Section 2.9 Closing.

(a) The closing of the transactions contemplated by this Agreement (the “Closing”) shall be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at 525 University Avenue, Suite 1400, Palo Alto, California, 94301, at 6:00 a.m. local time, on the third Business Day following the satisfaction or waiver, if permissible, of the conditions set forth in Article VI (other than conditions which by their nature are to be satisfied or waived at the Closing and subject to such satisfaction or waiver at the Closing) (such date, the “Closing Date”), unless another date is agreed to in writing by Buyer and Seller. The effective time of the Closing for tax, operational and all other matters will be deemed to be 11:59 p.m. local time in each jurisdiction on the Closing Date. The parties will between signing and Closing jointly consider in good faith the treatment of possible inconsistencies resulting from Closing mid-month as it relates to the treatment of Net Working Capital and the corresponding adjustments under the terms of this Agreement. For example, the parties may mutually agree to extend the date upon which they would otherwise be obligated to effect the Closing pursuant to this Section 2.9 if it would otherwise be scheduled to occur within a short period from a month end.

(b) At the Closing, Seller shall deliver, or cause to be delivered, to Buyer:

(i) evidence of the transfer and assignment to Buyer of the Equity Interests;

(ii) possession or control of the Purchased Assets;

(iii) the certificate provided for in Section 6.1(a)(iii);

(iv) except to the extent requested by Buyer, resignations of the directors, or in the case of entities that have one or more managers in lieu of a board of directors, the resignation of such manager(s), of the Transferred Subsidiaries, effective upon the Closing;

(v) Seller’s and any applicable Affiliate’s duly executed counterparts of each Ancillary Agreement; and

(vi) such other specific instruments of sale, transfer, conveyance and assignment, perfection and recordation as Buyer may reasonably request and all other documents required to be delivered by Seller or the Equity Selling Entities on or prior to the Closing Date pursuant to this Agreement;

(vii) the organizational books and records of each of the Transferred Subsidiaries, including for each, the corporate minute book, stock ledger book, corporate charters and minutes (or equivalent under applicable Law) of each Transferred Subsidiary;

(viii) all physical and tangible materials embodying any of the Transferred IP in the possession of Seller or its Subsidiaries and their respective third party agents; and

(ix) with respect to any U.S. Person that is a Transferred Subsidiary, a certificate in the form of Exhibit L that the applicable Seller Entity is not a “foreign person” as defined in Section 1445(f)(3), and the rules and regulations promulgated thereunder, or a “disregarded entity” as defined in Treasury Regulation Section 1.1445-2(b)(2)(iii).

(c) At the Closing, Buyer shall deliver, or cause to be delivered, to Seller:

(i) all Surrendered Securities, with such instruments of transfer as required pursuant thereto;

(ii) the Closing Cash Payment, by wire transfer of immediately available funds, to an account or accounts designated by Seller prior to Closing (such account or accounts to be set forth on a letter on Seller’s letterhead and executed by an authorized officer of Seller);

(iii) the certificate provided for in Section 6.2(a)(iii);

(iv) Buyer’s and any applicable Affiliate’s duly executed counterparts of each Ancillary Agreement.

Section 2.10 Purchase Price Adjustment.

(a) Seller shall prepare and deliver to Buyer, no later than five (5) Business Days prior to the Closing Date the following:

(i) a combined balance sheet of the Devices & Services Business, as of the Seller’s previous Monthly Period End (the “Estimated Closing Balance Sheet”), prepared by Seller in accordance with the Accounting Principles;

(ii) a combined EBITDA and CAPEX statement for the Devices & Services Business, as of the Seller’s previous Monthly Period End (the “Estimated Closing Cash Earnings”), prepared by Seller and in accordance with the Accounting Principles;

(iii) a detailed calculation by Seller of the Adjustment Amount (including the Net Cash Adjustment, Net Working Capital Adjustment, Cash Earnings Adjustment and Seller Transaction Expenses and the Exhibit O Adjustment Amount) as of the Seller’s previous Monthly Period End based on the Estimated Closing Balance Sheet and the Estimated Closing Cash Earnings (the “Estimated Adjustment Amount”) (an illustrative example of which is set forth on Exhibit A), together with such schedules and data as may be appropriate to support such calculation; and

(iv) a certificate of the chief executive officer or chief financial officer of Seller certifying that the Estimated Closing Balance Sheet, Estimated Closing Cash Earnings and Estimated Adjustment Amount have been prepared in accordance with the Accounting Principles.

(b) In connection with Buyer’s review of the Estimated Closing Balance Sheet, Estimated Closing Cash Earnings and calculation of the Estimated Adjustment Amount, Buyer and its Representatives shall have reasonable access, during normal business hours and upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by Seller or any of its Affiliates or any of their respective Representatives in connection with preparation of the Estimated Closing Balance Sheet, the Estimated Closing Cash Earnings and/or calculation of Estimated Adjustment Amount, and to finance personnel of Seller or any of its Affiliates and any other information which Buyer reasonably requests, and Seller shall, and shall cause its Subsidiaries and Representatives to, cooperate reasonably with Buyer and its Representatives in connection therewith. Buyer shall have until two (2) Business Days prior to the Closing Date to provide Seller any comments on the statement of the Estimated Adjustment Amount and the data and calculations set forth therein, which comments shall be considered by Seller in good faith (and if revised by Seller in response to Buyer’s comments, the revised statement shall be the statement of the Adjustment Amount hereunder).

(c) The Initial Purchase Price shall be (i) increased by the absolute value of the Estimated Adjustment Amount if it is positive, or (ii) decreased by the absolute value of the Estimated Adjustment Amount if it is negative.

(d) Within seventy-five (75) days following the Closing Date, Buyer shall deliver to Seller the following (collectively, the “Preliminary Adjustment Statement”):

(i) a combined balance sheet of the Devices & Services Business as of the Closing (the “Preliminary Closing Balance Sheet”), prepared by Buyer in accordance with the Accounting Principles;

(ii) a combined EBITDA and CAPEX statement for the Devices & Services Business as of the Closing (the “Preliminary Closing Cash Earnings”), prepared by Buyer and in accordance with the Accounting Principles;

(iii) a detailed calculation by Buyer of the Adjustment Amount (including the Net Cash Adjustment, Net Working Capital Adjustment, and Cash Earnings Adjustment and the Exhibit O Adjustment Amount) as of the Closing based on the Preliminary Closing Balance Sheet and the Preliminary Closing Cash Earnings (the “Preliminary Adjustment Amount”), together with such schedules and data as may be appropriate to support such calculation; and

(iv) a certificate of the chief executive officer or chief financial officer of Buyer certifying that the Preliminary Closing Balance Sheet and Preliminary Closing Cash Earnings have been prepared in accordance with the Accounting Principles; and

(e) Seller shall have sixty (60) days following receipt of the Preliminary Adjustment Statement to review the Preliminary Closing Balance Sheet, the Preliminary Closing Cash Earnings and the calculation of Preliminary Adjustment Amount and to notify Buyer in writing of any dispute regarding the amount of the Preliminary Adjustment Amount set forth on the Preliminary Adjustment Statement (the “Dispute Notice”), specifying the reasons therefor in reasonable detail. If no Dispute Notice is delivered by Seller within such sixty (60) day review period or if Seller delivers a written acceptance of the Preliminary Closing Balance Sheet, the Preliminary Closing Cash Earnings and the Preliminary Adjustment Amount during such sixty (60) day period, then such Preliminary Closing Balance Sheet, Preliminary Closing Cash Earnings and Preliminary Adjustment Amount shall be (i) conclusive and binding on the parties in all respects and (ii) final and non-appealable for all purposes hereunder, as of the end of the sixty (60) day review period or the date of receipt by Buyer of such written acceptance, as applicable. Any item set forth in the Preliminary Closing Balance Sheet, the Preliminary Closing Cash Earnings or the calculation of Preliminary Adjustment Amount and not specifically objected to by Seller within such sixty (60) day period shall be deemed (i) conclusive and binding on the parties in all respects and (ii) final and non-appealable for all purposes hereunder.

(f) In connection with Seller’s review, Seller and its Representatives shall have reasonable access, during normal business hours and upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by Buyer, the Transferred Subsidiaries or any of their Affiliates, or any of their respective Representatives in connection with preparation of the Preliminary Closing Balance Sheet, the Preliminary Closing Cash Earnings and/or its calculation of Preliminary Adjustment Amount, and to finance personnel of Buyer, the Transferred Subsidiaries or any of their Affiliates and any other information which Seller reasonably requests, and Buyer shall, and shall cause the Transferred Subsidiaries and its other Affiliates to, cooperate reasonably with Seller and its Representatives in connection therewith.

(g) If Seller delivers a Dispute Notice to Buyer, Buyer and Seller shall cooperate in good faith to resolve such dispute as promptly as practicable and, upon such resolution, if any, any adjustments to the Preliminary Closing Balance Sheet, Preliminary Closing Cash Earnings and Preliminary Adjustment Amount shall be made as agreed upon by Buyer and Seller. If Buyer and Seller are unable to resolve any such dispute within twenty (20) Business Days (or such longer period as Buyer and Seller shall mutually agree in writing) of Seller’s delivery of such Dispute Notice, such dispute shall be resolved by the Independent Accounting Firm, and such determination by the Independent Accounting Firm shall be (x) conclusive and binding on the parties in all respects and (y) final and non-appealable for all purposes hereunder; provided, however, that such determination may be reviewed, corrected or set aside by a court of competent jurisdiction, but only if and to the extent that the Independent Accounting Firm is found by such court of competent jurisdiction to have made mathematical errors with respect to its ruling or failed to follow the provisions of this Agreement; provided, further, that (i) the Independent Accounting Firm may consider only those items and amounts (and related items and amounts) as to which Buyer and Seller have disagreed within the time periods and on the terms specified above, (ii) the Independent Accounting Firm shall be bound by the provisions of this Section 2.10(g) and (iii) the Independent Accounting Firm’s determination of the Preliminary Adjustment Amount may neither be less than the lower, nor more than the higher, of Buyer’s and Seller’s respective calculations of the Preliminary Adjustment Amount. Any expenses relating to the engagement of the Independent Accounting Firm in respect of its services pursuant to this Section 2.10(g) shall be borne by Buyer and Seller in a manner that is inversely proportionate to the relative difference between the calculation of Preliminary Adjustment Amount proposed by each of Buyer and Seller and the Preliminary Adjustment Amount as finally determined by the Independent Accounting Firm. The Independent Accounting Firm shall be instructed to use commercially reasonable efforts to make its final determination within thirty (30) days of submission by the parties hereto of the dispute to it and, in any case, as promptly as practicable after such submission. Buyer and Seller shall each furnish the Independent Accounting Firm (such work papers and other documents and information relating to the disputed issues as the Independent Accounting Firm shall request). The Preliminary Adjustment Amount, (i) if deemed final in accordance with Section 2.10(d), as originally submitted by Buyer, or (ii) if a Dispute Notice has been timely delivered by Seller in accordance with this Section 2.10(g), as determined pursuant to the resolution of such dispute in accordance with this Section 2.10(g), shall be the “Final Adjustment Amount”.

(h) The “Purchase Price” shall be equal to the Closing Payment, as adjusted below:

(i) if the Final Adjustment Amount is greater than the Estimated Adjustment Amount (either of which may have been positive or negative), Buyer shall pay Seller the amount by which the Final Adjustment Amount is greater than the Estimated Adjustment Amount (in accordance with the Purchase Price Apportionment);

(ii) if the Final Adjustment Amount is less than the Estimated Adjustment Amount (either of which may have been positive of negative), Seller shall pay to Buyer the amount by which the Final Adjustment Amount is less than the Estimated Adjustment Amount (in accordance with the Purchase Price Apportionment).

Buyer or Seller, as the case may be, shall, as promptly as reasonably practicable (but in any event within five (5) Business Days) after the determination of the Final Adjustment Amount pursuant to Section 2.10(g), make payment (or cause an Affiliate to make payment) in accordance with this Section 2.10(h) by wire transfer in immediately available funds of the amount payable by Buyer or Seller, as the case may be.

Section 2.11 Purchase Price Allocation.

(a) Prior to the Closing, Buyer and Seller shall in good faith use their reasonable best efforts to agree upon an allocation of the portions of the Purchase Price paid by Buyer (or each of its relevant assignees) to Seller, any Asset Selling Entity and/or any Equity Selling Entity with respect to any Transferred Subsidiary, Purchased Assets and (to the extent applicable) any transfer or other transaction under any of the Ancillary Agreements (the “Purchase Price Apportionment”).

(b) If Seller and Buyer fail to agree on the Purchase Price Apportionment within one hundred (100) days following the date of this Agreement in the case of Closing Valued Subsidiaries or within thirty (30) days of the Closing in the case of any other Transferred Subsidiary, Purchased Asset or (to the extent applicable) any transfer or other transaction under any of the Ancillary Agreements, such matter shall be referred to a law firm or accounting firm (the “Arbiter”) for binding arbitration pursuant to the procedures set forth below. Seller and Buyer shall mutually agree on an Arbiter that is independent of both Seller and Buyer. If Seller and Buyer cannot agree on an Arbiter within five (5) days, Seller and Buyer each shall select a law firm or an accounting firm, and the two (2) firms selected shall mutually select a third law firm or accounting firm, independent of both Seller and Buyer, to act as the Arbiter; provided, that with respect to any jurisdiction in which local law requires a valuation substantiated by a firm other than the Arbiter, a firm qualified under local law shall be mutually selected under the processes hereunder and the decisions of such qualified firm shall govern with respect to that jurisdiction. The choice of an Arbiter by the two (2) firms pursuant to the preceding sentence shall be binding on the parties. Within ten (10) days of the selection of the Arbiter, Seller and Buyer shall deliver to the Arbiter copies of any schedules or documentation that may reasonably be required by the Arbiter to make its determination. Each of Buyer and Seller shall be entitled to submit to the Arbiter a memorandum setting forth its position with respect to such arbitration. The Arbiter shall render a determination with respect to any Closing Valued Subsidiary at least five (5) days prior to Closing and in the case of any other Transferred Subsidiary, Purchased Asset or (to the extent applicable) any transfer or other transaction under any of the Ancillary Agreements as soon as reasonably possible (which for the avoidance of doubt may be following the Closing Date). In rendering its determination of the Purchase Price Apportionment, the Arbiter shall apply valuation principles in accordance with arm’s-length principles. The determination of the Arbiter shall be final and binding on all parties and shall be the conclusive Purchase Price Apportionment (the “Final Purchase Price Apportionment”) for purposes of this Agreement, and Buyer and Seller shall (or shall cause its Affiliates to) take all actions necessary to amend any Local Share Transfer Agreement, Local Asset Transfer Agreement or any similar document to be consistent with the Final Purchase Price Apportionment. The costs incurred in retaining the Arbiter shall be shared equally, fifty percent (50%) by Seller and fifty percent (50%) by Buyer.

(c) Each of Seller, Buyer and their respective Affiliates shall (x) be bound by the Purchase Price Apportionment (or Final Purchase Price Apportionment) for purposes of determining any Taxes; (y) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns on a basis consistent with the Purchase Price Apportionment (or Final Purchase Price Apportionment) and (z) take no position, and cause its Affiliates to take no position, inconsistent with the Purchase Price Apportionment (or Final Purchase Price Apportionment) on any applicable Tax Return or in any proceeding before any Taxing Authority. If the Purchase Price Apportionment (or Final Purchase Price Apportionment) is disputed by any Taxing Authority, the party receiving notice of the dispute shall promptly notify the other party hereto, and Seller and Buyer agree to use their commercially reasonable efforts to defend such Purchase Price Apportionment in any Contest. To the extent that the Purchase Price as finally determined pursuant to Section 2.10 may differ from the Closing Payment, the Purchase Price Apportionment (or Final Purchase Price Apportionment) shall be updated to reflect such difference in an appropriate and equitable manner consistent with the requirements of applicable Law to the maximum extent possible and as mutually agreed to by Seller and Buyer. For the avoidance of doubt, (i) the sum of the Purchase Price Apportionment shall not exceed the Purchase Price, and (ii) nothing in this Section 2.11 shall impact the Buyer’s ability to allocate purchase price among the assets of a Transferred Subsidiary for U.S. federal or state income tax purposes.

(d) To the extent any Taxing Authority successfully disputes the applied Purchase Price Apportionment, each party is entitled to reflect such difference in an appropriate and equitable manner in its tax filings consistent with the requirement of applicable Law.

Section 2.12 Proceedings at Closing. All proceedings to be taken, all documents to be executed and delivered, and all payments to be made and consideration to be delivered at the Closing shall be deemed to have been taken, executed, delivered and made simultaneously, and, except as provided hereunder, no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Letter (it being agreed that an item included on a particular schedule referenced in any section or subsection of this Article III is deemed to relate to each other section or subsection of this Article III to the extent that it is reasonably apparent on its face to a reader of such disclosure that it also qualifies or applies to such other sections and subsections); provided, that no disclosure in the Seller Disclosure Letter shall be deemed to qualify or apply to the first sentence of Section 3.12 unless expressly set forth on Section 3.12 of the Seller Disclosure Letter, Seller represents and warrants to Buyer as follows:

Section 3.1 Due Organization of Seller Entities. Seller is duly incorporated, validly existing under the Laws of Finland. Each other Seller Entity is a corporation or a limited liability company duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization. Each of the Seller Entities is qualified or otherwise authorized to do business and is in good standing (where applicable) under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law, except where the failure to be so qualified or otherwise authorized would not be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole. Each of the Seller Entities has all requisite limited liability company power and authority to own, lease and operate its respective properties and to carry on its respective business as now conducted, except where the failure to have such power and authority would not be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole.

Section 3.2 Authorization of Transaction by Seller. Seller has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements and, subject to the Requisite Shareholder Approval, to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller other than the Requisite Shareholder Approval, and no other corporate proceedings on the part of Seller are necessary to authorize the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer, constitutes, and each Ancillary Agreement, when executed and delivered by Seller or the applicable Seller Entity (assuming due authorization and delivery by Buyer) shall constitute, a valid and binding obligation of Seller or the applicable Seller Entity, enforceable against Seller or the applicable Seller Entity in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, preference or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is sought in equity or at law).

Section 3.3 Due Organization and Good Standing of Transferred Subsidiaries. Each of the Transferred Subsidiaries is duly incorporated or formed, validly existing, and in good standing (where applicable) under the Laws of the jurisdiction of its incorporation or formation. Each of the Transferred Subsidiaries is qualified or otherwise authorized to do business and is in good standing (where applicable) under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law, except where the failure to be so qualified or otherwise authorized would not (i) be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole or (ii) reasonably be expected to prevent the performance by Seller, the Equity Selling Entities and/or the Asset Selling Entities of their respective obligations under this Agreement or the consummation of the transactions contemplated hereby. Each of the Transferred Subsidiaries has all requisite corporate or limited liability company power and authority to own, lease and operate its respective properties and to carry on its respective business as now conducted, except where the failure to have such power and authority would not be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole.

Section 3.4 Title to Tangible Assets; Sufficiency of Assets.

(a) Either Seller or the Asset Selling Entities, together, own, or in the case of leased assets, have valid leasehold interests in, all of the tangible personal property included in the Purchased Assets free and clear of all Encumbrances, other than Permitted Encumbrances.

(b) The deeds, endorsements, assignments and other instruments to be executed and delivered by Seller and the Asset Selling Entities to Buyer at the Closing will effectively vest in Buyer ownership of all of the Purchased Assets to be transferred to Buyer by Seller and the Asset Selling Entities pursuant to and as contemplated by this Agreement free and clear of all Encumbrances, other than Permitted Encumbrances.

(c) The Purchased Assets, the rights under the Ancillary Agreements and the assets of the Transferred Subsidiaries as of the Closing will include all assets necessary for Buyer to operate and conduct the Devices & Services Business immediately following the Closing in all material respects as currently conducted, except as set forth in Section 3.4(c) of the Seller Disclosure Letter; provided that the foregoing representation is not a representation of non-infringement of Third Party Intellectual Property rights and no representations are provided by Seller with respect to sufficiency of rights secured to Third Party Intellectual Property rights necessary for the purposes of conducting the Devices & Services Business following the Closing; provided, that nothing herein is intended to modify or limit the representations and warranties made in Section 3.17(c)(i).

(d) None of the HERE Entities or NSN are engaged in the Devices & Services Business, except for cloud hosting services provided by the HERE Entities and any ordinary course commercial arrangements such Persons may have with the Devices & Services Business (excluding solely for purposes of this Section 3.4(d), the last sentence of the definition thereof).

Section 3.5 Governmental Filings. No filing or registration with, notification to, or authorization, consent, expiration of waiting period or approval of any Governmental Authority (collectively, “Governmental Filings”) are required in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements by the Seller Entities or any of the Transferred Subsidiaries, except for (a) the Governmental Filings set forth in Section 3.5 of the Seller Disclosure Letter or Exhibit M, or (b) such other Governmental Filings the failure of which to be obtained or made would not (i) be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole or (ii) reasonably be expected to prevent the performance by Seller, the Equity Selling Entities and/or the Asset Selling Entities of their respective obligations under this Agreement or the consummation of the transactions contemplated hereby.

Section 3.6 Capital Structure. All of the issued and outstanding Equity Interests of the Transferred Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable (to the extent such concepts are recognized in the jurisdiction of organization of such Transferred Subsidiary), have been issued in compliance with applicable Law, and have not been issued in violation of any preemptive rights, rights of first offer, rights of first refusal or similar rights. Set forth in Section 3.6 of the Seller Disclosure Letter is the jurisdiction of incorporation or legal organization and the share capital, membership interests or other equity interests of each of the Transferred Subsidiaries and, except as set forth in Section 3.6 of the Seller Disclosure Letter, there are no other authorized, issued or outstanding shares of capital stock, membership interests or other equity interests of the Transferred Subsidiaries. Except as set forth in Section 3.6 of the Seller Disclosure Letter, the Transferred Subsidiaries have no other equity securities authorized, issued or outstanding, other than the Equity Interests, and there are no agreements, options, warrants, calls, rights or any other instruments or agreements relating to the sale, issuance, redemption or voting of any shares of capital stock, membership interests or other equity interests of the Transferred Subsidiaries, or any securities or other instruments convertible into, exchangeable for, evidencing the right to purchase, or otherwise requiring any Transferred Subsidiary to make a payment or otherwise provide value or benefits in respect of the value of, any shares of capital stock, membership interests or other equity interests in the Transferred Subsidiaries. Except as set forth in Section 3.6 of the Seller Disclosure Letter, there are no stock appreciation, phantom stock, profit participation or similar rights with respect to Equity Interests of the Transferred Subsidiaries. Except as set forth in Section 3.6 of the Seller Disclosure Letter, Seller and the Equity Selling Entities are the beneficial and legal owner of the Equity Interests of the Transferred Subsidiaries, in each case free and clear of all Encumbrances, and, at the Closing, except as set forth in Section 3.6 of the Seller Disclosure Letter, the Equity Interests purchased by Buyer shall constitute all of the issued and outstanding equity securities of the Transferred Subsidiaries. Upon the transfer and payment for the Equity Interests of the Transferred Subsidiaries as contemplated herein, each Equity Selling Entity will transfer to Buyer valid title to the Equity Interest of the Transferred Subsidiaries, free and clear of any Encumbrances. Except as disclosed in Section 3.6 of the Seller Disclosure Letter, as of the Closing, none of the Transferred Subsidiaries have any Indebtedness material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole. Except as set forth in Section 3.6 of the Seller Disclosure Letter, there are no stockholders’ agreements or voting trusts, proxies or other agreements or understandings to which any Equity Selling Entity is a party or by which Seller is bound with respect to the voting, transfer or other disposition of the Equity Interests of the Transferred Subsidiaries or otherwise related to any Equity Interest of any Transferred Subsidiary.

Section 3.7 Financial Statements.

(a) Seller has furnished with the Securities Exchange Commission (the “SEC”) audited consolidated financial statements for the fiscal years ended December 31, 2012 (the “2012 Financial Statements”) and December 31, 2011 and has furnished with the SEC unaudited consolidated financial statements for the six months ended June 30, 2013 (the “June 30 Financial Statements”), each of which include segment reporting for the Devices & Services business segment (together with the 2012 Financial Statements, the “SEC Financial Statements”). The June 30 Financial Statements do not include all of the information and notes required for complete financial statements. All adjustments, consisting of normal recurring items, necessary to state fairly the results of the interim periods have been included in the June 30 Financial Statements. Attached as Section 3.7 of the Seller Disclosure Letter are the unaudited pro forma carve-out balance sheet and statement of income for the Devices & Services Business as at June 30, 2013 after giving effect to the transactions contemplated by this Agreement (the “Pro Forma Financial Statements”). The SEC Financial Statements, solely as they relate to the Devices & Services business segment, present fairly in all material respects the financial position and results of operations of the Devices & Services business segment, and have been prepared in accordance with IFRS applied on a consistent basis (other than customary exclusions for the June 30 Financial Statements as described therein). The Pro Forma Financial Statements present fairly in all material respects the financial position and results of operations of the Transferred Subsidiaries, Purchased Assets and Assumed Liabilities, and have been prepared on a consistent basis with and in accordance with the Accounting Principles. The Devices & Services Business is not subject to any liabilities required by the Accounting Principles to be set forth on the Pro Forma Financial Statements, except for liabilities (i) disclosed in the Pro Forma Financial Statements or notes hereto, (ii) disclosed in the Seller Disclosure Letter, (iii) incurred in connection with or contemplated by this Agreement or the transactions contemplated hereby, (iv) incurred after the date of the Pro Forma Financial Statements in the ordinary course of business, or (v) that would not be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole.

(b) (i) Seller has established and maintains disclosure controls and procedures over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder (the “Exchange Act”)) as required by Rule 13a-15 promulgated under the Exchange Act and (ii) the Seller’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the Seller’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods.

Section 3.8 No Conflict or Violation. Except as set forth in Section 3.8 of the Seller Disclosure Letter, and assuming all Governmental Filings described or listed in Section 3.5 of the Seller Disclosure Letter have been obtained or made (and any applicable waiting period has expired or terminated), the execution, delivery and performance by the Seller Entities of this Agreement and the Ancillary Agreements to which they are a party, and the consummation by the Seller Entities of the transactions contemplated hereby and thereby, do not (a) violate or result in a breach of any Law to which any of the Seller Entities or Transferred Subsidiaries or any of their respective properties, rights or assets is subject; (b) subject to Section 2.6, result in a violation or breach of, constitute a default (or create an event which, with notice or lapse of time or both, would constitute a default) under, result in the acceleration, termination or maturity of, create in any party the right to accelerate, terminate, modify, amend or cancel, require any consent of any Person pursuant to, or result in the loss of a benefit or increase in any fee, Liability, or other obligation under, any Material Contract; or (c) violate, conflict with or result in a breach of the certificate of incorporation, by-laws or other organizational documents of any Seller Entity or any Transferred Subsidiary; except with respect to the foregoing clauses (a) or (b) as would not (i) be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole or (ii) reasonably be expected to prevent the performance by Seller, the Equity Selling Entities and/or the Asset Selling Entities of their respective obligations under this Agreement or the consummation of the transactions contemplated hereby.

Section 3.9 Legal Proceedings. Except as set forth in Section 3.9 of the Seller Disclosure Letter, there are no Actions pending or, to the Knowledge of Seller, threatened in the last three (3) years against the Seller Entities or the Transferred Subsidiaries, which, if adversely determined, would (i) be material to the Devices & Services Business, the Transferred

Subsidiaries and/or the Purchased Assets, taken as a whole or (ii) reasonably be expected to prevent the performance by Seller, the Equity Selling Entities and/or the Asset Selling Entities of their respective obligations under this Agreement or the consummation of the transactions contemplated hereby. Except as set forth in Section 3.9 of the Seller Disclosure Letter, the Seller Entities and the Transferred Subsidiaries are not subject to, and to the Knowledge of Seller there is not threatened, any judgment, decree, injunction or order of any Governmental Authority which (i) has been or would be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole or (ii) would reasonably be expected to prevent the performance by Seller, the Equity Selling Entities and/or the Asset Selling Entities of their respective obligations under this Agreement or the consummation of the transactions contemplated hereby.

Section 3.10 Real Property.

(a) Section 3.10(a) of the Seller Disclosure Letter sets forth a true and complete list of the street locations of all real property owned, directly or indirectly, by the Seller Entities or any of the Transferred Subsidiaries with book value in excess of €25,000,000 and that are primarily used in the Devices & Services Business (collectively, whether or not listed on Section 3.10(a) of the Seller Disclosure Letter, the “Owned Real Property”). The Seller Entities or one of the Transferred Subsidiaries has good and marketable title in fee simple (or equivalent title under the Law of the jurisdiction where the Owned Real Property is located) to each parcel of Owned Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances. Seller has delivered or made available to Buyer true and complete copies of all vesting deeds, title reports or similar documents in its possession or control evidencing ownership by the Seller Entities or one of the Transferred Subsidiaries of such Owned Real Property.

(b) Section 3.10(b) of the Seller Disclosure Letter sets forth a true and complete list of (i) the street location of all real property and interests in real property leased, subleased, licensed or otherwise occupied by the Seller Entities or any of the Transferred Subsidiaries with aggregate remaining lease payment in excess of €25,000,000 for the remainder of the applicable term (without any extensions thereof) and that are primarily used in the Devices & Services Business (collectively, whether or not listed on Section 3.10(b) of the Seller Disclosure Letter, the “Leased Real Property”, with the leases relating to such Leased Real Property being collectively referred to herein as the “Real Property Leases”) leased to the Seller Entities or any of the Transferred Subsidiaries pursuant to a lease, sublease, license or other similar agreement under which the Seller Entities or any of the Transferred Subsidiaries is the lessee or sublessee and (ii) a list of all Real Property Leases. With respect to the Real Property Leases and except as would not otherwise be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole, (1) each Real Property Lease is in full force and effect, valid and binding, and enforceable against one of the Seller Entities or Transferred Subsidiaries, as applicable, in accordance with its terms; and (2) the Seller Entities’ and the Transferred Subsidiaries’ possession and quiet enjoyment of the Leased Real Property under such Real Property Lease has not been disturbed, and there are no material disputes with respect to such Real Property Lease and no material defaults or breaches exist under any Real Property Lease (or any occurrence or event that with the passage of notice or time or both would result in a material default or breach).

(c) Except in the ordinary course of business or as permitted under Section 5.1 or as set forth in Section 3.10(c) of the Seller Disclosure Letter, neither the Seller Entities nor any of the Transferred Subsidiaries have assigned, subleased, transferred, conveyed, mortgaged, deeded in trust or otherwise encumbered any interest in the Owned Real Property or Leased Real Property.

(d) There are no pending or, to the Knowledge of Seller, threatened condemnation or similar proceedings against or otherwise relating to any of the Owned Real Property or Leased Real Property.

Section 3.11 Taxes.

(a) All income and other material Tax Returns required to be filed by the Transferred Subsidiaries or with respect to the Devices & Services Business or the Purchased Assets have been timely filed and all such Tax Returns were true, correct and complete in all material respects.

(b) All material Taxes, whether or not shown as due on such Tax Returns, due and payable by each of the Transferred Subsidiaries, with respect to the Devices & Services Business and with respect to the Purchased Assets have been timely paid when due.

(c) There are no audits, claims or assessments regarding material Taxes ongoing, pending or threatened in writing against any Transferred Subsidiary or with respect to the Devices & Services Business or the Purchased Assets other than as set forth on Section 3.11(c) of the Seller Disclosure Letter.

(d) There are no liens for Taxes against any Purchased Asset or the assets of any Transferred Subsidiary, other than Permitted Encumbrances.

(e) Each Transferred Subsidiary has withheld all material Taxes (such Taxes being material either individually or in the aggregate) required to have been withheld and, to the extent required, has remitted such Taxes on a timely basis to the appropriate Taxing Authority.

(f) Each Transferred Subsidiary has collected all material sales, use, value added, and similar Taxes (such Taxes being material either individually or in the aggregate) required to be collected and has remitted on a timely basis such Taxes to the appropriate Taxing Authority.

(g) No written notice of a claim or pending investigation has been received from any state, local or foreign jurisdiction with which any Transferred Subsidiary currently does not file Tax Returns, alleging that such Transferred Subsidiary has a duty to file Tax Returns and pay Taxes or is otherwise subject to the taxing authority of such jurisdiction.

(h) No Transferred Subsidiary is a party to, is bound by, or has any obligation under any Tax sharing or Tax indemnity agreement, similar contract, or arrangement, other than as set forth in Section 3.11(h) of the Seller Disclosure Letter.

(i) Other than as set forth in Section 3.11(i) of the Seller Disclosure Letter, no Transferred Subsidiary is or has ever been a member of any “affiliated group” of corporations within the meaning of Code Section 1504 (or any similar affiliated, combined, consolidated, or unitary group or arrangement for group relief for state, local, or foreign Tax purposes). No Transferred Subsidiary has any liability for Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any analogous provision of state, local or foreign law), as transferee or successor, by contract, or otherwise.

(j) None of the Transferred Subsidiaries other than a U.S. Subsidiary (as defined in Section 8.2(c)) (i) owns, directly or indirectly, any “United States real property interest” within the meaning of Section 897(c)(1) of the Code, (ii) has filed an election under Section 897(i) of the Code, or (iii) owns, directly or indirectly, any “United States Property” within the meaning of Section 956(c) of the Code.

Section 3.12 Absence of Certain Changes. Except as set forth in Section 3.12 of the Seller Disclosure Letter, since December 31, 2012, there has not occurred any Material Adverse Effect. Except as set forth in Section 3.12 of the Seller Disclosure Letter, from June 30, 2013 through the date of this Agreement, the Seller has conducted the Devices & Services Business in the ordinary course consistent with past practice in all material respects.

Section 3.13 Material Contracts.

(a) Section 3.13(a) of the Seller Disclosure Letter sets forth a complete list as of the date of this Agreement of each of the following Contracts to which Seller or any of its Affiliates (in respect of the Devices & Services Business) or Transferred Subsidiary is a party or by which any of them is bound (collectively, Contracts of such type whether or not listed on Section 3.13(a) of the Seller Disclosure Letter, the “Material Contracts”); provided, however, that a Contract referenced by more than one description need only be listed once on Section 3.13(a) of the Seller Disclosure Letter if the applicability of another subsection of Section 3.13(a) to such Contract is reasonably apparent on its face:

(i) any Contract evidencing Indebtedness in excess of €25,000,000, or under which any Transferred Subsidiary has issued any note, bond, indenture, mortgage, security interest or other evidence of Indebtedness, or has directly or indirectly guaranteed Indebtedness of any Person, excluding, in each case, any intercompany Indebtedness between two or more Transferred Subsidiaries;

(ii) any guarantees of the obligations of other Persons or agreements of indemnity, surety or similar contracts, whether direct or indirect, involving the potential expenditure by the Transferred Subsidiaries after the date of this Agreement of more than €3,000,000 in any instance;

(iii) any Contract involving payment by or to any Seller Entity or Transferred Subsidiary of at least €75,000,000 in the current calendar year and any Contract with any Material Customer;

(iv) any Contract for the purchase of products or services involving payment of at least €75,000,000 in the current calendar year that cannot be terminated within ninety (90) days after giving notice of termination without resulting in any material Liability, costs or penalty and any Contract with any Material Supplier;

(v) any Contract that materially restricts (or purports to materially restrict) the ability of any Seller Entity (with respect to the Devices & Services Business) or any Transferred Subsidiary or any of their respective Affiliates from engaging in business in any geographic area, competing with any Person or soliciting customers or employees of any Person, in each case in a manner that is or would be adverse to the parties thereto or their Affiliates or any Contract involving payment by or to any Seller Entity or Transferred Subsidiary of at least €75,000,000 in the current calendar year that contains or grants any “most favored nations” or similar terms;

(vi) any material joint venture or partnership agreement, Contract for or relating to any material investment (whether through the acquisition of an equity interest, the making of a loan or advance or otherwise) in any other Person , or any material Contract relating to the joint development or joint ownership or joint licensing of Transferred IP;

(vii) any Real Property Lease;

(viii) any franchise, sale (other than purchase orders) or commission agreement or similar Contract, in each case under which any of the Seller Entities or Transferred Subsidiaries is obligated to pay an amount in excess of €25,000,000 during any calendar year in the aggregate;

(ix) any Intellectual Property License under which rights in or to Transferred IP are granted, other than (i) non-exclusive Software licenses entered into in the ordinary course of business, or (ii) with respect to Designs, Trademarks or Domain Names, any agreements described in subsection (vii) of the definition of “Permitted Encumbrances”;

(x) any Contract under which any of the Transferred Subsidiaries or Seller Entities in respect of the Devices & Services Business, has contingent liabilities or ongoing obligations (including for indemnification or “earn outs” or similar deferred purchase price obligations) after the date of this Agreement relating to the acquisition or sale of any business or assets (other than acquisitions of assets in the ordinary course of business);

(xi) any material Contract to which a Transferred Subsidiary and a Seller Entity or one of its Affiliates (other than a Transferred Subsidiary) and another Person is party and any material Contracts pursuant to which a Seller Entity or one of its Affiliates (other than a Transferred Subsidiary) and another Person is party (but not a Transferred Subsidiary) related to the Devices & Services Business (other than the Contracts);

(xii) any Transferred License; and

(xiii) any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xii) of this Section 3.13(a).

(b) True, correct and materially complete copies of all Material Contracts listed in Section 3.13(a) of the Seller Disclosure Letter, including all material amendments, modifications, supplements, exhibits, schedules, addenda and restatements thereto and thereof, in each case to the extent in the possession of Seller and its Subsidiaries, have been made available to Buyer. Except as set forth in Section 3.13(b) of the Seller Disclosure Letter, (x) assuming each such Material Contract is binding and enforceable against the other parties thereto, each Material Contract constitutes a valid and binding obligation of the Seller Entity or Transferred Subsidiary party thereto and is enforceable against the Seller Entity or Transferred Subsidiary party thereto in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, preference or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is sought in equity or at law)), and (y) no event has occurred that, with or without notice or lapse of time or both, would result in a breach of or default under any Material Contract by any Seller Entity or Transferred Subsidiary or, to the Knowledge of Seller, any other Person party thereto, except, in each case set forth in clauses (x) and (y), where such failure to be so valid, binding and enforceable, or such breach or default, would not be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole. Except as would not be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole: no Seller Entity or Transferred Subsidiary has received any written notice or claim of default under any Material Contract and no Seller Entity or Transferred Subsidiary has received any written notice of an intention to terminate or challenge the validity or enforceability of any such Material Contract from a counterparty thereto and, to the Knowledge of Seller, no such action is threatened.

(c) Seller hereby represents that the Transferred Subsidiaries and the Purchased Assets include all or substantially all of Nokia’s Subscriber Device Business.

Section 3.14 Labor. No material labor strike, work stoppage or lockout (i) against any Transferred Subsidiary or (ii) involving the Seller Entities or any Transferred Subsidiary on one hand, and any Business Employees on the other hand, in each case with respect to the Devices & Services Business is pending or, to the Knowledge of Seller, threatened as of the date of this Agreement, and the Devices & Services Business has experienced no such material strike, work stoppage or lockout in the preceding three years. To the Knowledge of Seller, as of the date of this Agreement Seller has not received notice of any union organizing being conducted with respect to the Devices & Services Business. Except as set forth in Section 3.14 of the Seller Disclosure Letter, the Seller Entities and the Transferred Subsidiaries are not subject to any pending or, to the Knowledge of Seller, threatened arbitration, lawsuit or administrative proceeding alleging breach of any express or implied contract of employment or any applicable Law governing hiring, employment, or the termination thereof, or alleging any other discriminatory, retaliatory, wrongful or tortious conduct in connection with the employment relationship, or arising out of compensation or benefits practices, or relating to the proper classification of employees as exempt or non-exempt from overtime pay requirements, the provision of meal or rest breaks and pay for all working time, and the proper classification of individuals as non-employee contractors or consultants, all with respect to the Devices & Services Business (the “Employment Claims”), which, if decided adversely to such Seller Entity or such Transferred Subsidiary, individually or in the aggregate of related Employment

Claims, would be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole. Except as set forth in Section 3.14 of the Seller Disclosure Letter or to the extent that would not be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole, with respect to the Devices & Services Business, the Seller Entities and the Transferred Subsidiaries are in compliance with all applicable laws, agreements, contracts, policies, plans, and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment, and the termination of employment, including any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (and similar applicable Laws in other jurisdictions), the classification of employees as exempt or non-exempt from overtime pay requirements, the provision of meal and rest breaks and pay for all working time, and the proper classification of individuals as non-employee contractors or consultants. Except as set forth in Section 3.14 of the Seller Disclosure Letter, there are no labor unions, works councils or, to the Knowledge of Seller, other employee representative groups in place at the Seller Entities or the Transferred Subsidiaries with respect to the Devices & Services Business. Except as set forth in Section 3.14 of the Seller Disclosure Letter, to the Knowledge of Seller, the Seller Entities and the Transferred Subsidiaries are not a party to or bound by a collective bargaining or works council agreement with respect to the Devices & Services Business and as of the date of this Agreement there are no such agreements currently being negotiated or renegotiated.

Section 3.15 Compliance With Law; Permits.

(a) Except for Laws relating to internal controls, Taxes, employee benefits, Intellectual Property, labor, environmental, anti-bribery Laws and OFAC and product liability matters to the extent the following representations relate to compliance with Laws with respect to such matters: Section 3.7(b), Section 3.11, Section 3.14, Section 3.16, Section 3.17, Section 3.19, Section 3.22 and Section 3.23, respectively, and except as set forth in Section 3.15(a) of the Seller Disclosure Letter, the Seller Entities and the Transferred Subsidiaries are, and since June 30, 2011 have been, operating the Purchased Assets and the Devices & Services Business in compliance with all Laws applicable to them and their respective properties, rights and assets and with all posted or internal agreements or policies with respect to customer, user, private or personal data, except to the extent any non-compliance therewith would not be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole.

(b) Except as set forth in Section 3.15(b) of the Seller Disclosure Letter, (i) all approvals, permits, franchises, registrations, waivers, consents, licenses and other governmental authorizations (collectively, “Permits”) required to conduct the Devices & Services Business as currently conducted, and as conducted since the beginning of the most recently completed fiscal year, are in the possession of the applicable Seller Entity or Transferred Subsidiary, and are in full force and effect, and shall be transferable to Buyer, and the Devices & Services Business is being operated in compliance therewith, and (ii) there is no reasonable basis for revoking, adversely modifying, or not renewing any such Permits, or for any such Permits not being transferred to or under the control of Buyer as contemplated by this Agreement, other than exceptions to any of the foregoing that would not be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole. No Seller Entity or Transferred Subsidiary has received any written notification from any Governmental Authority threatening to revoke any Permit.

Section 3.16 Employee Benefit Plans.

(a) Section 3.16(a) of the Seller Disclosure Letter sets forth a list of all material Employee Benefit Plans. With respect to each Employee Benefit Plan (i) each such Employee Benefit Plan has been established and administered in material compliance with its terms and applicable Law, (ii) there are no material underfunded liabilities not disclosed in the Financial Statements, (iii) each such Employee Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iv) to the Knowledge of Seller, any Employee Benefit Plan required to have been approved by any foreign Governmental Authority has been so approved, no such approval has been revoked (nor, to the Knowledge of Seller, has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor relating to any such Employee Benefit Plan that would reasonably be expected to materially affect any such approval relating thereto or materially increase the costs relating thereto, except as would not, in the case of (i), (ii), (iii) or (iv), be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole. With respect to each Employee Benefit Plan, no Action is pending or, to the Knowledge of Seller, threatened other than claims for benefits in the ordinary course. Each Employee Benefit Plan, which is intended to be qualified within the meaning of Section 401 of the Code, has received a favorable determination letter as to its qualification, and to the Knowledge of Seller nothing has occurred that could reasonably be expected to adversely affect such qualification.

(b) Except as contemplated by Section 5.2 or as set forth in Section 3.16(b) of the Seller Disclosure Letter, the consummation of the transactions alone contemplated by this Agreement shall not (i) entitle any Transferred Employee to severance, retention or change in control or any other payment or benefit, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer, or (iii) require any contributions or payments to fund any obligations under any Transferred Plan.

(c) With respect to each Transferred Plan, Seller or the Asset Selling Entities have used commercially reasonable best efforts to make available to Buyer or its Representatives a current copy of (or, where no document exists, a written description thereof) including all material existing or material proposed amendments thereto, and to the extent applicable and existing as of the date hereof, (i) any related trust agreement or other funding instrument, (ii) the most recent U.S. Internal Revenue Service favorable determination letter, (iii) any summary plan description and (iv) the most current actuarial report, (v) most recent Form 5500 and attached schedules, and (vi) any material filings made with a Governmental Authority within the last year.

(d) Except as set forth in Section 3.16(d) of the Seller Disclosure Letter, none of any Seller, the Asset Selling Entities, the Transferred Subsidiaries or any of their ERISA Affiliates (i) contributes or has ever contributed to, or had any obligation to contribute to, or withdrawn in a complete or partial withdrawal from, within the last six years, a multiemployer plan as defined in Section 4001(a)(3) or Section 3(37) of ERISA or (ii) has any fixed or contingent liability under Section 4204 of ERISA. None of Seller, the Asset Selling Entities, the Transferred Subsidiaries or any of their ERISA Affiliates has incurred any material liability, directly or indirectly, for breach of any provision of ERISA or has engaged in or is a successor or parent corporation to an entity that has engaged in a transaction described in Section 4069 of ERISA.

(e) Except as set forth in Section 3.16(e) of the Seller Disclosure Letter, or as specifically contemplated by this Agreement, as of the date of this Agreement, none of Seller or the Asset Selling Entities, the Transferred Subsidiaries or ERISA Affiliates has communicated to any Business Employee any intention or commitment to materially modify any Employee Benefit Plan or to establish or implement any other employee or retiree benefit or compensation plan or arrangement (other than as required by applicable Laws or any collective bargaining agreement).

(f) No Employee Benefit Plan provides for the payment to any Business Employee of any amount that would reasonably be expected to be an excess parachute payment pursuant to Section 280G of the Code. To the Knowledge of Seller, any “nonqualified deferred compensation plan”, within the meaning of Code Section 409A(d)(1), between Seller or any Asset Selling Entity and a “service provider” that, if employed, would be a Business Employee is in good faith compliance with Code Section 409A and published guidance thereunder.

Section 3.17 Intellectual Property.

(a) Section 3.17(a) of the Seller Disclosure Letter sets forth a list of the registrations and applications for registration included in the Transferred IP, other than registered Copyrights. The foregoing registrations and applications are subsisting and in compliance with all procedural requirements necessary to avoid expiration, and, except as otherwise noted in Section 3.17(a) of the Seller Disclosure Letter, no Action is pending challenging the validity, enforceability or Seller’s ownership of any Transferred IP, and to the Knowledge of Seller, there are no valid grounds for any such challenge, provided however that the foregoing shall not be construed as a representation as to the future granting of any registration for any filed application included in the Transferred IP.

(b) Except as set forth in Section 3.17(b) of the Seller Disclosure Letter, and subject to the Intellectual Property Licenses and Patent Licenses, either Seller or the Asset Selling Entities owns all right, title, and interest in and to all of the Transferred IP, free and clear of Encumbrances, other than Permitted Encumbrances.

(c) (i) The conduct of the Devices & Services Business, as conducted by the Seller as of the Closing Date, does not materially infringe, misappropriate or violate any rights in or to the Intellectual Property (other than Patents) of any Person. (ii) Except as set forth in Section 3.17(c)(ii) of the Seller Disclosure Letter, no material Action is pending, or to the Knowledge of Seller, threatened in writing, against the Seller Entities or the Transferred Subsidiaries alleging that the conduct of the Devices & Services Business infringes, misappropriates or violates the Patents of any Person. (iii) Except as set forth in Section 3.17(c)(iii) of the Seller Disclosure Letter, no Person is, to the Knowledge of Seller, materially infringing, misappropriating or violating any material Transferred IP.

(d) Seller and each Seller Entity has taken commercially reasonable steps to protect and maintain (i) the confidentiality of the material Trade Secrets and material confidential information included in the Transferred IP (including by directly or indirectly ensuring either the execution of non-disclosure agreements or the requirement to obtain a confidentiality undertaking with all Third Parties who have accessed material confidential Transferred IP) and (ii) the security, operation and integrity of their material IT systems and Software included in the Purchased Assets, and, to the Knowledge of Seller, there have been no material breaches, interruptions or violations of same.

(e) All Persons who invented or created material Intellectual Property on behalf of Seller or its Subsidiaries that is included in the Transferred IP or Transferred IT Assets owned by Seller or its Subsidiaries have assigned such material Intellectual Property to Seller or a Seller Entity, to the extent such rights do not vest automatically in Seller by operation of law.

(f) Except as set forth in Section 3.17(f) of the Seller Disclosure Letter (i) no Third Party has, prior to the date hereof, accessed or possessed (or has a current or contingent right to access or possess) any material Software source code that is owned by the Transferred Subsidiaries or that is owned by Seller or its Affiliates and included in the Purchased Assets, and (ii) Seller and its Subsidiaries are not party to or bound by any Contract that will require Buyer or any of its Affiliates (other than the Transferred Subsidiaries) after the Closing Date to license, grant a covenant or otherwise give a Third Party rights in or to use any of Buyer and such Affiliates’ Intellectual Property (other than the Transferred IP). To the Knowledge of the Seller, the Software included in the Purchased Assets does not contain any viruses, malware or other disabling, corrupting or disrupting devices.

(g) Except as set forth in Section 3.17(h) of the Seller Disclosure Letter, the Seller Entities and the Transferred Subsidiaries are, and since June 30, 2011 have been, using the Purchased Assets and operating the Devices & Services Business in compliance with Laws applicable to customer, user, private or personally identifiable information, except to the extent any non-compliance therewith would not be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole.

Section 3.18 Brokers’ Fees. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby and thereby based upon arrangements made by or on behalf of Seller, other than J.P. Morgan Limited, which is acting as financial advisor to Seller in connection with the transactions contemplated by this Agreement, the fees of whom are payable solely by Seller.

Section 3.19 Environmental Matters. Except as would not be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole: (a) the Devices & Services Business, the Seller Entities with respect thereto, and the Transferred Subsidiaries are in compliance with all, and none of them nor, to the Knowledge of Seller, any of their predecessors has violated any, applicable Laws which violation remains outstanding governing pollution or the protection of the environment, or of human health and safety with respect to the use of Materials of Environmental Concern (as defined below) (“Environmental

Laws”); (b) (i) all Permits required under any applicable Environmental Law to conduct the Devices & Services Business as currently conducted, and as conducted since the beginning of the most recently completed fiscal year, are in the possession of the applicable Seller Entity or Transferred Subsidiary and are in full force and effect, and the Devices & Services Business is being operated in compliance therewith, and (ii) there are no proceedings pending or, to the Knowledge of Seller, threatened, to revoke, adversely modify, or not renew any such Permits; (c) none of the Seller Entities with respect to the Devices & Services Business, nor any of the Transferred Subsidiaries (i) has received written notice from a Governmental Authority that remains outstanding alleging that such Seller Entity with respect thereto or Transferred Subsidiary is in violation of, or has any liability under, any Environmental Law, or (ii) is subject to any judicial or administrative decree, order, or other similar enforceable directive that remains outstanding under any Environmental Law or for any Materials of Environmental Concern; (d) there are no Actions pending against or, to the Knowledge of Seller, threatened against or adversely affecting, any of the Seller Entities with respect to the Devices & Services Business or any of the Transferred Subsidiaries, under any Environmental Laws or alleging liability for any Materials of Environmental Concern; and (e) Materials of Environmental Concern (i) have not been used, managed, stored, treated, handled, or disposed of by the Devices & Services Business, any Seller Entities with respect thereto, or any Transferred Subsidiaries or, to the knowledge of Seller, any of their predecessors, and (ii) to the Knowledge of Seller, have not been released, in either case of (i) or (ii) above, so as to subject the Devices & Services Business, any Seller Entities with respect thereto, or any Transferred Subsidiaries to any obligation to investigate or remediate such Materials of Environmental Concern that has not been resolved, or so as to adversely interfere with the operation of the Devices & Services Business. Seller has made available to Buyer copies of all material non-privileged reports and similar summaries of any assessments, audits, reviews or similar evaluations containing material information regarding compliance with or Liability under Environmental Laws or Liability for Materials of Environmental Concern (which compliance or Liability has not been resolved) affecting the Devices & Services Business, any Seller Entity with respect thereto, or any Transferred Subsidiary, to the extent such reports and summaries are in Seller’s possession or control. As used in the Agreement, “Materials of Environmental Concern” means any hazardous or toxic substances, wastes, petroleum or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, pollutants, contaminants, radon or other radioactive material, toxic mold, and any other substances regulated by any Governmental Authority for the protection of the environment, or of human health and safety with respect to exposure to such substances.

Section 3.20 Customers and Suppliers.

(a) Section 3.20(a) of the Seller Disclosure Letter sets forth the names of the ten (10) largest suppliers (the “Material Suppliers”) of the Devices & Services Business measured by the value in Euros of purchases for the fiscal year ended December 31, 2012. Except as would not be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole, none of the suppliers listed on Section 3.20(a) of the Seller Disclosure Letter has notified Seller or any of its Affiliates in writing that (i) it is canceling or terminating or intends to cancel or terminate its relationship with Seller and its Affiliates or (ii) that it is reducing or planning to reduce its planned sales to Seller or its Affiliates.

(b) Section 3.20(b) of the Seller Disclosure Letter sets forth the names of the twenty-five (25) largest customers (the “Material Customers”) of the Devices & Services Business measured by the value in Euros of sales for the fiscal year ended December 31, 2012. Except as would not be material to the Devices & Services Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole, none of the customers listed on Section 3.20(b) of the Seller Disclosure Letter has notified Seller or its Affiliates in writing that (i) it is canceling or terminating or intends to cancel or terminate its relationship with Seller or its Affiliates or (ii) that it is reducing or planning to reduce its planned purchases from Seller or its Affiliates.

Section 3.21 Shareholder Vote. The confirmation and approval of this Agreement by an Extraordinary General Meeting of the Seller by a majority of the votes given (the “Requisite Shareholder Approval”) is the only vote of holders of equity securities of the Seller that is required in connection with the consummation of any of the transactions contemplated hereby.

Section 3.22 Anti-Bribery/OFAC.

(a) To the Knowledge of Seller, since June 30, 2008, none of Seller or its Affiliates or any of their respective directors, officers, agents, employees, affiliates, or other persons that act for or on behalf of Seller or its Affiliates with respect to the Devices & Services Business (individually and collectively, “Company Representatives”) has taken any act that would violate the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, or any other applicable anti-bribery law, nor is Seller aware of any other conduct by a Company Representative that would violate the anti-bribery provisions of the FCPA if it so applied, except as set forth in Section 3.22(a) of the Seller Disclosure Letter.

(b) To the Knowledge of Seller, with respect to the Devices & Services Business, the Seller has in place adequate procedures designed to prevent Company Representatives from bribing another person (within the meaning given in section 7(3) of the U.K. Bribery Act 2010) in the conduct of business for the Seller, or otherwise at any time engaging in any activity, practice, or conduct which would constitute an offense under the U.K. Bribery Act 2010.

(c) To the Knowledge of Seller, with respect to the Devices & Services Business, no Company Representative is or, since June 30, 2008, has been the subject of any investigation, inquiry, or enforcement proceedings by any governmental, administrative, or regulatory body regarding any offense or alleged offense under the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, or any other anti-bribery law, and no such investigation, inquiry, or proceedings have been threatened or are pending.

(d) None of Seller nor, to the Knowledge of Seller, any of its Affiliates or any other Company Representatives has, since June 30, 2008, taken any action, directly or indirectly, with respect to the Devices & Services Business that would result in a violation of laws and regulations imposing U.S. or E.U. or U.K. economic sanctions measures, including but not limited to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) and the Bureau of Industry Security of the U.S. Department of Commerce, and any sanctions measures under the International Emergency Economic Powers

Act, the Trading with the Enemy Act, or the Iran Sanctions Act, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder (collectively “Sanctions”). None of Seller nor, to the Knowledge of Seller, any of its Affiliates or any other Company Representatives is a Person that is the subject or target of Sanctions or designated as a Specially Designated National or Blocked Person by OFAC.

(e) To the Knowledge of Seller, the Devices & Services Business had (i) no sales to Cuba in 2012, and (ii) net sales to customers in Iran, Sudan and Syria that were less than Seller’s total net sales to those countries, which were approximately 0.9% or EUR 262 million in 2012; approximately 1.4%, or EUR 545 million, in 2011; and approximately 1.3% or EUR 542 million, in 2010. As of Closing there will be no assets of the Devices & Services Business located in Cuba, Iran, Syria and Sudan.

(f) To the Knowledge of Seller, since June 30, 2011, the Devices & Services Business has been and is in material compliance with all applicable export controls, regulations, and laws. Since June 30, 2011, none of Seller or any of its Affiliates has received any written notice from any Governmental Authority of material noncompliance with any such applicable export controls, regulations, or laws with respect to the Devices & Services Business.

Section 3.23 Product Liability. Except as set forth in Section 3.23 of the Seller Disclosure Letter, no Seller Entity or Transferred Subsidiary has received any written notice of any Product Liability Claim or any Product Recall with respect to any product distributed or sold by the Devices & Services Business alleging damages of, or having reasonably expected costs to the Seller Entities or the Transferred Subsidiaries of more than €25,000,000.

Section 3.24 Internal Restructuring. As of the Closing Date, the Internal Restructuring will be complete in all material respects, except as otherwise consented to by Buyer.

Section 3.25 Disclaimer of Warranties. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, SELLER IS NOT MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OR REPRESENTATION AS TO THE VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE TRANSFERRED SUBSIDIARIES OR ANY OF THE PURCHASED ASSETS OR ASSUMED LIABILITIES), BEYOND THOSE MADE BY SELLER IN THIS AGREEMENT OR ANY CERTIFICATE DELIVERED PURSUANT TO SECTION 6.1(a)(iii) OF THIS AGREEMENT AND, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, IT IS UNDERSTOOD THAT BUYER TAKES THE EQUITY INTERESTS, PURCHASED ASSETS AND ASSUMED LIABILITIES AND THE DEVICES & SERVICES BUSINESS REPRESENTED THEREBY AS IS AND WHERE IS WITH ALL FAULTS AS OF THE CLOSING DATE AND WITH ANY AND ALL DEFECTS. IT IS UNDERSTOOD THAT ANY ESTIMATES, FORECASTS, PROJECTIONS OR OTHER PREDICTIONS AND ANY OTHER INFORMATION OR MATERIALS THAT HAVE BEEN OR SHALL HEREAFTER BE PROVIDED OR MADE AVAILABLE TO BUYER OR ANY OF ITS AFFILIATES OR ITS OR THEIR RESPECTIVE REPRESENTATIVES (INCLUDING IN ANY DUE DILIGENCE REPORT FROM ANY THIRD PARTY, OR ANY PRESENTATION BY SELLER OR ITS AFFILIATES, OR THE

MANAGEMENT OF SELLER OR ITS AFFILIATES OR OTHERWISE) ARE NOT, AND SHALL NOT BE DEEMED TO BE, REPRESENTATIONS AND WARRANTIES OF SELLER OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES EXCEPT TO THE EXTENT PROVIDED IN THIS AGREEMENT OR ANY CERTIFICATE DELIVERED PURSUANT TO SECTION 6.1(a)(iii) OF THIS AGREEMENT.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

Section 4.1 Due Organization and Good Standing of Buyer. Buyer is duly incorporated, validly existing under the Laws of the jurisdiction in which it is incorporated or organized. Each other Buyer Entity is a corporation or a limited liability company duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization. Each of the Buyer Entities is qualified or otherwise authorized to do business and is in good standing (where applicable) under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law, except where the failure to be so qualified or otherwise authorized would not reasonably be expected to prevent or materially delay the performance by Buyer of its obligations under this Agreement or consummation of the transactions contemplated hereby. Each of the Buyer Entities has all requisite corporate, limited liability company or similar power and authority to own, lease and operate its respective properties and to carry on its respective business as now conducted, except where the failure to have such power and authority would not reasonably be expected to prevent or materially delay the performance by Buyer of its obligations under this Agreement or consummation of the transactions contemplated hereby.

Section 4.2 Authorization of Transaction by Buyer. Buyer has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize the execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller, constitutes, and each Ancillary Agreement, when executed and delivered by Buyer or the applicable Buyer Entity (assuming due authorization and delivery by the other parties thereto) shall constitute, a valid and binding obligation of Buyer or the applicable Buyer Entity, enforceable against Buyer or the applicable Buyer Entity in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, preference or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is sought in equity or at law).

Section 4.3 Governmental Filings. No Governmental Filings are required in connection with the execution, delivery and performance of this Agreement by Buyer, except (a) the Governmental Filings set forth on Section 3.5 of the Seller Disclosure Letter or Exhibit M or (b) such other Governmental Filings the failure of which to be obtained or made would not, and would not reasonably be expected to, prevent or materially delay the performance by Buyer of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

Section 4.4 No Conflict or Violation. Assuming all Governmental Filings listed in Section 3.5 of the Seller Disclosure Letter have been obtained or made (and any applicable waiting period has expired or terminated), the execution, delivery and performance by the Buyer Entities of this Agreement and the Ancillary Agreements to which they are a party, and the consummation by the Buyer Entities of the transactions contemplated hereby and thereby do not (a) violate or result in a breach of any Law to which any of the Buyer Entities or any of their respective properties, rights or assets is subject; (b) result in a violation or breach of, constitute a default (or create an event which, with notice or lapse of time or both, would constitute a default) under, result in the acceleration, termination or maturity of, create in any party the right to accelerate, terminate, modify, amend or cancel, require any consent of any Person pursuant to, or result in the loss of a benefit or increase in any fee, Liability, or other obligation under, any material contract to which any Buyer Entity is a party or (c) violate, conflict with or result in a breach of the certificate of incorporation, by-laws or other organizational documents of any Buyer Entity, except with respect to the foregoing clauses (b) and (c) as would not, and would not reasonably be expected to, prevent or materially delay the performance by the Buyer Entities of their obligations under this Agreement and the Ancillary Agreements to which they are a party, or the consummation by the Buyer Entities of the transactions contemplated hereby.

Section 4.5 Legal Proceedings. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Buyer, threatened which would, if adversely determined, prevent or materially delay the performance by Buyer of its obligations under this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby. Buyer is not subject to any judgment, decree, injunction or order of any Governmental Authority which would materially impair or delay Buyer’s ability to consummate the transactions contemplated hereby on a timely basis.

Section 4.6 Funding. Buyer will have at the Closing, sufficient funds to enable Buyer to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, including payment of the Purchase Price and fees and expenses relating to the transactions contemplated by this Agreement and the Ancillary Agreements and to satisfy its obligations hereunder and thereunder. Buyer acknowledges and agrees that its obligations hereunder are not subject to any conditions regarding Buyer’s or any other Person’s ability to obtain financing for the consummation of the transactions contemplated by this Agreement.

Section 4.7 Brokers’ Fees. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Ancillary Agreement or the transactions contemplated hereby or thereby based upon arrangements made by or on behalf of Buyer or any of its Affiliates for which Seller could be liable.

Section 4.8 No Buyer Stockholder Vote Required. No vote or other action of the stockholders of Buyer or its Affiliates (other than any approval that will be obtained as of the date hereof) is required pursuant to any requirement of Law, the organizational documents of Buyer or its Affiliates or otherwise in order for Buyer or its applicable Affiliates to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.9 No Reliance. Buyer acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, liabilities and results of operations of Seller and its Subsidiaries with respect to the Devices & Services Business and the nature and condition of its and their properties and assets and, in making the determination to proceed with the transactions contemplated by this Agreement and the Ancillary Agreements, has relied solely on the results of its own independent investigation and the representations and warranties set forth in this Agreement and any certificate delivered pursuant to Section 6.2(a)(iii) of this Agreement. Buyer acknowledges that none of the Seller Entities, the Transferred Subsidiaries or any other Person, has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Seller Entities, the Transferred Subsidiaries, the Purchased Assets or Assumed Liabilities, the Devices & Services Business or other matters except as expressly provided in this Agreement and any certificate delivered pursuant to Section 6.2(a)(iii) of this Agreement. Without limiting the generality of the foregoing, Buyer hereby acknowledges and agrees that (x) none of the Seller Entities, the Transferred Subsidiaries, or any other Person, has made a representation or warranty to Buyer with respect to (i) any forecasts, predictions, projections or estimates for the Devices & Services Business or business plan information of the Devices & Services Business, the Seller Entities or any Transferred Subsidiary, or (ii) any materials, documents or information relating to the Devices & Services Business, the Seller Entities, any Transferred Subsidiary, or the transactions contemplated hereby, whether written or oral, made available to Buyer or its Representatives in any data room, confidential descriptive memorandum, presentation by any Seller Entity or Transferred Subsidiary or the management of the Devices & Services Business, due diligence report, discussion or otherwise, except as covered by a representation or warranty set forth in this Agreement and any certificate delivered pursuant to Section 6.2(a)(iii) of this Agreement.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Seller’s Business.

(a) Seller agrees that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, except as (i) required by applicable Law, (ii) set forth in Section 5.1(a) of the Seller Disclosure Letter, (iii) expressly contemplated by this Agreement (including in connection with the Internal Restructuring) or (iv) consented to by Buyer in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Seller shall, and shall cause its Subsidiaries to, conduct the Devices & Services Business in the ordinary course of business consistent with past practice and Seller shall, and shall cause its Subsidiaries to, use commercially reasonable efforts, consistent with past practices, to preserve substantially intact the Devices & Services Business, to keep the Purchased Assets in good repair in the manner currently kept, to maintain the Devices &

Services Business’ Permits, to preserve the good relations of the suppliers, customers and other with whom the Devices & Services Business has business relations, and to keep available in all material respects the services of the present officers, employees contractors and agents of the Devices & Services Business as presently conducted.

(b) Without limiting the generality of the foregoing, Seller agrees that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, except as (i) required by applicable Law, (ii) set forth in Section 5.1(b) of the Seller Disclosure Letter, (iii) expressly contemplated by this Agreement (including in connection with the Internal Restructuring) or (iv) consented to by Buyer in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Seller shall not, and shall not permit any Seller Entity or Transferred Subsidiary to:

(i) authorize or effect any amendment to or change to the organizational documents of any Transferred Subsidiary;

(ii) create any new Subsidiary with regard to the Devices & Services Business;

(iii) (A) change the authorized or issued equity interests or issue or authorize the issuance of, deliver, grant, award, encumber or sell any securities of any Transferred Subsidiary, any securities that are convertible into or exchangeable for equity interests of any Transferred Subsidiary or any direct or indirect rights in respect of the equity interests of any Transferred Subsidiary, including options, warrants, appreciation, phantom stock, profit participation or similar rights or (B) reclassify, combine, split, subdivide, redeem or purchase or otherwise acquire, directly or indirectly, any of the outstanding equity interests of any Transferred Subsidiary or (C) otherwise dispose of any of such equity securities;

(iv) declare, authorize, make or pay any dividend or other distribution (payable in stock, property or otherwise) with respect to the equity interests of a Transferred Subsidiary, except for lawful cash dividends and distributions, and except for any lawful dividends or distributions solely of any Excluded Assets;

(v) with regard to any Transferred Subsidiary, issue any note, bond, or other debt security, or create, incur, assume or guarantee any Indebtedness or any material capitalized lease obligation other than intercompany debt that will be extinguished as of the Closing;

(vi) enter into any material Contract with any Affiliate of Seller, or materially amend or modify or terminate any existing Contract with any Affiliate of Seller, other than the entry into, amendments or modifications of, or terminations of Contracts in the ordinary course of business and on arm’s-length terms, provided, however, Seller may terminate any existing Contracts between the Seller or its Affiliates, and any Transferred Subsidiary to the extent required pursuant to this Agreement;

(vii) (x) encumber, sell, assign, lease, license (or grant a covenant not to sue or similar rights under), sublicense transfer, allow to lapse or expire, pledge, abandon,

discontinue, fail to maintain or otherwise dispose of any property, rights or assets, excluding Intellectual Property (including by merger, consolidation, acquisition of stock or assets), owned by a Transferred Subsidiary or constituting Purchased Assets, other than distributions solely of cash or Excluded Assets to Seller or any of its Affiliates or sales, dispositions or transfers of inventory or obsolete or worn-out equipment in the ordinary course of business consistent with past practice, or otherwise (y) permit, allow or suffer any property, rights or assets (excluding Intellectual Property) to be subjected to any Encumbrance (other than Permitted Encumbrances);

(viii) (A) encumber, sell, assign, license (or grant a covenant not to sue or similar rights under), sublicense, transfer, allow to lapse or expire, pledge, abandon, discontinue, fail to maintain or otherwise dispose of any Transferred IP (including by merger, consolidation, acquisition of stock or assets), other than non-exclusive licenses in the ordinary course of business consistent with past practice or (B) allow any Third Party to access or possess (on a current or contingent basis) any material Software source code that is owned by the Transferred Subsidiaries or owned by Seller or its other Affiliates and included in the Purchased Assets, except in each case, in the ordinary course of business consistent with past practice and subject to reasonable and customary confidentiality agreements;

(ix) sell, assign or exclusively license any Intellectual Property, other than Patents, in the Excluded Assets, including the Licensed Marks (as defined in the Trademark License Agreement), the Licensed Code and the HERE Navigation Apps (each as defined in the Software License Agreement), except for any sale, assignment or exclusive license in which the buyer, assignee or exclusive licensee expressly assumes all of Seller and its Affiliates’ obligations under the applicable Ancillary Agreements and, if applicable, Section 5.20;

(x) except in the ordinary course of business consistent with past practice, enter into, modify, amend, or terminate (or fail to extend or renew) any Material Contract (or any Contract that would have been a Material Contract if in effect on the date hereof) or cancel, compromise or settle any material claim, or intentionally waive or release any material right with respect to any Material Contract or the Devices & Services Business;

(xi) except in the ordinary course of business or to the extent required (a) pursuant to any applicable Employee Benefit Plan, (b) under any applicable collective bargaining agreement, in each case, as it exists on the date hereof or (c) under applicable Law, (i) enter into any negotiation in respect of any collective bargaining agreement covering Business Employees or, with respect to any Business Employee adopt, enter into, amend or terminate any Employee Benefit Plan or employment, severance, retirement, employee benefit, termination, profit-sharing, bonus, deferred compensation, savings, insurance, pension, or other agreement or plan, or employment policy that is maintained, sponsored or contributed to by Seller or any of its Affiliates for the benefit of any Business Employee or (ii) grant any increase in the wages, salary, bonus or other compensation, remuneration or benefits of any Business Employee or make any change in the compensation, severance or termination benefits payable or to become payable to any Business Employee;

(xii) make any material change in the key management structure of the Devices & Services Business, including the hiring of senior managerial personnel, at or above the level of vice-president (“Senior Managerial Personnel”), the termination of any Senior Managerial Personnel other than for cause or transfer of Senior Managerial Personnel in or out of the Devices & Services Business such that a Business Employee ceases to be a Business Employee (or, other than in the ordinary course of business, a non-Business Employee becomes a Business Employee);

(xiii) grant any new Seller Stock Options, U.S. Seller Stock Options, Seller RSUs or Seller PSUs;

(xiv) fail to maintain any Transferred Plan in accordance with applicable Laws;

(xv) solely with respect to the Devices & Services Business, acquire or agree to acquire, by merger, consolidation stock or asset purchase, or otherwise, any business or corporation, partnership, limited liability company, association or other business organization or division thereof or all or substantially all of the assets thereof, other than purchases of inventory in the ordinary course of business consistent with past practice;

(xvi) make, incur or authorize any individual capital expenditures or commitment for capital expenditures that would exceed the Seller’s total capital expenditure budget for the Devices & Services Business set forth on Exhibit N from the date of the Agreement to the Closing Date;

(xvii) make any changes to its accounting principles, procedures, methods or practices, other than as may be required by IFRS or any other applicable accounting principles or regulations;

(xviii) make, change or revoke any Tax election or method of Tax accounting with respect to any Transferred Subsidiary, enter into any written agreement with a Governmental Authority with respect to Taxes of any Transferred Subsidiary or any of the Purchased Assets, settle any material claim or assessment or surrender any right to claim a refund for material Taxes or consent to any extension or waiver of the limitations period applicable to any claim or assessment for material Taxes, in each case with respect to any Transferred Subsidiary;

(xix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xx) fail to keep current and in full force and effect in all material respects, apply for or renew any material Permits necessary for the operation of the Devices & Services Business as presently conducted;

(xxi) compromise or settle any material Action affecting the Devices & Services Business or any Purchased Assets or the Transferred Subsidiaries;

(xxii) initiate any Action against any customer, supplier or vendor of the Devices & Services Business with claims in excess of €25,000,000 or which seeks an injunction or other non-monetary remedy, except in connection with the Seller Retained Businesses;

(xxiii) solely with respect to the Devices & Services Business, make or agree to make any loans, or advances or investments in any Person, or agree to guarantee any loans or advances to, or investments in, any Person, other than extensions of credit to customers in the ordinary course of business consistent with past practices;

(xxiv) accelerate or alter in any material respect practices and policies relating to the rate of collection of accounts receivable or payment of accounts payable, or fail to pay or satisfy any Liabilities or obligations when due and payable, except for such Liabilities and obligations being contested in good faith by any Transferred Subsidiary;

(xxv) except in the ordinary course of business consistent with past practice or as required by applicable Law, enter into or materially amend or terminate any collective bargaining agreement or other agreement with any representative of any of the employees of the Devices & Services Business; or

(xxvi) authorize, commit or agree to take any of the actions prohibited by the foregoing clauses (i) through (xxv).

Other than the right to consent or withhold consent with respect to the foregoing matters (which consent shall not be unreasonably withheld, delayed or conditioned), nothing contained in this Agreement shall give to Buyer, directly or indirectly, any right to control or direct the operation of the Devices & Services Business prior to the Closing. Subject to the foregoing sentence and consistent with the terms of this Agreement, prior to the Closing, Seller and its Subsidiaries shall control the operation of the Devices & Services Business.

Section 5.2 Employment Matters.

(a) No later than thirty (30) days prior to the Closing Date or no later than five (5) days following any applicable hire date that occurs after such thirtieth (30th) day, Buyer or one of its Affiliates shall provide, or shall cause an Affiliate to provide, an offer of employment to each Scheduled Business Employee, Asset Selling Entity Business Employee, and Offeree to the extent that the employment of such Scheduled Business Employee, Asset Selling Entity Business Employee or Offeree would not transfer to Buyer (or an Affiliate of Buyer, including after the Closing, a Transferred Subsidiary) under the TUPE Regulations or would not otherwise automatically transfer to Buyer (or an Affiliate of Buyer, including after the Closing, a Transferred Subsidiary), which offer of employment shall be consistent with the terms of Section 5.2(c). Notwithstanding the foregoing, the parties acknowledge that the purchase and sale of the Devices & Services Business would constitute a “transfer of an undertaking” under the Finnish Employment Contracts Act and similar laws in other jurisdictions in which the TUPE Regulations are applicable. Consequently, Business Employees who would be required under the TUPE Regulations to transfer to Buyer or any Affiliate thereof, shall automatically transfer to Buyer (or an Affiliate) at the Closing in accordance with applicable Law, without the need for a separate offer. Each (i) Scheduled Business Employee, Asset Selling Entity Business Employee,

Offeree, in each case, who has accepted an offer of employment from Buyer or an Affiliate of Buyer and commences employment with Buyer or an Affiliate of Buyer at the Closing, and (ii) Transferred Subsidiary Business Employee shall become a “Transferred Employee”.

(b) Seller shall use, and shall cause each of its applicable Affiliates to use, its or their reasonable best efforts to comply with respect to all requirements of applicable Law regarding advance notice, consultation with works councils, labor unions and similar employee representative organizations, as well as any applicable collective bargaining agreements or similar such agreements pertaining to the Business Employees.

(c) Subject to Buyer and its applicable Affiliates’ obligations pursuant (i) to applicable Law (including but not limited to the TUPE Regulations) or (ii) or any collective bargaining agreement or other agreement with a works council or other employee representative group, for the twelve (12) month period following the Closing (the “Continuation Period”), Buyer shall provide each Transferred Employee who remains employed by Buyer or any of its Affiliates with compensation and employee benefits that are no less favorable in the aggregate than the compensation and employee benefits being provided by Seller and its Affiliates to such Transferred Employee as of the Closing Date (excluding for such purposes payments made pursuant to any retention arrangement or other payment made upon and in connection with the transactions contemplated by this Agreement). Notwithstanding the foregoing, nothing contemplated by this Agreement shall be construed as requiring Buyer or its Affiliates to (i) be obligated to continue the employment of any Transferred Employee for any period of time after the Closing or (ii) maintain any specific employee benefit plan, arrangement or program, except as may be required by applicable Law.

(d) Buyer shall, or shall cause an Affiliate to, provide to each Transferred Employee who remains employed by Buyer or any Affiliate full credit for such Transferred Employee’s service with any of the Seller Entities or Transferred Subsidiaries, or any of their respective Affiliates prior to the Closing for all purposes, including for purposes of eligibility, vesting, benefit accruals and determination of the level of benefits (including, for purposes of vacation, severance and retirement benefits, but excluding for purposes of long-term service awards and sabbatical program), under any benefit plan in which such Transferred Employee participates on or following the Closing to the same extent recognized by any of the Seller Entities or Transferred Subsidiaries or any of their respective Affiliates immediately prior to the Closing; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or additional accruals under any defined benefit plan. Buyer shall, or shall cause an Affiliate to: waive any limitation on health and welfare coverage of such Transferred Employees due to pre-existing conditions, waiting periods, active employment requirements, and requirements to show evidence of good health under any applicable health and welfare plan of Buyer or any Affiliate to the extent such Transferred Employees were covered under a similar benefit plan of the Seller Entities, Transferred Subsidiaries or any of their respective Affiliates and (ii) use commercially reasonable efforts to credit each such Transferred Employee with all deductible payments, co-payments and co-insurance paid by such employee under any benefit plan of any Seller Entity or Transferred Subsidiary, or any of their respective Affiliates, prior to the Closing during the year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied any applicable deductible and whether such employee has reached the out-of-pocket maximum under any benefit plan of Buyer or any Affiliate for such year, provided that Seller shall have provided to Buyer or an Affiliate of Buyer information in a timely manner sufficient for Buyer to determine the amounts of such payments and, provided further, that in lieu of such credit Buyer shall be permitted to provide to such Transferred Employees payments or benefits having an equivalent value to such payments. Buyer shall recognize and credit, and cause its Affiliates to recognize and credit, the vacation days and paid time off accrued by such Transferred Employees prior to the Closing.

(e) During the Continuation Period, Buyer and its Affiliates shall provide each Transferred Employee who is involuntarily terminated by Buyer without “cause” during the Continuation Period with severance and termination benefits, to the extent applicable, in an amount equal to the severance and termination benefits that would be due under the comparable applicable severance and termination benefit plans, programs, policies, agreements or arrangements of Seller and its Affiliates in effect on the date hereof (“Seller Severance Arrangements”) had such Transferred Employee’s involuntary termination occurred on the date hereof (contingent upon delivery of a legally binding general release if permitted by applicable Law); provided that if a Transferred Employee is entitled to, and is provided, upon his involuntary termination a severance and termination benefit pursuant to applicable Law or Contract (including a collective bargaining agreement) other than a Seller Severance Arrangement, then the amount of severance and termination benefits provided to such Transferred Employee based on the Seller Severance Arrangements shall be reduced by the amount of severance and termination benefits received by the Transferred Employee under such Contract or applicable Law. Without limiting the foregoing, in the event that Buyer or any Affiliate, without a Transferred Employee’s prior consent, (i) reduces the wage rate or base salary of any Transferred Employee as in effect for such Transferred Employee immediately prior to the Closing or (ii) relocates a Transferred Employee’s principal place of employment to a facility or location that is more than fifty (50) kilometers (or such shorter distance as may be required pursuant to applicable Law) from the Transferred Employee’s principal place of employment as of immediately prior to the Closing (either clause (i) or (ii), “Good Reason”), in either case during the Continuation Period, such Transferred Employee shall be entitled (for a period not to exceed thirty (30) days following the event giving rise to Good Reason) to terminate his or her employment and receive severance consistent with the terms of the previous sentence. For purposes of this Section 5.2(e), “cause” shall mean a good faith determination by the Buyer that any of the following has occurred: (i) willful and gross misconduct or gross neglect of employee’s material duties (ii) commission by employee of a misdemeanor with moral turpitude or a felony under the law of the jurisdiction in which such employee works; (iii) commission by employee of fraud, theft or dishonesty in connection with the Buyer or its Affiliates; or (iv) material breach by employee of the Buyer’s written policies or any agreement with the Buyer that results in injury to the Buyer or its Affiliates.

(f) Buyer shall, or shall cause an Affiliate to, reasonably cooperate with Seller in any notification or consultation obligation with any labor union, works council or other employee representative group.

(g) Replacement of Seller Stock Options, Seller RSUs, and Seller PSUs; U.S. Seller Stock Options.

(i) Replacement of Seller Stock Options. Except as set forth in (ii) below, at the Closing, each unvested Seller Stock Option held by Transferred Employees that has an exercise price per share that is less than the last reported trading price of Seller Shares on the NASDAQ OMX Helsinki on the trading date immediately preceding the Closing Date (the “Seller Share Reference Price”) and is outstanding immediately prior to the Closing, shall be canceled at Closing and replaced by Parent following the Closing with an award of a number of restricted stock units denominated in the common stock of Parent (“Parent RSU”), par value $0.00000625 per share (the “Parent Common Stock”) having substantially similar vesting terms and conditions as the Seller Stock Option (each, a “Replacement Special RSU”), except that upon vesting, each such Replacement Special RSU will entitle the holder to that number of whole shares of the Parent Common Stock equal to the number of Seller Shares subject to the unvested Seller Stock Option immediately prior to the Closing multiplied by the quotient of (A) the excess of Seller Share Reference Price over the exercise price per Seller Share under the canceled unvested Seller Stock Option, divided by (B) the last reported trading price of Parent Common Stock on the NASDAQ on the trading date immediately preceding the Closing Date (the “Parent Share Reference Price”), and rounding such product down to the nearest whole number of shares of Parent Common Stock. “Equity Award Exchange Ratio” shall mean the Seller Share Reference Price divided by the Parent Share Reference Price (after converting both prices into a common currency using an agreed upon foreign exchange formula). As soon as reasonably practicable, Parent will issue to each Transferred Employee who holds a Replacement Special RSU a document evidencing the foregoing replacement of such Seller Stock Options by Parent with Parent RSUs.

(ii) U.S. Seller Stock Options. At the Closing, each unvested Seller Stock Option held by a Transferred Employee who is a U.S. taxpayer that has an exercise price per share that is less than the Seller Share Reference Price and is outstanding immediately prior to the Closing (a “U.S. Seller Stock Option”), shall be canceled at Closing in exchange for a cash payment in U.S. Dollars by Buyer or one of its Affiliates (including, after Closing, a Transferred Subsidiary) on the Closing equal to (i) the aggregate number of unvested Seller Shares subject to the U.S. Seller Stock Option as of immediately prior to the Closing, multiplied (ii) by the excess of (A) Seller Share Reference Price, over (B) the per share exercise price applicable such U.S. Seller Stock Option immediately prior to the Closing.

(iii) Replacement of Seller RSUs. At the Closing, each unvested Seller RSU held by Transferred Employees that is outstanding immediately prior to the Closing shall be canceled at Closing and replaced by Parent after the Closing with an award of restricted stock units denominated in Parent Common Stock having substantially similar vesting terms and conditions as the corresponding Seller RSUs (each, a “Replacement RSU”), except that upon vesting, each such Replacement RSU will entitle the holder to that number of whole shares of the Parent Common Stock equal to the product of (X) the number of shares of Seller Shares that were issuable with regard to such Seller RSU immediately prior to the Closing, multiplied by (Y) the Equity Award Exchange Ratio, and rounding such product down to the nearest whole number of shares of Parent Common Stock. As soon as reasonably practicable following Closing, Parent will issue to each Transferred Employee who holds a Replacement RSU a document evidencing the foregoing replacement of such Seller RSUs with Parent RSUs.

(iv) Replacement of Seller PSUs. At the Closing, each unvested Seller PSU held by Transferred Employees that is outstanding immediately prior to the Closing shall be canceled at Closing and replaced by Parent after the Closing with an award of restricted stock units denominated in Parent Common Stock having substantially similar time vesting terms and conditions (but no performance vesting conditions) as the corresponding Seller PSUs (each, a “Replacement PSU”), except that upon vesting, each such Replacement PSU will entitle the holder to that number of whole shares of the Parent Common Stock equal to the product of (X) 50% of the number of shares of Seller Shares that were issuable with regard to such Seller PSU immediately prior to the Closing, multiplied by (Y) the Equity Award Exchange Ratio, and rounding such product down to the nearest whole number of shares of Parent Common Stock. As soon as reasonably practicable following Closing, Parent will issue to each Transferred Employee who holds a Replacement PSU a document evidencing the foregoing replacement of such Seller PSUs with Replacement PSUs.

(v) Buyer shall prepare and file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the shares of Parent Common Stock issuable upon exercise of the Replacement Special RSUs, Replacement RSUs and Replacement PSUs promptly following the Closing, and Buyer shall exercise its commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such Replacement Special RSUs, Replacement RSUs and Replacement PSUs remain outstanding.

(vi) For the avoidance of doubt, Buyer and its Affiliates (including, after Closing, the Transferred Subsidiaries) shall have no obligation in respect of Seller Stock Options that are vested as of the Closing Date and, furthermore, no obligation in respect of any employee’s equity-based awards unless the employee is a Transferred Employee, in which case the foregoing provisions shall govern.

(h) The provisions of this Section 5.2 are solely for the benefit of the parties to this Agreement, and no Business Employee, Transferred Employee or any other employee of Seller, Buyer or any of their respective Affiliates (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.2 shall create such rights in any such persons. Subject to any requirement of applicable Law, nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Buyer or its Affiliates to terminate the employment of any Transferred Employee at any time and for any reason, (ii) require Buyer or any of its Affiliates to continue any Transferred Plans, or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Closing, or (iii) amend any Transferred Plan or other employee benefit plans or arrangements.

Section 5.3 Publicity.

(a) Buyer and Seller agree to cooperate with each other prior to any public disclosure of or regarding the transactions contemplated by this Agreement or the Ancillary Agreements. Buyer and Seller agree that the initial press release announcing the execution and delivery of this Agreement and the transactions contemplated by this Agreement shall be a joint release. Buyer and Seller agree that no public release or announcement concerning the terms or status of the transactions contemplated hereby or thereby shall be issued by any party without the prior consent of Buyer and Seller (not to be unreasonably withheld, conditioned or delayed), as applicable, except as such release or announcement may be required by Law or the rules and regulations of any stock exchange upon which the securities of Seller or Buyer, or Buyer’s direct or indirect parent entity, are listed, or the requirements of any self-regulatory body, in which case the party required to make the release or announcement shall, to the extent practicable, allow the other parties reasonable time to comment on such release or announcement in advance of such issuance.

(b) At Buyer’s request, for 180 days after the Closing Date, Seller and its Affiliates shall display on their websites and in social media, in the locations previously addressing the Devices & Services Business, a mutually-agreed statement about the transactions contemplated hereby and a link to all websites and other social media venues designated by Buyer prior to the Closing.

Section 5.4 Confidentiality.

(a) Buyer and its Representatives shall treat all nonpublic information obtained in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby as confidential in accordance with the terms of the letter agreement as to confidentiality and other matters, dated as of April 20, 2013, by and between Seller and Buyer (the “Confidentiality Agreement”). In the event of a conflict or inconsistency between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement will govern. For the avoidance of doubt, prior to the Closing, and also in the event this Agreement terminates prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. The parties agree that Section 9 of that certain letter agreement between Seller and Microsoft Corporation dated July 24, 2013 shall be of no further force and effect, and nothing in the Confidentiality Agreement, including any use or disclosure restrictions or other similar limitations set forth therein, shall limit, restrict or prohibit Microsoft Corporation or its Subsidiaries, in any respect, from taking any of the actions described in such Section 9.

(b) From and after the Closing, Buyer shall not, and shall cause its Affiliates and its and its Affiliates’ Representatives not to, disclose to any other Person any Seller Confidential Information; provided, that Buyer or its Affiliates may disclose Seller Confidential Information (i) to the extent required by Law, in any report, statement, testimony or other submission to any Governmental Authority having jurisdiction over Buyer or its Affiliates, as applicable, (ii) as may be reasonably necessary in connection with any Tax Returns, accounting records or financial reporting obligations or any audit or (iii) in order to comply with any Law or the rules and regulations of any stock exchange applicable to Buyer its Affiliates, as applicable, or in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to Buyer or its Affiliates, as applicable, in the course of any litigation, investigation or administrative proceeding; provided, further, that, if Buyer or any of its Affiliates is legally obligated by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process to disclose any Seller Confidential Information, Buyer shall provide Seller with prompt prior written notice of such requirement and, to the extent reasonably practicable, cooperate with Seller and Seller’s Affiliates (at Seller’s sole cost and expense) to obtain a protective order or similar remedy to cause Seller Confidential Information not to be disclosed. If such protective order or other similar remedy is not obtained, Buyer or its applicable Affiliates shall furnish only that portion of Seller Confidential Information that, based on the advice of counsel, Buyer or its Affiliates is legally obligated to disclose, and shall exercise its commercially reasonable efforts (at Seller’s sole cost and expense) to obtain assurance that confidential treatment will be accorded such disclosed Seller Confidential Information. Buyer hereby agrees, and shall cause its Affiliates and its and its Affiliates’ Representatives, to protect the Seller Confidential Information by using the same degree of care, but no less than a reasonable degree of care, to prevent the unauthorized disclosure of Seller Confidential Information as Buyer uses to protect its own confidential information of a like nature.

(c) From and after the Closing, Seller shall not, and shall cause its Affiliates and its Affiliates’ Representatives not to, disclose to any other Person any Business Confidential Information; provided, that Seller or its Affiliates may disclose Business Confidential Information (i) to the extent required by Law, in any report, statement, testimony or other submission to any Governmental Authority having jurisdiction over Seller or its Affiliates, as applicable, (ii) as may be reasonably necessary in connection with any Tax Returns, accounting records or financial reporting obligations or any audit or (iii) in order to comply with any Law applicable to Seller or its Affiliates, as applicable, or in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to Seller or its Affiliates, as applicable, in the course of any litigation, investigation or administrative proceeding; provided, further, that, if Seller or any of its Affiliates becomes legally compelled by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process to disclose any Business Confidential Information, Seller shall provide Buyer with prompt prior written notice of such requirement and, to the extent reasonably practicable, cooperate with Buyer and Buyer’s Affiliates (subject to payment of Seller’s reasonable and documented out-of-pocket costs and expenses) to obtain a protective order or similar remedy to cause Business Confidential Information not to be disclosed, including interposing all available objections thereto, such as objections based on settlement privilege. If such protective order or other similar remedy is not obtained, Seller or its applicable Affiliates shall furnish only that portion of Business Confidential Information that has been legally compelled, and shall exercise its reasonable best efforts to obtain assurance that confidential treatment will be accorded such disclosed Business Confidential Information. Seller hereby agrees, and shall cause its Affiliates and its and its Affiliates’ Representatives, to protect the Business Confidential Information by using the same degree of care, but no less than a reasonable degree of care, to prevent the unauthorized disclosure of Business Confidential Information as Seller uses to protect its own confidential information of a like nature.

(d) “Seller Confidential Information” means all non-public information disclosed prior to the Closing by Seller or its Affiliates or their respective Representatives (including information disclosed in the course of negotiation of this Agreement or the Ancillary Agreements) to Buyer or any of its Affiliates or their respective Representatives regarding Seller or its Affiliates (other than the Transferred Subsidiaries); provided, that “Seller Confidential Information” shall not include Business Confidential Information or information which (i) becomes available to the public through no fault or negligence of Buyer or its Affiliates, (ii) was already known to Buyer or its Affiliates (other than by previous disclosure by Seller, its Affiliates or any Representatives of Seller or its Affiliates) as of the date hereof and, to the Knowledge of Buyer, not subject to any duty of confidentiality to Seller or any of its Affiliates, (iii) is independently developed by Buyer or its Affiliates without reference to any Seller Confidential Information or (iv) is made available or known to Buyer or its Affiliates by a Person not connected with Seller or its Affiliates, as applicable, or their respective Representatives and, to the Knowledge of Buyer, without an obligation of confidence to such party, directly or indirectly. “Business Confidential Information” means all non-public information of Buyer and its Affiliates embodied in the Purchased Assets, Assumed Liabilities or Transferred Subsidiaries; provided, that “Business Confidential Information” shall not include information which (1) becomes available to the public through no fault or negligence of Seller or its Affiliates, (2) is independently developed by Seller or its Affiliates after the Closing Date without reference to any Business Confidential Information or (3) after the Closing is made available or known to Seller or its Affiliates by a Person not connected with Buyer or its Affiliates, as applicable, or their respective Representatives and, to the Knowledge of Seller, without an obligation of confidence to such party, directly or indirectly.

(e) For clarity, the Parties agree that (i) any permitted assignment or sublicense under an Ancillary Agreement or Section 5.20 or (ii) disclosure made in accordance with Section 5.20(a) or (b) will not violate this Section 5.4.

Section 5.5 Access to Information. Subject to Section 5.4 hereof and applicable Law, prior to the earlier of Closing or termination of this Agreement pursuant to Article VII, upon reasonable prior notice, Seller shall cause its officers, managers, directors, employees, auditors and other agents or representatives to afford the officers, managers, directors, employees, auditors and other agents or representatives (collectively, “Representatives”) of Buyer reasonable access during normal business hours to the books and records, officers, directors, employees, agents, properties, offices and other facilities of the Seller Entities and the Transferred Subsidiaries with respect to the Devices & Services Business, and shall furnish Buyer with such financial, operating and other data and information with respect to the Devices & Services Business, as Buyer, through its Representatives, may reasonably request. In exercising its rights hereunder, Buyer shall conduct itself so as not to unreasonably interfere in or disrupt the conduct of the business of the Seller Entities or any of the Transferred Subsidiaries prior to Closing. Buyer acknowledges and agrees that any contact by Buyer and its agents and Representatives with officers, employees or agents of Seller or any Affiliate hereunder shall be arranged and supervised by designated Representatives of Seller, unless Seller otherwise expressly consents with respect to any specific contact. Notwithstanding anything to the contrary set forth in this Agreement, neither Seller nor any of its Affiliates (including the Transferred Subsidiaries) shall be required to disclose to Buyer or any agent or Representative thereof any information if doing so (A) would violate any Law to which Seller or any of its Affiliates (including any Transferred Subsidiary) is subject, (B) it believes in good faith could result in a loss of the ability to successfully assert a claim of privilege (including the attorney-client and work product privileges) or (C) would result in the public disclosure of any competitively sensitive information of Seller or of any of its Affiliates unrelated to the Devices & Services Business; provided, that the parties will make appropriate substitute arrangements under circumstances in which the foregoing limitations apply. For the avoidance of doubt, no investigation or receipt of information pursuant to this Section 5.5 (or otherwise) shall affect or be deemed to modify any representation, warranty or covenant of Seller herein or any Person’s right to indemnification, or any other remedy, hereunder with respect to any breaches thereof. Seller shall, promptly upon availability and in any event within fifteen (15) days of the end of each month, make available to Buyer the monthly internal financial reports and any other management financial reports customarily prepared for management of the Devices & Services Business and a report that sets forth the calculation of Aggregate Cash Earnings as of the end of such month.

Section 5.6 Post-Closing Access.

(a) Each of Seller and Buyer shall, and Seller shall cause its Affiliates (other than the Transferred Subsidiaries) to, and Buyer shall cause its Affiliates to, preserve and keep all books and records and all information relating to the accounting, legal, Tax, regulatory, business and financial affairs that are retained by Seller or any Affiliates or are obtained by Buyer or any Affiliates, as the case may be, which information relates to the Devices & Services Business, for not less than six (6) years after the Closing Date, or for any longer period as may be (i) required by Law (including any statute of limitations and applicable extensions thereof) or any Governmental Authority or (ii) reasonably necessary with respect to the prosecution or defense of any audit or Action that is then pending or threatened and with respect to which the requesting party has notified the other parties as to the need to retain such books, records or information. Each of Seller and Buyer shall provide the other with written notice sixty (60) Business Days prior to transferring, destroying, or discarding the last copy of any records, books, work papers, reports, correspondence and other similar materials and the other parties shall have the right, at its expense, to copy or take any such materials, provided, however, that such other party provides written notice stating its intent to copy or take such materials no later than thirty (30) Business Days after having received notice that such materials are to be transferred, destroyed, or discarded.

(b) Following the Closing, for so long as such information is retained by Buyer in accordance with Section 5.6(a), Buyer and its Affiliates shall provide Seller and its Affiliates and its and their authorized Representatives copies at Seller’s sole expense during normal business hours, upon reasonable prior notice to Buyer, to the information described in Section 5.6(a) to the extent that such copies may be reasonably required in connection with (i) the preparation of any Tax Return, accounting records or with any audits or similar proceedings, (ii) any Action relating to the Purchased Assets, Assumed Liabilities or any of the Transferred Subsidiaries or the Devices & Services Business, (iii) any Governmental Filing, (iv) the prosecution or defense of any audit or Action that is then pending or threatened, (v) compliance with this Agreement or (vi) compliance with applicable Law.

(c) Following the Closing, for so long as such information is retained by Seller or its Affiliates in accordance with Section 5.6(a), Seller shall provide Buyer and its authorized Representatives copies at Buyer’s sole expense during normal business hours, upon reasonable prior notice to Seller, to the information described in Section 5.6(a) to the extent that such copies may be reasonably required in connection with (i) the preparation of any Tax Return, accounting records or with any audits or similar proceedings,(ii) any Action relating to the Purchased Assets, Assumed Liabilities, the Transferred Subsidiaries or the Devices & Services Business, (iii) any Governmental Filing, (iv) the prosecution or defense of any audit or Action that is then pending or threatened (v) compliance with this Agreement or (v) compliance with applicable Law.

Section 5.7 Appropriate Actions.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall (and shall cause their applicable Affiliates to) use its respective reasonable best efforts promptly to (i) take, or to cause to be taken, all actions, and to do, or to cause to be done, and to assist and cooperate with the other party in doing all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements in the most expeditious manner practicable; (ii) obtain from any Governmental Authorities any actions, non-actions, clearances, waivers, consents, approvals, permits or orders required to be obtained by Seller, Buyer or any of their respective Affiliates in connection with the authorization, execution, delivery and performance of this Agreement, the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby; (iii) make all Governmental Filings (in each case, promptly after the date of this Agreement) which are necessary or advisable, and thereafter promptly make any other required submissions and responses, with respect to the transactions contemplated hereby and thereby, required under (A) Competition Law (such Governmental Filings shall be made as soon as required, practicable or otherwise as agreed to by the parties) and (B) any other applicable Law; (iv) furnish all information reasonably required for any Governmental Filings to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement; (v) act in good faith and reasonably cooperate with the other party in connection with any Governmental Filings (including, to provide copies of all such Governmental Filings to outside counsel for the non-filing party and, if requested by the other party, to accept all reasonable additions, deletions or changes suggested by the other party); (vi) keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Authority, in each case, relating to Governmental Filings made in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; (vii) provide the other party, to the extent practicable, with prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such Governmental Filings; (viii) consult and cooperate with each other party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings relating to or arising out of such Governmental Filings; and (ix) not participate independently in any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any such Governmental Filings or any investigations or other inquiries relating thereto without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Neither party to this Agreement shall consent to any voluntary delay of the consummation of the transactions contemplated hereby at the request of any Governmental Authority without the consent of the other party to this Agreement (not to be unreasonably withheld, conditioned or delayed).

(b) The parties agree to use reasonable best efforts to avoid or eliminate each and every impediment under Competition Law that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement and the Ancillary Agreements so as to enable the consummation of the transactions contemplated hereby and thereby to occur as soon as reasonably possible (and in any event, no later than the Outside Date), including if necessary committing to any consent decree, hold separate order, divestiture or restriction on the operation of business; provided, that notwithstanding anything to the contrary in this Agreement:

(i) in no event will Buyer be required to proffer or agree to any consent decree, hold separate order, sale, divestiture, lease, license, transfer, disposal, Encumbrance or operating restriction with respect to the businesses, product lines, assets, permits, operations, rights, or interest therein of Buyer or any of its Affiliates;

(ii) in no event will Seller be required to proffer or agree to any consent decree, hold separate order, sale, divestiture, lease, license, transfer, disposal, Encumbrance or operating restriction with respect to the businesses, product lines, assets, permits, operations, rights, or interest therein of Seller or its Affiliates (as constituted post-Closing); and

(iii) in no event will Buyer be required to proffer or agree to any consent decree, hold separate order, sale, divestiture, lease, license, transfer, disposal, Encumbrance or operating restriction with respect to the businesses, product lines, assets, permits, operations, rights or interests therein of the Devices & Services Business if such action would have a Material Adverse Effect on the Devices & Services Business (as constituted post-Closing).

Section 5.8 Ancillary Agreements.

(a) Trademark License Agreement. On or before Closing, Buyer and Seller shall, enter into the Trademark License Agreement, effective as of the Closing, in a form attached hereto as Exhibit P (the “Trademark License Agreement”).

(b) Software License Agreement. On or before Closing, Buyer and Seller shall, enter into the Software License Agreement, effective as of the Closing, in a form attached hereto as Exhibit J (the “Software License Agreement”).

(c) Transition Services Agreement. At Closing the parties shall enter into the Transition Services Agreement in the form attached hereto as Exhibit K. The applicable service recipient will pay the applicable service provider for transition services at cost (such cost to include actual costs of both the primary contract party and actual costs paid by the primary contract party to any third parties utilized by the primary party in the provision of the transition services).

(d) Camera and Imaging Assets Agreement. On or before Closing, Buyer and Seller shall enter into the Camera and Imaging Assets Agreement.

(e) Mutual Termination Amendment. On or before Closing, Seller, Microsoft Corporation and Microsoft Ireland Operations Limited shall enter into the Mutual Termination Amendment, substantially in the form attached hereto as Exhibit Q.

Section 5.9 Seller Guaranties.

(a) With respect to each Seller Guaranty (as defined below), Buyer shall use its reasonable best efforts to arrange for the release or replacement, effective as of the Closing, of Seller and its Affiliates from their respective obligations under each such Seller Guaranty, and Seller shall cooperate with such efforts. “Seller Guaranty” means any guaranty or surety bond set forth on Section 5.9(a) of the Seller Disclosure Letter (or issued after the date hereof in the ordinary course of business) issued by Seller or any of its Affiliates (other than the Transferred Subsidiaries) on behalf of any Transferred Subsidiary, including any keep well, net worth maintenance agreement, letter of credit, reimbursement obligation or letter of comfort imposing any obligations on Seller or its Affiliates (other than the Transferred Subsidiaries), it being the intention of the parties that neither Seller nor any of its Affiliates shall from and after the Closing have any obligation whatsoever arising from or in connection with the Seller Guaranties. In the event that any such Seller Guaranty remains outstanding as of the Closing Date, Buyer shall indemnify Seller and its applicable Affiliates and hold them harmless against any Losses that Seller or any of its applicable Affiliates may incur under any such Seller Guaranties from and after the Closing.

(b) To the extent Buyer is unable to terminate or replace a Seller Guaranty or obtain the beneficiary’s consent to the substitution thereof prior to the Closing, Buyer shall have a continuing obligation after the Closing Date to use its reasonable best efforts to have any such Seller Guaranty terminated or replaced. To the extent that Seller or any of its Affiliates has performance obligations under any such Seller Guaranty during such period (other than as a result of any action or inaction by Seller or any of its Affiliates), Buyer and its Affiliates shall use their respective reasonable best efforts to perform such obligations on behalf of such party or otherwise take such action as reasonably requested by Seller so as to put such party in the same position as if Buyer (or its Affiliates), and not such party, had performed or were performing such obligations. Neither Seller nor any of its Affiliates shall have any obligation to extend the term, or otherwise agree to any amendment or waiver, of any Seller Guaranty that remains outstanding after the Closing.

Section 5.10 Termination of Intercompany Agreements. Except as otherwise contemplated by this Agreement or the Ancillary Agreements, Seller shall, and shall cause its Affiliates to, effective upon the Closing, execute and deliver such releases, termination agreements and discharges as are necessary to terminate, eliminate and release, as applicable (by way of capital contribution, cash settlement or otherwise), each of the arrangements, commitments, receivables, payables, claims, demands, rights, loans and Contracts between any Transferred Subsidiary, on the one hand, and Seller or any of its Affiliates (other than a Transferred Subsidiary), on the other hand, other than those that are set forth in Section 5.10 of the Seller Disclosure Letter and other than payables and receivables for goods and services bought and sold in the ordinary course of business (collectively, “Terminating Intercompany Agreements”). Seller shall and shall cause its Affiliates (other than the Transferred Subsidiaries), on the one hand, to and Buyer shall cause its Affiliates (including the Transferred

Subsidiaries), on the other hand, to, fully and finally waive and release, effective as of the Closing Date, any claims, causes of action, losses, liabilities or other rights arising under any Terminating Intercompany Agreement (including such claims, causes of action, losses, liabilities or other rights that may arise as a result of the termination of such Terminating Intercompany Agreement), other than as set forth in Section 5.10 of the Seller Disclosure Letter. Nothing in this Section 5.10 shall require Seller to, and Seller shall not without Buyer’s consent, terminate or cancel any intercompany obligations exclusively between or among any of the Transferred Subsidiaries. If a Terminating Intercompany Agreement is not paid and satisfied on or prior to the Closing Date, as promptly as practicable following the Closing (or as promptly as practicable as such outstanding Terminating Intercompany Agreement is identified) the parties will return each party to the same economic position such party would have been in had such Terminating Intercompany Agreement been paid and satisfied on or prior to the Closing Date.

Section 5.11 Insurance. Buyer acknowledges that all insurance coverage for the Devices & Services Business under policies of Seller and its Affiliates (other than policies of any Transferred Subsidiary) shall except as provided in this Section 5.11 terminate as of the Closing and except as provided in this Section 5.11, following the Closing, no claims may be brought by a Transferred Subsidiary against any such policy. Notwithstanding the foregoing or any other provision of this Agreement or any Ancillary Agreement, to the extent that any Transferred Subsidiary or any of their respective officers, directors, employees or agents (each an “Insured Party”) has any insurable claim based on any fact, action, failure to act or circumstance existing or occurring on or prior to Closing Date under any insurance policy or program of Seller or any of its Affiliates in effect as of the Closing (whether self-insurance or captive insurance, or insurance provided by third parties) such Insured Party’s rights to coverage under such policy or program will continue with respect to such claims (subject to the terms and conditions of such policies or programs, including the requirement that any such claim under any “claims made” policy or program shall have been made on or prior to the Closing Date) without the assessment of any charges or charge-back fees to such Insured Party or any requirement that such Insured Party make any payment with respect thereto or reimburse Seller or any of its Affiliates or insurers with respect thereto (including, for the avoidance of doubt, any obligation to reimburse Seller or any of its Affiliates with respect to any self-insurance programs, self-insured retention amounts or similar amounts). In furtherance of the foregoing, if, between the date hereof and the Closing Date, there shall occur any physical damage to or destruction of, or theft or similar loss of, any of the tangible assets of Seller or any of its Subsidiaries (solely with respect to the Devices & Services Business), the Transferred Subsidiaries (solely with respect to the Devices & Services Business) or any tangible Purchased Asset in excess of €5,000,000 (a “Casualty Loss”), then (i) Seller shall promptly give notice to Buyer thereof and of Seller’s good faith estimate of the amount of casualty insurance, if any, payable in respect thereof and (ii) Seller shall use its commercially reasonable efforts to replace or repair (as applicable) the asset or property related to such Casualty Loss. Seller shall use all reasonable best efforts to collect amounts due (if any) under insurance policies or programs in respect of any Casualty Loss.

Section 5.12 Non-Solicitation; No Hire.

(a) For a period of one (1) year following the Closing Date, without the prior written consent of Seller, neither Buyer nor any of its Affiliates shall, directly or indirectly, employ or solicit any employee of the Seller or any of its Subsidiaries to terminate his or her employment with the Seller or any of its Subsidiaries, or to seek or accept employment with Buyer or any of its Affiliates, provided that the restriction in the immediately preceding clause shall not apply to solicitation or hiring of any employee who (i) initially and entirely independently contacted Buyer or any of its Affiliates (X) on his or her own initiative, without any solicitation or encouragement (directly or indirectly) by Buyer or any of its Affiliates, or (Y) in response to a general solicitation through advertisement, recruitment firm or similar means that were not targeted specifically at such employee, the Seller or any of its Subsidiaries; or (ii) was terminated by the Seller or an Affiliate, or terminated their employment with the Seller or an Affiliate with “good reason” or at least six (6) months prior to such solicitation or hiring.

(b) For a period of one (1) year following the Closing Date, without the prior written consent of Buyer, neither Seller nor any of its Affiliates shall, directly or indirectly, employ or solicit any employee of Buyer or any of Parent’s Subsidiaries, including the Transferred Employee to terminate his or her employment with the Buyer or any of Parent’s Subsidiaries, or to seek or accept employment with Seller or any of its Affiliates, provided that the restriction in the immediately preceding clause shall not apply to solicitation or hiring of any employee who (i) initially and entirely independently contacted Seller or any of its Affiliates (X) on his or her own initiative, without any solicitation or encouragement (directly or indirectly) by Seller or any of its Affiliates, or (Y) in response to a general solicitation through advertisement, recruiting firm or similar means that were not targeted specifically at such employee, the Buyer or any of Parent’s Subsidiaries; or (ii) was terminated by the Buyer or an Affiliate, or terminated their employment with the Buyer or an Affiliate with “good reason” or at least six (6) months prior to such solicitation or hiring.

Section 5.13 Seller Extraordinary General Meeting. Seller will use all reasonable best efforts, in accordance with applicable Law and its organizational documents and the customary proxy process, to convene a meeting of its shareholders (the “Extraordinary General Meeting”) on or prior to November 19, 2013, and in any event such Extraordinary General Meeting shall be no later than November 30, 2013, to consider and vote upon the confirmation and approval of the transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained in this Agreement, Seller and its board of directors may not, without Buyer’s prior written consent, adjourn or postpone, or make a proposal to adjourn or postpone, the Extraordinary General Meeting. Subject to Section 5.14(c), (i) the initial press release announcing the execution of this Agreement and the transactions contemplated by this Agreement and (ii) any materials furnished or mailed to Seller’s shareholders with respect to the Extraordinary General Meeting, will include a statement to the effect that Seller’s board of directors has committed to the transactions contemplated by this Agreement and that Seller’s board of directors recommends that Seller’s shareholders vote to confirm and approve the transactions contemplated by this Agreement at the Extraordinary General Meeting (the “Seller Recommendation”). Prior to filing or mailing any procedures or materials with respect to the Extraordinary General Meeting or responding to any communications with NASDAQ OMX Helsinki Ltd. and the Finnish Financial Supervisory Authority with respect thereto, Seller shall provide Buyer a reasonable opportunity to review and to propose comments on such document or response and Seller shall consider in good faith any such reasonably proposed comments. Subject to the provisions of this Agreement, Seller will use reasonable best efforts to solicit from Seller’s shareholders proxies and/or votes in favor of the confirmation and approval of this Agreement and the confirmation and approval of the transactions contemplated hereby. Seller shall permit Buyer or its Representatives to participate, to the extent reasonably practicable, at the Extraordinary General Meeting.

Section 5.14 Competing Proposals.

(a) Except as otherwise provided in this Agreement, from the date of this Agreement until the Closing or, if earlier, the termination of this Agreement in accordance with its terms, Seller shall not, and Seller shall cause its Representatives not to, directly or indirectly, (i) solicit, discuss, knowingly encourage or facilitate, negotiate or accept any proposals, offers or inquiries from, or enter into any agreement, including any non-disclosure agreement, with, any Person other than Buyer (or its Affiliates) relating to or in connection with, or that could reasonably be expected to lead to, any Competing Proposal or (ii) have any discussions or negotiations with or provide any confidential information or data to any Person relating to a Competing Proposal, or engage in any negotiations concerning a Competing Proposal, or otherwise cooperate with or assist or participate in, or facilitate such inquiries, proposals, discussions or negotiations or any effort or attempt to make or effectuate a Competing Proposal; provided, that, notwithstanding the foregoing, the Seller shall be permitted to grant a waiver of or terminate any “standstill” or similar obligation of any Third Party with respect to the Seller or any of its Subsidiaries to allow such Third Party to submit a Competing Proposal. In furtherance of the foregoing, Seller will not disclose, or cause to be disclosed, any non-public information relating to Seller or the Devices & Services Business or afford access to the properties, books, records or representatives of Seller or the Devices & Services Business, to any Person (other than Buyer and its Representatives) concerning or in connection with a Competing Proposal.

(b) Notwithstanding anything to the contrary in this Agreement, at any time prior to the date that the Requisite Shareholder Approval is obtained at the Extraordinary General Meeting, but not after, in the event that the Seller receives a bona fide unsolicited Competing Proposal from any Person, (i) the Seller and its Representatives may contact such Person solely to clarify the terms and conditions thereof and (ii) the Seller and its board of directors and its Representatives may engage in negotiations or substantive discussions with, and furnish any information and other access to, any Person making such Competing Proposal and its Representatives or potential sources of financing if the Seller’s board of directors determines in good faith (after consultation with its outside legal and financial advisors) that such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; provided that (x) prior to furnishing any material nonpublic information concerning the Seller and its Subsidiaries, the Seller receives from such Person, to the extent such Person is not already subject to a confidentiality agreement with the Seller the terms of which are not materially less favorable to the Seller than those contained in the Confidentiality Agreement, an executed confidentiality agreement containing confidentiality terms that are not materially less favorable to the Seller than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not restrict the making of Competing Proposals (and related communications) to the Seller or the Seller’s board of directors); provided further Seller and its Representatives shall withhold from such Person such portions of documents or information, or provide pursuant to customary “clean-room” or other appropriate procedures, to the extent relating to any pricing or other matters that are highly sensitive or competitive in nature if the exchange of such information could reasonably be likely to be harmful to the operation of the Devices & Services Business in any material respect and (y) any such material nonpublic information so furnished shall be promptly made available to Buyer to the extent it was not previously made available to Buyer or its Representatives. Seller agrees that it and its Subsidiaries will not enter into any confidentiality agreement or other agreement with any Person which prohibits Seller from providing any information to Buyer in accordance with this Section 5.14(b).

(c) Except as otherwise provided in this Agreement, the board of directors of the Seller shall not (i) (A) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Buyer, the Seller Recommendation, (B) approve or recommend, or propose publicly to recommend, to the Seller’s shareholders any Competing Proposal, (C) fail to include the Seller Recommendation in the initial press release announcing the execution of this Agreement and the transactions contemplated by this Agreement or any materials furnished or mailed to Seller’s shareholders with respect to the Extraordinary General Meeting or (D) fail to recommend against acceptance of a tender or exchange offer for any outstanding shares of Seller that constitutes a Competing Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or allow the Seller or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, or definitive purchase or similar agreement with respect to any Competing Proposal (other than a confidentiality agreement referred to in Section 5.14(b)). Notwithstanding anything in this Agreement to the contrary, at any time prior to receipt of the Requisite Shareholder Approval, but not after, the board of directors of the Seller may make an Adverse Recommendation Change if, but only if, the Seller has received a bona fide unsolicited Competing Proposal that the board of directors of the Seller has determined in good faith (after consultation with its legal counsel and financial advisors) constitutes a Superior Proposal; provided, however, that no Adverse Recommendation Change may be made until after the third (3rd) Business Day following Buyer’s receipt of a written notice from the Seller advising Buyer that the board of directors of the Seller intends to make an Adverse Recommendation Change (a “Notice of Adverse Recommendation”) and specifying the reasons therefor, including, the terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and furnishing to Parent a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and all other material documents. During such three (3) Business Day period, Seller shall negotiate, and shall have caused its financial and legal advisors to negotiate, with Buyer in good faith (to the extent Buyer desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Competing Proposal ceases to constitute a Superior Proposal. Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Adverse Recommendation Change and the Seller shall be required to comply again with the requirements of this Section 5.14(c); provided, however, that references to the foregoing three (3) Business Day period shall be deemed to be references to a two (2) Business Day period In determining whether to make an Adverse Recommendation Change or in determining whether a Competing Proposal constitutes a Superior Proposal, the board of directors of the Seller shall take into account any changes to the terms of this Agreement timely proposed by Buyer in response to a Notice of Adverse Recommendation or otherwise. Notwithstanding any Adverse Recommendation Change, unless earlier terminated under Section 7.1, the transactions contemplated under this Agreement shall be submitted to Seller’s shareholders at the Extraordinary General Meeting for the purpose of adopting this Agreement and nothing contained herein shall be deemed to relieve Seller of such obligation.

(d) Seller shall promptly, and in any event within two (2) Business Days, advise Buyer of any Competing Proposal, the material terms and conditions of any such Competing Proposal and the identity of the Person making any such Competing Proposal. Seller shall keep Buyer reasonably informed on a reasonably current basis of the status and material details (including any material change to the terms thereof) of any such Competing Proposal and any discussions and negotiations concerning the material terms and conditions thereof.

(e) Nothing in this Agreement shall restrict the Seller or the board of directors of the Seller from taking or disclosing a position to comply with applicable Law (it being agreed that a factually accurate public statement by the Seller that solely describes the Seller’s receipt of a Competing Proposal, the main contents of such Competing Proposal and the operation of this Agreement with respect thereto shall not be deemed to be an Adverse Recommendation Change or give rise to a Buyer termination right pursuant to Section 7.1(g) so long as such statement explicitly reaffirms the Seller Recommendation).

(f) For purposes of this Agreement:

(i) “Competing Proposal” shall mean any proposal, offer or inquiry made by any Person or group of Persons (other than Buyer or any Affiliate thereof) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (i) control of twenty percent (20%) or more of any class of equity securities of Seller (by way of merger, stock purchase, asset purchase, license, lease or otherwise) or (ii) all or any material portion of the Devices & Services Business. For the avoidance of doubt, and without limitation, a Competing Proposal does not encompass any actions solely to the extent related to NSN or its Subsidiaries (other than actions related to offers, inquiries, or proposals to acquire control of 20% or more of any equity class of securities of Seller).

(ii) “Superior Proposal” shall mean a bona fide, written unsolicited Competing Proposal (with all percentages in the definition of Competing Proposal increased to seventy-five percent (75%)) on terms that the board of directors of the Seller determines in good faith (after consultation with its legal counsel and financial advisors) and considering such factors as the board of directors of the Seller considers to be appropriate (including regulatory, financing, timing and other relevant factors (including any break-up fees, expense reimbursement provisions and conditions to consummation)), is more favorable to the Seller’s shareholders from a financial perspective than the transactions contemplated by this Agreement (including any changes to the terms of this Agreement committed to by Buyer to the Seller in writing in response to such Competing Proposal under the provisions of Section 5.14(c)) and is reasonably capable of being completed on the terms proposed on a timely basis.

Section 5.15 Wrong Pocket. If any Seller Entity receives any payment related to any Purchased Asset after the Closing, Seller agrees to promptly remit (or cause to be promptly remitted) such funds to Buyer to the extent related to such Purchased Asset, and Buyer shall reimburse Seller for its reasonable expenses incurred in connection therewith. If Buyer or any

Affiliate of Buyer (including, for the avoidance of doubt, the Transferred Subsidiaries) receives any payment related to any Excluded Asset after the Closing, Buyer agrees to promptly remit (or cause to be promptly remitted) such funds to Seller to the extent related to such Excluded Asset, and Seller shall reimburse Buyer for its reasonable expenses incurred in connection therewith.

Section 5.16 Collection of Receivables. Buyer shall have the right and authority, from and after the Closing, to collect for its own account all receivables of the Devices & Services Business included in the Purchased Assets and any of the receivables of a Transferred Subsidiary relating to the Devices & Services Business (the “Closing Receivables”) and to endorse with the name of any Seller Entity any checks or drafts received with respect to any Closing Receivables. The Seller Entities shall (i) deliver to Buyer such documentation of, and information relating to, the Closing Receivables as Buyer shall reasonably request and (ii) promptly deliver to Buyer any cash or other property received by them in respect of any Closing Receivables, and Buyer shall reimburse the Seller Entities for their expenses incurred in connection therewith.

Section 5.17 Restructuring; Dormant Subsidiaries; Director Shares. Seller shall use reasonable best efforts to consummate the Internal Restructuring on or prior to the Closing Date. Seller shall provide Buyer with prompt notice of any deviations therefrom; provided, that to the extent material deviations from the Internal Restructuring (i) would reasonably be expected to result in any incremental cost or expense in excess of $10,000,000 being incurred by the Devices & Services Business prior to the Closing, or (ii) would have more than a de minimis (non-monetary) adverse effect on the Devices & Services Business or Buyer or any of its Affiliates or would reasonably be expected to result in any incremental cost or expense in excess of $1,000,000 being incurred by the Devices & Services Business or Buyer or any of its Affiliates after the Closing, such deviations shall be subject to the written consent of Buyer. Seller shall bear all costs related to the Internal Restructuring, including costs incurred in connection with obtaining any consent required for purposes of consummating the Internal Restructuring. Seller shall keep Buyer apprised of the status of the Internal Restructuring on no less than a monthly basis. Seller shall use its reasonable best efforts to fully liquidate each of the Dormant Subsidiaries prior to Closing or to otherwise cause the Transferred Subsidiaries that are not Dormant Subsidiaries to dispose of their common stock or other equity interests in such Dormant Subsidiaries prior to Closing. To the extent that any shares of common stock or other equity interests in any Transferred Subsidiary are currently held by a director, officer or employee of Seller or any of its Subsidiaries and such director, officer or employee will not be a Transferred Employee, Seller will use its reasonable best efforts to have such shares transferred, at Buyer’s direction, to a Person who will be a Transferred Employee.

Section 5.18 Repayment of Indebtedness. The Seller Entities shall use (i) reasonable best efforts to cause all Indebtedness of the type described in clauses (i) and (ii) of the definition thereof of the Transferred Subsidiaries, if any, to be paid off and (ii) cause all Encumbrances on the Transferred Subsidiaries assets relating thereto to be released at or prior to the Closing and at the Closing shall deliver to Buyer evidence thereof in a form reasonably acceptable to Buyer.

Section 5.19 Labor Matters. Seller shall use reasonable best efforts to give all required notifications to, and engage in any required consultations with, the employees, employee representatives, work councils, unions, labor boards and relevant government agencies (as applicable) concerning the transactions contemplated hereby with respect to the employees of the Transferred Subsidiaries and Buyer shall provide such information and assistance in connection therewith as required by applicable Law or as may be reasonably requested by Seller.

Section 5.20 Additional IP Licenses to Copyrights, Database Rights and Trade Secrets.

(a) Seller, on behalf of itself and its Affiliates (other than the Transferred Subsidiaries) grants, effective on the Closing Date, to Buyer and its Affiliates a worldwide, perpetual, irrevocable, royalty-free, fully paid-up, non-exclusive license under all rights under Copyrights, Database Rights and Trade Secrets that are owned by Seller and such Affiliates (other than NSN or HERE Entities) on the Closing Date (“Seller Residual IP”), for the life of the Seller Residual IP, to use, copy, create derivative works of, distribute, perform or display any Business Materials that are included in the Excluded Assets and are used in the Devices & Services Business on the date hereof or the Closing Date, including without limitation all items set forth in Section 5.20(a) of the Seller Disclosure Letter. The above license is provided on an “as-is” basis, without warranty by Seller or its Affiliates of any kind, and does not include any rights under any Third-Party Copyrights, Database Rights and Trade Secrets or any Copyrights, Database Rights or Trade Secrets created or acquired by Seller or its Affiliates after the Closing Date. Buyer and its Affiliates shall treat any confidential materials included in the Seller Residual IP with the same degree of care it provides to its own similar confidential materials. Buyer and its Affiliates may (i) sublicense this license to vendors and others in the supply and distribution chain in connection with the above activities and (ii) assign such license, in whole or in part, in connection with the sale of the Devices & Services Business or any business included therein, provided that any successor or acquirer is not covered by the above license with respect to its other Affiliates or businesses. Other than as expressly set forth in this Section 5.20(a), no rights or licenses are granted under Section 5.20(a) under any Intellectual Property of Seller or its Affiliates, whether by implication, estoppel or otherwise.

(b) Buyer, on behalf of itself and its Affiliates, grants, effective on the Closing Date, to Seller and its Affiliates a worldwide, perpetual, irrevocable, royalty-free, fully paid-up, non-exclusive license under all rights under Copyrights, Database Rights and Trade Secrets, in each case, included in Transferred IP as on the Closing Date, but excluding such rights and/or items set forth on Schedule 5.20(b) (“Buyer Residual IP”), for the life of the Buyer Residual IP, to use, copy, create derivative works of, distribute, perform or display any Business Materials that are (i) included in the Purchased Assets (or owned by the Transferred Subsidiaries) and (ii) used in the businesses of Seller and its Affiliates (other than the Transferred Subsidiaries) other than the Devices & Services Business on the date hereof or the Closing Date. The above license is provided on an “as-is” basis, without warranty by Buyer or its Affiliates of any kind, and does not include any Third-Party Copyrights, Database Rights and Trade Secrets or any Copyrights, Database Rights or Trade Secrets created or acquired by Buyer or its Affiliates after the Closing Date. Seller and its Affiliates shall treat any confidential materials included in the Buyer Residual IP with the same degree of care it provides to its own similar confidential materials. Seller and its Affiliates may (i) sublicense this license to vendors and others in the supply and distribution chain in connection with the above activities and (ii) assign such license, in whole or in part, in connection with the sale of any such other businesses, provided that any successor or acquirer is not covered by the above license with respect to its other Affiliates or businesses. Other than as expressly set forth in this Section 5.20(b), no rights or licenses are granted under Section 5.20(b) under any Intellectual Property of Buyer or its Affiliates, whether by implication, estoppel or otherwise.

(c) For clarity, the above licenses do not limit or modify any provisions of Section 5.4 herein, but any (i) permitted sublicense or assignment under Section 5.20(a) or Section 5.20(b) or (ii) disclosure by Seller or Buyer or their Affiliates in compliance with the penultimate sentences in Sections 5.20(a) or 5.20(b) as applicable, in each case, will not violate Section 5.4.

(d) Prior to the Closing Date, the Parties shall review in good faith the list of Designs on Section 2.2(f)(i)(x) of the Seller Disclosure Letter (which Seller will supplement as necessary prior to the Closing) to select those Designs that are exclusively or primarily related to or exclusively or primarily used in the Devices & Services Business. As of Closing, such mutually-agreed list shall be the final list of Designs included in the Purchased Assets.

(e) Seller and its Affiliates shall use commercially reasonable efforts to deliver to Buyer on the Closing Date, in mutually-agreed format and media, all items included in subsection (v) of “Business Materials” that are used in connection with the Devices & Services Business (but not primarily or exclusively used in connection with same, the delivery of which such items shall occur on the Closing Date). Any such items that are not delivered to Buyer on the Closing Date shall be delivered to Buyer within a reasonable time thereafter on mutually-agreed terms and conditions.

(f) At Buyer’s request, the Parties shall cooperate between the date hereof and the Closing Date, and for a reasonable time after the Closing Date, to redirect Internet and social media users from websites and social media pages owned or controlled by Seller and its Affiliates that relate to the Devices & Services Business to websites and social media pages designated by Buyer. Without limiting the generality of the foregoing, at Buyer’s request, Seller will place a mutually-agreed statement on the above websites and social media pages that references the transactions contemplated by this Agreement and the new owner of the Devices & Services Business and a mutually-agreed link to websites and social media pages designated by Buyer.

(g) If there are registered Trademarks (or applications thereof) that are retained by Seller, but are used in products or services sold by the Devices & Services Business on the Closing Date, Seller hereby grants Buyer and its Affiliates a non-exclusive license to continue to use such Trademarks solely for such a specific product or service for 24 months from the Closing Date. For avoidance of doubt, the license in this Section 5.20(g) does not apply to any Trademarks that are primarily used by HERE Entities or NSN, or that are primarily used by Seller as so called “housemarks” (such as NOKIA, any Trademarks having Nokia as an ingredient, Connecting People, Nokia arrows, or to similar marks that are not device-specific, the “Housemarks”).

(h) With respect to those products and services that use Housemarks (other than NOKIA as licensed under the Trademark License Agreement) on the Closing Date, Seller grants a non-exclusive license to continue to use such Housemarks for ninety (90) days from the Closing Date in the same manner and scope as prior to the Closing Date, with an intent to ensure uninterrupted supply of existing products and services. Further, if Buyer identifies prior to Closing Date other Trademarks that are needed for continued supply of Devices & Services Business products or services, the Parties will discuss in good faith the appropriate way to deal with such Trademarks.

Section 5.21 Certain Open Source Matters.

(a) The Parties agree to take the following actions in respect of the Linux-based Asha phones not yet released by Seller and its Affiliates: (i) the AoL Platform will on the Closing Date be licensed under Section 5.20(a); (ii) between signing and closing, the Parties will cooperate in good faith to determine the most effective manner to minimize the risks to Buyer and its Affiliates derived from their use and distribution of “open source” software in connection with phones using the AoL Platform, including, at Buyer’s request, transferring a copy of AoL Platform into a separate affiliate of Seller; (iii) at Closing, Buyer will have the option to (A) effective as of the Closing, have Seller transfer a copy of the AoL Platform into a separate entity controlled by Seller and designated by Buyer, or (B) at any time prior to Closing, request Seller in writing to, within thirty (30) days of such request, place a copy of the AoL Platform into a separate Seller-controlled entity designated by Buyer, which entity would then be transferred to Buyer’s control at Closing.

(b) With respect to “open source” Software, between signing and closing, Seller and Buyer will use their reasonable best efforts and cooperate in good faith to agree on the most effective manner to minimize the risks and encumbrances to Buyer and its Affiliates arising from their use and distribution of “open source” licensed software in connection with the Purchased Assets, including completing a source code scan of the Software included in the Purchased Assets and transferring any Purchased Assets into a separate entity designated by Buyer, if so requested by Buyer.

Section 5.22 In-Bound Patent Licenses.

(a) Between the date of this Agreement and the Closing Date, the Seller will perform good faith due diligence on Seller and its Affiliates’ in-bound patent licenses with respect to the Devices & Services Business for the purposes of revising Section 2.2(p)(ii) of the Seller Disclosure Letter to correctly identify the details of the rights, licenses and corresponding obligations being assigned, including the possibility of adding (but not removing) new Patent Licenses to Section 2.2(p)(ii) of the Seller Disclosure Letter; provided, however, that Seller shall be under no obligation to include any in-bound Patent Licenses that are revenue-generating in any such additions to such section of the Seller Disclosure Letter.

(b) For a period of three (3) years from the Closing Date, Buyer may reasonably inquire as to whether Seller or its Affiliates are permitted to assign (in whole or in part) any in-bound Patent License (or the rights, licenses and corresponding obligations thereof) that was not included in Section 2.2(p)(ii) of the Seller Disclosure Letter on Closing Date, and Seller shall cooperate in good faith in responding to any such inquiry; provided, however, that Seller shall not be required to incur any costs or expenses or make any payments that are not fully reimbursed by Buyer or provide any value (directly or indirectly) to the Buyer; provided, however, that Seller shall be under no obligation to include any in-bound Patent Licenses that are revenue-generating.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1 Conditions to Obligations of Buyer. The obligations of Buyer to effect the Closing shall be subject to the following conditions, except if waived in writing, if permissible under applicable Law, by Buyer:

(a) Representations and Warranties and Covenants of Seller.

(i) The representations and warranties of Seller contained in Section 3.1 (Due Organization of Seller Entities), Section 3.2 (Authorization of Transaction by Seller), Section 3.6 (Capital Structure) (other than the last two sentences thereof), the first sentence of Section 3.12 (Absence of Certain Changes) and Section 3.18 (Brokers’ Fees) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date. The representations and warranties of Seller contained in Article III of this Agreement (other than those representations and warranties referred to in the immediately preceding sentence), without giving effect to any materiality or Material Adverse Effect qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak as of an earlier date, which representations and warranties shall be true as of such specified date), except for such failures to be true and correct as would not reasonably be expected to have a Material Adverse Effect;

(ii) Seller shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Closing; and

(iii) Seller shall have delivered to Buyer a certificate of Seller, dated the Closing Date, certifying to the fulfillment of the conditions specified in the foregoing clauses (i) and (ii).

(b) Requisite Regulatory Approvals. All approvals and authorizations under the Competition Laws and other Laws set forth in Exhibit M of this Agreement shall have been so obtained or any applicable waiting period thereunder shall have expired or been terminated.

(c) No Prohibition. No statute, rule or regulation shall have been enacted or promulgated by any Governmental Authority that enjoins or otherwise prohibits the consummation of the transactions contemplated hereby; there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the transactions contemplated hereby; and no Action shall have been commenced by any Governmental Authority that seeks to enjoin or otherwise prohibits the consummation of the transactions contemplated hereby.

(d) Requisite Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.

(e) Internal Restructuring. The Internal Restructuring shall have been completed in all material respects.

(f) Closing Deliverables. Seller or its applicable Affiliates shall have executed and delivered (or caused to be delivered) to Buyer each item described in Section 2.9(b) hereof.

Section 6.2 Conditions to Obligations of Seller. The obligations of Seller to effect the Closing shall be subject to the following conditions except if waived in writing, if permissible under applicable Law, by Seller:

(a) Representations and Warranties and Covenants of Buyer.

(i) The representations and warranties of Buyer contained in Article IV of this Agreement, without giving effect to any materiality or similar qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak as of an earlier date, which representations and warranties shall be true as of such specified date), except for such failures to be true and correct as would not materially impair or prevent Buyer’s ability to consummate the transactions contemplated by this Agreement;

(ii) Buyer shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Closing; and

(iii) Buyer shall have delivered to Seller a certificate of Buyer, dated the Closing Date certifying to the fulfillment of the conditions specified in the foregoing clauses (i) and (ii).

(b) Requisite Regulatory Approvals. All approvals and authorizations under the Competition Laws and other Laws set forth in Exhibit M of this Agreement shall have been so obtained or any applicable waiting period thereunder shall have expired or been terminated.

(c) No Prohibition. No statute, rule or regulation shall have been enacted or promulgated by any Governmental Authority, which enjoins or otherwise prohibits the consummation of the transactions contemplated hereby; there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the transactions contemplated hereby; and no Action shall have been commenced by any Governmental Authority that seeks to enjoin or otherwise prohibits the consummation of the transactions contemplated hereby.

(d) Requisite Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.

(e) Closing Deliverables. Buyer shall have executed and delivered (or caused to be delivered) to Seller each item described in Section 2.9(c) hereof.

ARTICLE VII

TERMINATION

Section 7.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing Date as follows:

(a) by mutual written consent of Buyer and Seller;

(b) by either Seller or Buyer, if the Closing shall not have occurred on or before September 3, 2014 (the “Outside Date”); provided, that, if on the Outside Date all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the Closing would have been so satisfied if the Closing would have occurred) other than the conditions set forth in Sections 6.1(b) and 6.2(b), then either Seller or Buyer may extend the Outside Date for an additional ninety (90) days by delivery of written notice of such extension to the other party not less than three (3) Business Days prior to the Outside Date; provided, further, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to the party seeking to terminate this Agreement if its material breach of any covenant in this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c) by Seller if (i) Buyer shall have breached any of the covenants or agreements contained in this Agreement to be performed by Buyer such that the condition set forth in Section 6.2(a)(ii) would not be satisfied, or (ii) there exists a breach of any representation or warranty of Buyer contained in this Agreement such that the condition set forth in Section 6.2(a)(i) would not be satisfied and, in the case of clauses (i) or (ii), such breach has not been cured (or is incapable of being cured) by Buyer within thirty (30) days following its receipt of notice from Seller of such breach;

(d) by Buyer if (i) Seller shall have breached any of the covenants or agreements contained in this Agreement to be performed by Seller such that the condition set forth in Section 6.1(a)(ii) would not be satisfied, or (ii) there exists a breach of any representation or warranty of Seller contained in this Agreement such that the condition set forth in Section 6.1(a)(i) would not be satisfied and, in the case of clauses (i) or (ii) such breach has not been cured (or is incapable of being cured) by Seller within thirty (30) days following its receipt of notice from Buyer of such breach;

(e) by either Buyer or Seller, if any Governmental Authority having jurisdiction over Seller, Buyer or any of their respective Affiliates shall have issued an order or injunction or taken any other action, in each case permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such order or injunction or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to any party whose failure to fulfill any obligation in any material respect under this Agreement has been the primary cause of, or primarily resulted in, such order, injunction or action, and provided, further, that the party seeking to terminate this Agreement under this Section 7.1(e) shall have complied with Section 5.7 to the extent applicable to cause any such order, injunction or action to be vacated or lifted or to ameliorate the effects thereof;

(f) by either Seller or Buyer, if the Requisite Shareholder Approval shall not have been obtained at the Extraordinary General Meeting duly convened therefor or at any adjournment or postponement thereof at which this Agreement and the transactions contemplated hereby have been voted upon; or

(g) by Buyer, if the board of directors of the Seller shall have made an Adverse Recommendation Change.

Section 7.2 Effect of Termination. In the event of termination of this Agreement by a party hereto pursuant to and in accordance with Section 7.1 hereof, written notice thereof shall forthwith be given by the terminating party to the other party hereto in accordance with Section 9.5, and this Agreement shall thereupon terminate and become void and have no force or effect, and the transactions contemplated hereby and by the Ancillary Agreements shall be abandoned without further action by the parties hereto, except that the provisions of Section 5.4, this Section 7.2, Section 7.3 and Article IX and the Confidentiality Agreement shall survive the termination of this Agreement; provided, however, that no party shall be relieved or released from any liabilities or damages (which the parties hereby acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs and, in the case of liabilities or damages payable by Buyer or Seller, may include the benefit of the bargain lost by Seller or Buyer, as applicable, taking into consideration relevant matters) arising out of (i) fraud or any willful breach of its obligations under this Agreement or (ii) any breach by Buyer of its obligations under Section 4.6 of this Agreement. For purposes of this Agreement, “willful” shall mean a breach that is a consequence of an act taken by the breaching party, or the failure by the breaching party to take an act it is required to take under this Agreement, with the actual knowledge that the taking of, or the failure to take, such act would, or would be reasonably expected to, cause a breach of this Agreement.

Section 7.3 Fees and Expenses.

(a) Except as otherwise set forth in this Agreement, each of the parties shall bear its own costs and expenses (including investment banking and legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, that Buyer and Seller shall be jointly responsible for all Transfer Taxes (as well as the preparation and filing of all Tax Returns with respect thereto) in accordance with Section 8.1.

(b) If this Agreement is terminated by Seller or Buyer pursuant to Section 7.1(b) and at the time of such termination, each of the conditions set forth in Sections 6.1 and 6.2 has been satisfied other than the conditions set forth in Sections 6.1(b) and 6.2(b) and the conditions that by their terms must be satisfied at the Closing, Buyer shall, within five (5) Business Days after such termination, pay to Seller a fee of Seven Hundred and Fifty Million

Dollars (USD$750,000,000) in cash (such amount, the “Reverse Termination Fee”). Seller agrees that in no event shall Seller or any of its Affiliates be entitled to receive more than one Reverse Termination Fee in accordance with this Section 7.3(b) and if Buyer pays to Seller such Reverse Termination Fee, Buyer shall have no further liability to Seller or any of its Affiliates arising out of this Agreement or any of the Ancillary Agreements or any termination of this Agreement or abandonment or termination of the Ancillary Agreements, except in the case of fraud. In addition, as further set forth in the Existing Commercial Agreement and Bond Purchase Agreement, respectively, upon such termination, Seller shall have the right to terminate the Existing Commercial Agreement without any penalty on 60 days’ prior written notice and the lock-up period on the Nokia Securities will terminate on the same day that the termination becomes effective. Seller acknowledges and agrees on behalf of itself and its Affiliates that its right to receive the Reverse Termination Fee under the circumstances in which such Reverse Termination Fee is payable pursuant to this Section 7.3(b) shall constitute the sole and exclusive remedy under this Agreement of Seller and each of its Affiliates, and such Reverse Termination Fee shall be deemed to be liquidated damages (and not a penalty) for any and all losses or damages suffered or incurred by Seller, any of its Affiliates and any other Person in connection with this Agreement (and the termination hereof), the Ancillary Agreements and each of the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination or abandonment, and none of Seller, its Affiliates or any other Person shall be entitled to bring or maintain any legal proceeding against Buyer or its Affiliates arising out of or in connection with this Agreement, the Ancillary Agreements and each of the transactions contemplated hereby and thereby (or the abandonment or termination thereof).

(c) If, but only if, this Agreement is terminated by:

(i) Either Seller or Buyer pursuant to Section 7.1(f), then Seller shall, within five (5) Business Days after such termination, pay to Buyer (or its designees) a fee of Thirty Seven Million Nine Hundred Thousand Euros (EUR€37,900,000) in cash (such amount, the “Damages Fee”);

(ii) Buyer pursuant to Section 7.1(g), then Seller shall, within five (5) Business Days after such termination, pay to Buyer (or its designees) a fee of One Hundred and Thirteen Million Seven Hundred Thousand Euros (EUR€113,700,000) in cash (such amount, the “Termination Fee”); or

(iii) (x) Either Seller or Buyer pursuant to Section 7.1(f), and (y) Seller (A) receives or has received a Competing Proposal that has been publicly announced and not withdrawn prior to the termination of this Agreement, and (B) within twelve (12) months of the termination of this Agreement, enters into a definitive agreement with respect to any Competing Proposal that is later consummated or consummates a transaction regarding any Competing Proposal, then Seller shall, concurrently with the consummation of such Competing Proposal, pay to Buyer the Termination Fee less the amount of the Damages Fee if previously paid to Buyer in full pursuant to Section 7.3(c)(i).

(d) Buyer agrees that in no event shall Buyer or any of its Affiliates be entitled to receive more than one Damages Fee or more than one Termination Fee, or the Damages Fee after having been paid the Termination Fee in accordance with Section 7.3(d).

(e) Buyer acknowledges and agrees on behalf of itself and its Affiliates that, notwithstanding anything herein to the contrary, its right to receive the Damages Fee or Termination Fee specified in Section 7.3(c), if any, shall constitute the sole and exclusive monetary remedy under this Agreement in the circumstances in which such Damages Fee and/or Termination Fee is payable of Buyer and each of its Affiliates, and such receipt shall be deemed to be liquidated damages (and not a penalty) for any and all losses or damages suffered or incurred by any Buyer, any of its Affiliates and any other Person in connection with any such termination of this Agreement.

(f) In the event of an Action relating to the enforceability of the agreements between Buyer and Seller under Section 7.3(c), Seller hereby agrees to vigorously defend such Action and agrees to accept Buyer’s input with respect to the defense of such Action. However, in the event that such Action described in the preceding sentence is concluded in a final non-appealable order, judgment, injunction, decree or decision of a court of competent jurisdiction declaring that the agreements between Buyer and Seller represented by Section 7.3(c) are unenforceable under applicable Law, then Buyer hereby agrees to (i) promptly remit to Seller the portion of the Termination Fee that such court has determined is unenforceable under applicable Law, if Seller had paid such Termination Fee to Buyer, or the portion of the Damages Fee that such court has determined is unenforceable under applicable Law, if Seller had paid such Damages Fee to Buyer, in each case, net of any reasonable out-of-pocket expenses of Buyer, its Affiliates or their respective Representative, and (ii) indemnify any current member of the board of directors of Seller for any Losses for personal liability to the extent arising out of the Seller having agreed to pay the Termination Fee or Damages Fee, as applicable, and, should the Termination Fee or Damages Fee, as applicable, have been paid to Buyer, the payment such fee, in each case, net of any insurance proceeds and indemnification amounts receivable by such member of the board of directors from Seller. In respect of such Losses, the members of the board of directors of Seller shall not be entitled to recover, in the aggregate, more than the Termination Fee received by Seller or Damages Fee received by Seller, as applicable. At Buyer’s option, Buyer shall be entitled to assume and control the defense of any such Action referred to in this Section 7.3(f).

ARTICLE VIII

TAX MATTERS

Section 8.1 Transfer Taxes.

(a) Each of Buyer and Seller shall be jointly responsible for the timely payment of all Transfer Taxes, which shall be borne equally among Buyer and Seller, arising out of or in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, except for Transfer Taxes imposed in connection with the Internal Restructuring, which shall be borne solely by Seller. Buyer shall (unless mandatory applicable Law prohibits Buyer to do so, in which case the party that is required under applicable Law shall), at the joint expense of Buyer and Seller, prepare and file all such necessary Tax Returns with respect to all such Transfer Taxes, promptly provide the other party such Tax Returns and any related documentation and, to the extent required by applicable Law, each party shall, and shall cause its Affiliates to, join in the preparation and execution of any such Tax Returns. To the extent Buyer or Seller (as the case may be) or any of their Affiliates files such Tax Returns with respect to Transfer Taxes and pays such Transfer Taxes, the other party shall indemnify and hold harmless and, within ten days of a written request therefor, reimburse the paying party for one half of such Transfer Taxes and one half of any out-of-pocket expenses incurred in connection with the preparation and filing of such Tax Returns. Buyer and Seller shall cooperate in using commercially reasonable efforts to minimize any applicable Transfer Taxes.

(b) All sums or other consideration payable by Buyer to Seller or its Affiliates pursuant to or in connection with this Agreement are exclusive of VAT which, if properly chargeable, shall be payable by the Buyer in addition at the appropriate rate.

(c) The parties intend that the Purchased Assets and the Devices & Services Business shall be sold as a going concern for VAT purposes and accordingly shall cooperate to seek that satisfactory confirmation is obtained as soon as possible thereafter from the relevant Taxing Authority that the sale is to be so treated or (if applicable) to provide another exception to the applicability of VAT with respect to any Purchased Assets; provided, that the parties shall equally share any out of pocket expenses incurred in connection with this Section 8.1(c) to the extent that such expense shall exceed EUR 100,000. To the extent that VAT is so chargeable despite attempts to qualify for relief then Buyer shall, against delivery of a VAT invoice in addition to any amount expressed in the Agreement to be payable by Buyer, pay to Seller or its Affiliates such VAT (including any penalties and interest, other than penalties or interest arising solely from the failure of Seller or its Affiliates to account promptly for VAT to any relevant Taxing Authority following delivery of the appropriate amount of funds for that purpose by Buyer). Buyer and Seller shall cooperate in using commercially reasonable efforts to minimize any applicable VAT.

Section 8.2 Preparation and Filing of Tax Returns. Except as otherwise provided in Section 8.1:

(a) Seller shall prepare and timely file or shall cause to be prepared and timely filed all Tax Returns of the Transferred Subsidiaries for any taxable year or period that ends on or before the Closing Date; provided, that (i) such Tax Returns shall be prepared and all elections with respect to such Tax Returns shall be made in a manner consistent with past practices of the applicable Transferred Subsidiary, and (ii) Seller shall submit such Tax Returns at least thirty (30) days prior to the last date for timely filing such Tax Return (giving effect to any valid extensions thereof) to Buyer for its review and comment. Any disputes with respect to such Tax Returns shall be governed by Section 8.9. Seller shall timely remit, or cause to be timely remitted, all Taxes due in respect of such Tax Returns.

(b) Buyer shall prepare or cause to be prepared and shall timely file or cause to be timely filed all Tax Returns required to be filed by or in respect of the Transferred Subsidiaries for all taxable years or periods ending after the Closing Date and shall timely remit, or cause to be timely remitted, all Taxes due in respect of such Tax Returns; provided, that, except as otherwise required by Law with respect to any such Tax Returns for a Straddle Period, such Tax Returns shall be prepared and all elections with respect to such Tax Returns shall be made in a manner consistent with past practices of the applicable Transferred Subsidiary. Before filing any Straddle Period Tax Return, Buyer shall provide Seller with a copy of such Tax Return at least thirty (30) days prior to the last date for timely filing such Tax Return (giving effect to any valid extensions thereof) accompanied by a statement calculating in reasonable detail Seller’s indemnification obligation, if any, pursuant to Section 8.3 for Seller’s review, comment and approval. Seller shall timely remit, or cause to be timely remitted, Seller’s share of all Taxes due in respect of such Tax Returns to Buyer no later than ten (10) days prior to the due date for filing such Tax Return. Any disputes with respect to such Tax Returns shall be governed by Section 8.9. Except as otherwise required by Law or by Section 8.9, Buyer shall not withdraw, amend, refile or otherwise modify, or cause or permit to be withdrawn, amended, refiled or otherwise modified, any Tax Return filed by any Transferred Subsidiary for any taxable year or period beginning on or before the Closing Date without Seller’s prior consent, not to be unreasonably withheld.

(c) Buyer may, in Buyer’s sole and absolute discretion, make an election under Section 338 of the Code (or any analogous provision of US state or local law) in respect of the sale and purchase of any Transferred Subsidiary, other than a Transferred Subsidiary that is subject to tax as a corporation for U.S. federal income tax purposes (a “U.S. Subsidiary”), or direct a Transferred Subsidiary, other than a Transferred Subsidiary that is a U.S. Subsidiary, to make an election with respect to any Transferred Subsidiary on U.S. Internal Revenue Service Form 8832 for such Transferred Subsidiary to be treated, prior to the Closing Date, as a partnership or disregarded entity for U.S. federal income tax purposes pursuant to U.S. Treasury Regulations Section 301.7701-3. Seller shall fully cooperate with Buyer in connection with any of the foregoing elections. No such elections shall be made with respect to U.S. Subsidiaries, and no such elections shall be made on U.S. Internal Revenue Service Form 8832 with an effective date on or prior to the Closing with respect to any Transferred Subsidiary that is owned in whole or part by a U.S. Subsidiary.

(d) To the extent permitted by law, the Transferred Subsidiaries shall elect to carry forward any Tax attribute (including without limitation any net operating loss, charitable contribution, or other item) arising after the Closing Date that could otherwise be carried back into a Pre-Closing Tax Period.

Section 8.3 Tax Indemnification.

(a) Seller shall indemnify, defend and hold Buyer and its Affiliates (including after the Closing, the Transferred Subsidiaries) harmless from and against any liability for, without duplication, (i) Taxes imposed on or with respect to any Transferred Subsidiary, the Devices & Services Business or any of the Purchased Assets for any Pre-Closing Tax Period and the portion of any Straddle Period ending on the Closing Date (as determined pursuant to Section 8.3(c)) (ii) Taxes imposed on or with respect to any Transferred Subsidiary as a result of the membership of such Transferred Subsidiary in an affiliated, consolidated, combined, unitary, or similar group with respect to any affiliation in existence at any time prior to the Closing (other than with respect to another Transferred Subsidiary); (iii) Taxes imposed on any Transferred Subsidiary as transferee or successor, by Contract or otherwise as a result of a relationship or contractual arrangement entered into or in existence prior to the Closing, except to the extent that the liability for such Taxes is to another Transferred Subsidiary or to the Buyer or its Affiliates; (iv) Taxes imposed with respect to any Excluded Assets; (v) Seller’s share of any Transfer Taxes; (vi) Taxes (other than Transfer Taxes) imposed with respect to the Internal Restructuring (or any deviations therefrom); (vii) Taxes (other than Transfer Taxes) arising as a result of the sale of any of the Transferred Subsidiaries, the Devices & Services Business or any of the Purchased Assets pursuant to this Agreement; and (viii) any Losses incurred in connection with items specified in clauses (i) through (vii) of this Section 8.3(a). The obligations of Seller pursuant to this Section 8.3(a) shall survive until the later of (i) the expiration of the applicable statute of limitations (giving effect to any valid extensions) plus 30 days and (ii) the final resolution of any applicable Tax Claim. Notwithstanding the foregoing, no indemnification shall be required pursuant to this Section 8.3(a) with respect to (i) a Tax to the extent that such Tax was taken into account in calculating Net Working Capital, and (ii), when taken into account, such Tax reduced the Purchase Price pursuant to Section 2.10(h).

(b) Buyer shall indemnify, defend and hold Seller and its Affiliates harmless, from and against, without duplication, (i) any liability imposed by any Taxing Authority against Seller or any of its Affiliates for Taxes of any Transferred Subsidiary, the Devices & Services Business or any Purchased Asset with respect to any Post-Closing Tax Period and the portion of any Straddle Period beginning after the Closing Date (as determined pursuant to Section 8.3(c)); (ii) Buyer’s share of any Transfer Taxes; (iii) any refunds or credits due pursuant to Section 8.7; and (iv) any Losses incurred in connection with the items specified in clauses (i) and (ii) of this Section 8.3(b). The obligations of Buyer pursuant to this Section 8.3(b) shall survive until the later of (i) expiration of the applicable statute of limitations (giving effect to any valid extensions) plus 30 days and (ii) the final resolution of any applicable Tax Claim.

(c) Where it is necessary for purposes of this Agreement to apportion between Seller and Buyer the Taxes of a Transferred Subsidiary for a Straddle Period, such liability shall be apportioned between the period deemed to end at the close of the Closing Date and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books, except that Taxes (such as real or personal property Taxes) imposed on a periodic basis shall be allocated on a daily basis.

Section 8.4 Purchase Price Adjustment. Any payment required to be made under this Article VIII shall be treated as an adjustment to the Purchase Price for all Tax purposes unless otherwise required by applicable Law.

Section 8.5 Tax Sharing Agreements. On or before the Closing Date, all Tax sharing agreements and arrangements between (i) the Transferred Subsidiaries, on the one hand, and (ii) any other Person (other than the Transferred Subsidiaries), on the other hand, shall be terminated, with respect to the Transferred Subsidiaries, effective as of or prior to the Closing Date and have no further effect after the Closing Date.

Section 8.6 Cooperation, Exchange of Information and Record Retention. The parties recognize that each party may need access, from time to time, after the Closing Date, to certain accounting and Tax records and information of the Companies held by Seller or its Affiliates or

Buyer or its Affiliates; therefore, from and after the Closing Date, each party shall, and shall cause its applicable Affiliates (including the Transferred Subsidiaries), officers, employees, agents, auditors and representatives to, (A) retain and maintain all such records including all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Transferred Subsidiaries for each Pre-Closing Tax Period and any Straddle Period until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate (giving effect to any valid extensions) or (ii) six years following the due date for such Tax Returns (giving effect to any valid extensions), (B) allow the other parties, their Affiliates and their agents and representatives (and agents or representatives of any of their Affiliates), upon reasonable notice and at mutually convenient times, to access employees and to inspect, review and make copies of such records (at the expense of the party requesting the records) as such parties may deem reasonably necessary or appropriate from time to time and (C) as reasonably requested by any party, cooperate and make employees available to provide additional information or explanation of materials or documents. Each of Seller and Buyer shall provide the other with written notice thirty (30) calendar days prior to the transfer, destruction or disposal of the last copy of any records, books, work papers, reports, correspondence and other similar materials and the other party shall have the right, at its expense, to copy or take any such materials. Any information obtained under this Section 8.6 shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding. Notwithstanding the foregoing or anything else to the contrary in this Agreement, (i)Buyer, its Affiliates and its agents and representatives (and agents or representatives of any of its Affiliates) shall have no access to or right to review or obtain any consolidated, combined, affiliated or unitary Tax Return which includes Seller or any of its Affiliates; and (ii) Seller, its Affiliates and its agents and representatives (and agents or representatives of any of its Affiliates) shall have no access to or right to review or obtain any consolidated, combined, affiliated or unitary Tax Return which includes Buyer or any of its Affiliates, except in each case to the extent such information relates to the Transferred Subsidiaries or Purchased Assets.

Section 8.7 Tax Refunds. Other than with respect to any refunds or credits of Taxes which arise by reason of the carryback of losses from a Post-Closing Tax Period, the portion of any Straddle Period beginning after the Closing Date, or with respect to any refunds or credits of VAT (which, for the avoidance of doubt, shall not include any Brazilian Tax Deposits to the extent not taken into account in calculating Net Working Capital) or social security or similar taxes, Buyer shall pay or cause the Transferred Subsidiaries to pay to Seller the amount of any refunds or credits of Taxes or refund of Tax deposits received by (or credited to) a Transferred Subsidiary, plus any interest received with respect thereto from the applicable Taxing Authority for (i) any Pre-Closing Tax Period and (ii) the portion of such Straddle Period ending on the Closing Date (in each case, net of any Taxes imposed on such amount, including any Taxes imposed in connection with the repayment of such amounts) within thirty (30) Business Days after the relevant Transferred Subsidiary receives (or is credited with) such refund or claims such credit. Any refunds or credits of Taxes of a Transferred Subsidiary for any Straddle Period shall be apportioned between the period deemed to end at the close of the Closing Date and the period deemed to begin at the beginning of the day following the Closing Date in a manner consistent with Section 8.3(c). Buyer agrees to use commercially reasonable efforts to claim or cause to be claimed any such refund or to utilize or cause to be utilized any such credits as soon as reasonably possible and to inform Seller within 30 days after any such refund is claimed or credit is utilized.

Section 8.8 Tax Contests.

(a) If a claim for Taxes (including notice of a pending audit) is made by any Taxing Authority in writing (a “Tax Claim”), which, if successful, might result in an indemnity payment pursuant to Section 8.3, the party seeking indemnification (the “Tax Indemnified Party”) shall notify the other party (the “Tax Indemnifying Party”) in writing of the Tax Claim within thirty (30) Business Days of the receipt of such Tax Claim; provided that, if notice of a Tax Claim is not given to the Tax Indemnifying Party within such period or in detail sufficient to apprise the Tax Indemnifying Party of the nature of the Tax Claim (to the extent reasonably available to the Tax Indemnified Party), the Tax Indemnifying Party shall not be liable to the Tax Indemnified Party to the extent that the Tax Indemnifying Party is materially prejudiced as a result thereof.

(b) Subject to Sections 8.8(c) and 8.8(d), the Tax Indemnifying Party shall control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel) and, subject to the condition in the following sentence, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner; provided, however, that the Tax Indemnifying Party must first consult, in good faith with the Tax Indemnified Party before taking any action with respect to the conduct of such Tax Claim. Notwithstanding the foregoing, the Tax Indemnifying Party shall not settle such Tax Claim without the prior written consent of the Tax Indemnified Party (not to be unreasonably withheld), and the Tax Indemnifying Party, and counsel of its own choosing, shall (subject to Section 8.8(e)) have the right to participate fully in all aspects of the prosecution or defense of such Tax Claim.

(c) With respect to any Tax Claim for a Straddle Period, Buyer and Seller shall jointly control and participate in all proceedings taken in connection with any Tax Claim, and shall bear their own respective costs and expenses. Neither Seller nor Buyer shall settle any such Tax Claim without the prior written consent of the other (not to be unreasonably withheld).

(d) If a Tax Claim involves issues (A) relating to a potential adjustment for which the Tax Indemnifying Party has liability and (B) that are required to be dealt with in a proceeding that also involves separate issues that could affect the Taxes of the Tax Indemnified Party, to the extent permitted by applicable Law, (x) the Tax Indemnifying Party shall have the right at its expense to control the Tax Claim solely with respect to the former issues and subject to the rights of the Tax Indemnified Party contained in Section 8.8(b) and (y) the Tax Indemnified Party shall have the right at its expense to control the Tax Claim but only with respect to the latter issues.

(e) Notwithstanding any other provision of this Agreement to the contrary, (i) neither Buyer nor any of its Affiliates shall be entitled to participate in any Tax

Claim relating to any consolidated, combined, affiliated, unitary or similar Tax Return which includes Seller or any of its Affiliates, and (ii) neither Seller nor any of its Affiliates shall be entitled to participate in any Tax Claim relating to any consolidated, combined, affiliated, unitary or similar Tax Return which includes Buyer or any of its Affiliates.

(f) The party controlling any Tax Claim shall defend such Tax Claim diligently in good faith and in accordance with applicable Law.

Section 8.9 Tax Dispute Resolution. With respect to any dispute or a disagreement relating to Taxes among the parties (“Tax Dispute”), the parties shall cooperate to resolve such Tax Dispute between them; but if for any reason the parties are unable to resolve such dispute within ninety (90) days of receipt by a party of written notice of a Tax Dispute, the Independent Accounting Firm shall select within 10 days an independent and impartial partner from such firm with significant experience related to tax disputes, to serve as arbitrator. The individual arbitrator so selected shall be referred to herein as the “Tax Arbitrator”. The Tax Arbitrator shall make its determinations in respect of the Tax Dispute in accordance with the terms and conditions of this Agreement. The Tax Arbitrator shall deliver to Seller and Buyer, as promptly as practicable and in any event within 60 days after his or her appointment, a written award setting forth the Tax Arbitrator’s determination of the Tax Dispute, as determined in accordance with the terms of this Agreement. Such award shall constitute an award under the Federal Arbitration Act, Title 9 of the U.S. Code and the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, and shall be final and binding on the parties to the fullest extent permitted by applicable Law and may be entered and enforced in any court having jurisdiction. The 60-day period for delivering the written award may be extended by the mutual written consent of the parties or by the Tax Arbitrator for up to an additional 30 days for good cause shown. Notwithstanding anything else contained herein, the parties agree that no party may assert that any award issued by the Tax Arbitrator is unenforceable because it has not been timely rendered. To the extent necessary, the parties shall file or shall cause to be filed amended Tax Returns reflecting the award of the Tax Arbitrator. Notwithstanding anything in this Agreement to the contrary, each of Buyer and Seller shall bear its own costs and fees in connection with this arbitration, except that Buyer and Seller shall bear the fees and expenses of the Tax Arbitrator in proportion to their respective liability for the portion of the Taxes in dispute, as determined by the Tax Arbitrator.

Section 8.10 Subrogation. Upon making any payment to a Tax Indemnified Party for any indemnification claim pursuant to this Article VIII, the Tax Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Tax Indemnified Party or its Affiliates may have against any other Persons with respect to the subject matter underlying such indemnification claim, and the Tax Indemnified Party shall take such actions as the Tax Indemnifying Party may reasonably require to perfect such subrogation or to pursue such rights against such other Persons as the Tax Indemnified Party or its Affiliates may have; provided, that the Tax Indemnifying Party shall not, and the Tax Indemnified Party shall not be required to, take any action that is reasonably likely to have an adverse effect on the Tax Indemnified Party.

Section 8.11 Certain Actions. In the event that the Closing Date shall be a date prior to January 1, 2014, Buyer shall not undertake, or cause or permit any of its Affiliates to undertake, an alteration of the allocation of income or assets for Tax purposes among branches and head office of Nokia Sales International Oy during a Straddle Period in a manner inconsistent with past practices applied for the legal entities merged into Nokia Sales International Oy.

Section 8.12 Exclusivity. This Article VIII shall govern all matters, including indemnification claims, with respect to Taxes.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Survival. The representations and warranties of the parties contained in this Agreement or in any certificate delivered pursuant to Section 6.1(a)(iii) or Section 6.2(a)(iii), will survive the Closing and will remain in full force and effect thereafter until the date that is eighteen (18) months after the Closing; provided, that (i) the Fundamental Representations shall survive indefinitely, (ii) the representations and warranties shall survive beyond the respective periods set forth in this Section 9.1 with respect to any breach thereof if written notice thereof shall have been duly given prior to the expiration of the respective time period set forth in this Section 9.1 and (iii) the Excluded Representations shall not survive the Closing. The obligations of Seller and its Affiliates with respect to Section 10.1(a)(v) shall survive until the later of (i) five years after the Closing and (ii) with respect to any Losses thereto, the final resolution of any such Losses.

Section 9.2 Assignment; Binding Effect. This Agreement and the rights hereunder are not assignable by either party unless such assignment is consented to in writing by the other parties hereto; provided, that Buyer may, without the consent of Seller, assign any or all of its rights or obligations hereunder to any wholly-owned Subsidiary of Parent (although no such assignment shall relieve Buyer of its obligations to Seller hereunder). Subject to the preceding sentence, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 9.3 Choice of Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to any conflict of laws principles that might provide for the application of the law of any other jurisdiction.

Section 9.4 Jurisdiction and Service of Process. With respect to any action, suit or other proceeding resulting from, relating to or arising out of this Agreement, each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York, or if such court will not accept jurisdiction, any court of competent civil jurisdiction sitting within the Southern District of New York. In any such action, suit or proceeding, each of the parties hereto irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise (i) any claim that it is not subject to the jurisdiction of the above courts, (ii) that its property is exempt or immune from attachment or execution, (iii) that such action, suit or proceeding is brought in an inconvenient forum, (iv) that the venue of such action, suit or proceeding is improper, (v) that such action, suit or proceeding should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such courts. Each of the parties hereto hereby agrees not to commence any such action, suit or proceeding other than before one of the above-named courts. Each of the parties hereto also hereby agrees that any final and non-appealable judgment against a party in connection with any such action, suit or proceeding shall be conclusive and binding on such party and that such judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment. With respect to any action, suit or proceeding for which it has submitted to jurisdiction pursuant to this Section 9.4, each party irrevocably consents to service of process in the manner provided for the giving of notices pursuant to Section 9.5 of this Agreement. Nothing in this Section 9.4 shall affect the right of any party to serve process in any other manner permitted by Law. The foregoing consent to jurisdiction shall not (a) constitute submission to jurisdiction or general consent to service of process in the State of New York for any purpose except with respect to any action, suit or proceeding resulting from, relating to or arising out of this Agreement or (b) be deemed to confer rights on any Person other than the respective parties to this Agreement.

Section 9.5 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally, when sent by confirmed facsimile, when sent by electronic mail (if confirmed by reply electronic mail that is not automated), one Business Day after being sent by overnight courier service (providing written proof of delivery) or three Business Days after being mailed by certified or registered mail, return receipt requested, with postage prepaid to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Buyer, to:

Microsoft International Holdings B.V.

Telestone 8 – Teleport

Naritaweg 165

1043 BW

Amsterdam

Netherlands

Attention: Keith R. Dolliver, Director

Fax: (425) 706-7329

Email: keithd@microsoft.com

with copies, in the case of notice to Buyer, to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Alan M. Klein, Esq.

Fax: (212) 455-2502

Email: aklein@stblaw.com

If to Seller, to:

Nokia Corporation

Keilalahdentie 2-4

P.O. Box 226

FI-00045 Nokia Group

Finland

Attn:	General Counsel
Fax:	358 7180 38503

with copies, in the case of notice to Seller, to

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, CA 94301

Attn:	Kenton J. King
Fax:	(650) 798-6527
Email:	Kenton.King@Skadden.com

Attn:	Michael J. Mies
Fax:	(650) 798-6510
Email:	Michael.Mies@Skadden.com

Section 9.6 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 9.7 Entire Agreement. This Agreement, the Seller Disclosure Letter, and the Ancillary Agreements, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect to such subject matter, provided, however, this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its terms and this Agreement.

Section 9.8 Interpretation.

(a) When a reference is made to an Article, Section, Schedule or Exhibit, such reference shall be to an Article, Section, Schedule of, or Exhibit to, this Agreement unless otherwise indicated.

(b) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

(c) Unless the context requires otherwise, words using the singular or plural number also include the plural or singular number, respectively, the use of any gender herein shall be deemed to include the other genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns.

(d) References to “Euro” or “€” are to the currency of the European Monetary Union.

(e) References to “Dollar” or “$” are to the currency of the United States.

(f) The terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement.

(g) References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).

Section 9.9 Disclosure. Any matter disclosed in any Section of the Seller Disclosure Letter shall be considered disclosed with respect to each other Section of such Seller Disclosure Letter to which such matter would reasonably pertain to the extent that it is reasonably apparent on its face to a reader of such disclosure that it also qualifies or applies to such other Section.

Section 9.10 Waiver and Amendment. This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by Seller and Buyer. Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligations, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.11 Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their permitted successors and assigns, other than any person under Section 7.3(f) pursuant to the provisions of this Agreement.

Section 9.12 Specific Performance. The parties hereby expressly recognize and acknowledge that immediate, extensive and irreparable damage would result, no adequate remedy at law would exist and damages would be difficult to determine if any provision of this Agreement is not performed in accordance with its specific terms or otherwise breached. It is hereby agreed that the parties shall be entitled to specific performance of the terms hereof and immediate injunctive relief and other equitable relief, without the necessity of proving the inadequacy of money damages as a remedy, and the parties further hereby agree to waive any requirement for the securing or posting of a bond in connection with the obtaining of such injunctive or other equitable relief. Such remedies, and any and all other remedies provided for in this Agreement, shall, however, be cumulative in nature and not exclusive and shall be in addition to any other remedies whatsoever which any party may otherwise have. Each of the parties hereby acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each of the parties further acknowledges and agrees that injunctive relief and/or specific performance will not cause an undue hardship to such party.

Section 9.13 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 9.14 Negotiation of Agreement. Each of Buyer and Seller acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the Ancillary Agreements and any other documents relating to the transaction described herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.

Section 9.15 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the parties hereto notwithstanding the fact that all parties are not signatory to the original or the same counterpart. For purposes of this Agreement, facsimile signatures shall be deemed originals.

Section 9.16 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS AND WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

ARTICLE X

INDEMNIFICATION

Section 10.1 Indemnification by Seller.

(a) Subject to the limits set forth in this Article X, from and after the Closing, Seller agrees to indemnify, defend and hold harmless Buyer and its Affiliates (including, after the Closing, the Transferred Subsidiaries) and their respective officers, directors, stockholders, employees, agents and representatives (the “Buyer Indemnified Persons”) against and in respect of any and all Losses that they may incur arising out of or relating to (i) any breach of any representation or warranty of Seller contained in this Agreement or in any certificate delivered pursuant to Section 6.1(a)(iii) other than the Excluded Representations (provided, that for any representation or warranty that is limited by “materiality”, “Material Adverse Effect” or similar materiality qualifiers, the amount of damages will be determined as if the “materiality”, “Material Adverse Effect” or similar materiality qualifiers were not included therein), (ii) any failure of Seller to perform any covenant or other agreement of Seller contained in this Agreement, (iii) the Seller Retained Businesses, (iv) out-of-pocket costs of the Internal Restructuring (and any deviations therefrom) (other than with respect to Taxes which are addressed separately in the Tax indemnity set forth in Article VIII) and (v) any Excluded Asset, Retained Liability or other Liability not primarily related to the Devices & Services Business.

(b) Anything to the contrary contained herein notwithstanding, in respect of all Losses and claims under clause (i) of Section 10.1(a) (other than with respect to any breach of the representation and warranties contained in Section 3.1 (Due Organization of the Seller Entities), Section 3.2 (Authorization of Transaction by Seller), Section 3.3 (Due Organization and Good Standing of Transferred Subsidiaries) and Section 3.13(c) (Material Contracts) (the “Fundamental Representations”)) and clause (iv) of Section 10.1(a), none of the Buyer Indemnified Persons shall be entitled to recover from Seller any Losses until the total of all Losses, regardless of amount, collectively exceed €37,900,000.00 (the “Basket”) but then the Buyer Indemnified Persons shall be entitled to recover from Seller the full amount of such Losses.

(c) Anything to the contrary contained herein notwithstanding, in respect of all Losses and claims under clause (i) of Section 10.1(a) (other than with respect to any breach of any Fundamental Representation) and clause (iv) of Section 10.1(a), the Buyer Indemnified Persons shall not be entitled to recover more, in the aggregate, than €284,250,000 (the “Cap”) from Seller with respect to all such Losses.

(d) Anything to the contrary contained herein notwithstanding, the Buyer Indemnified Persons shall not be entitled to recover any amount for any individual Loss and claim or series of related Losses or claims under clause (i) of Section 10.1(a) (other than with respect to any breach of any Fundamental Representation) and clause (iv) of Section 10.1(a), that is or are less than €200,000 (the “De Minimis Amount”).

(e) For the avoidance of doubt, it is understood and agreed that the Basket, the Cap and the De Minimis Amount shall in no event apply to any Losses or claims under clauses (ii), (iii) and (v) of Section 10.1(a).

(f) Anything to the contrary contained herein notwithstanding, in respect of all Losses and claims under clause (v) of Section 10.1(a) none of the Buyer Indemnified Persons shall be entitled to recover from Seller any Losses until the total of all Losses, regardless of amount, collectively exceed €18,950,000.00 but then the Buyer Indemnified Persons shall be entitled to recover from Seller the full amount of such Losses.

(g) Anything to the contrary contained herein notwithstanding, in respect of all Losses and claims under clause (v) of Section 10.1(a), the Buyer Indemnified Persons shall not be entitled to recover more, in the aggregate, than €284,250,000 from Seller with respect to all such Losses.

Section 10.2 Indemnification by Buyer. Subject to the limits set forth in this Article X, from and after the Closing, Buyer agrees to indemnify, defend and hold Seller and each of its Affiliates and their respective officers, directors, stockholders, employees, agents and representatives (the “Seller Indemnified Persons”) harmless from and in respect of any and all Losses that they may incur arising out of or relating to (i) any failure of Buyer to perform any covenant or other agreement of Buyer contained in this Agreement, (ii) any breach of Buyer’s representations and warranties contained in this Agreement or in any certificates delivered pursuant to Section 6.2(a)(iii) and (iii) any Purchased Asset or Assumed Liability. Notwithstanding the foregoing, in no event shall Buyer be required to indemnify or hold harmless any Seller Indemnified Persons with respect to that portion of any Losses for which the Buyer Indemnified Person is, or, in the absence of the limitations in Sections 10.1(b), 10.1(c) or 10.1(d), would be, entitled to indemnification from Seller under this Agreement.

Section 10.3 Indemnification as Exclusive Remedy. Except as otherwise expressly provided in Article VII, and except for claims or actions for fraud, the indemnification provided in this Article X, subject to the limitations set forth herein, shall be the exclusive post-Closing remedy available to any party in connection with any Losses arising out of or resulting from this Agreement or the transactions contemplated hereby. The foregoing notwithstanding, nothing in this Section 10.3 shall limit or restrict the ability or right of any party hereto to seek injunctive or other equitable relief for any breach or alleged breach of any provision of Articles II, V, VI or IX of this Agreement; provided, that any procedures in respect of and limitations on Losses or liabilities in this Article X shall in no event be diminished or circumvented by such relief.

Section 10.4 Indemnification Calculations. The amount of any Losses for which indemnification is provided under this Agreement shall be computed net of (i) any insurance proceeds actually received by the indemnified party in connection with such Losses (calculated net of any out-of-pocket expenses related to the receipt of such recovery, including any incremental insurance premium costs) or (ii) any amounts received through claims of indemnification, reimbursement, offset or recovery in connection with such Losses. If an indemnified party receives insurance proceeds or indemnification, reimbursement, offset or recovery in connection with Losses for which it has received indemnification, reimbursement, offset or recovery, such party shall refund to the Indemnifying Party the amount of such insurance proceeds or indemnification when received, up to the amount of indemnification reimbursement, offset or recovery received (net of any out-of-pocket documented reasonable expenses related to the receipt of such recovery, including any incremental insurance premium costs). The parties agree that any indemnification payments made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable Law. The amount of any Losses for which indemnification is provided under this Agreement shall be reduced to the extent that the party seeking indemnification shall have received the benefit of an adjustment pursuant to Section 2.10 due to the fact that the item that is the subject of the indemnification claim was specifically taken into account in the Final Adjustment Amount.

Section 10.5 Notice and Opportunity to Defend. If there occurs an event which a party asserts is an indemnifiable event pursuant to Sections 10.1 or 10.2, the party or parties seeking indemnification shall notify the other party or parties obligated to provide indemnification (the “Indemnifying Party”) promptly. If such event involves any claim or the commencement of any Action by a third person, the party seeking indemnification will give such Indemnifying Party prompt written notice of such claim or the commencement of such action or Action. However, the failure to provide prompt notice as provided herein will relieve the Indemnifying Party of its obligations hereunder only if, and to the extent that, such failure actually and materially prejudices the Indemnifying Party hereunder. If any such action shall be brought against any party seeking indemnification, the Indemnifying Party shall be entitled to assume the defense thereof, by notice to the indemnified party delivered within ten (10) Business Days of the receipt of notice of such third party claim which includes an acknowledgement of the Indemnifying Party’s obligation to indemnify the indemnified party or parties hereunder against any Losses that may result from such claim, with counsel selected by the Indemnifying Party. The Indemnifying Party shall not be liable to the party or parties seeking indemnification hereunder for any legal expenses of other counsel or any other expenses subsequently incurred by such party or parties in connection with the defense thereof if such defense is assumed by the Indemnifying Party; provided, that the indemnified party or parties shall have the right to employ separate counsel at the Indemnifying Party’s expense if the named parties to any Action include both such indemnified party or parties and the Indemnifying Party or such indemnified party or parties shall have been advised by counsel that there would be an actual or potential conflict of interest if the same counsel were to represent such indemnified party or parties and the Indemnifying Party. If the Indemnifying Party assumes the defense of such an Action by a third person, the Indemnifying Party shall control the defense, negotiation or settlement of any such action or asserted liability. The party or parties seeking indemnification shall have the right to participate at their own expense in the defense of such action or asserted liability and to employ at their own expense separate counsel not reasonably objected to by the Indemnifying Party. If the Indemnifying Party assumes the defense of an Action by a third person, the indemnified party shall agree to any settlement, compromise or discharge of such Action, to the extent the only award or relief is monetary, that the Indemnifying Party may recommend that (A) provides for full settlement and complete release, without any equitable award or relief and (B) by its terms (or pursuant to a binding commitment of the Indemnifying Party) obligates the Indemnifying Party to pay the full amount of the liability in connection with such Action (in each case subject to the provisions of Section 10.1 or 10.2 as the case may be). Whether or not the Indemnifying Party assumes the defense of an Action by a third person, the indemnified party shall not admit liability with respect to, or settle, compromise or discharge such Action without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 10.6 Tax Indemnity. Indemnification with respect to Taxes shall be governed exclusively by Article VIII.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

NOKIA CORPORATION

By:
Name:
Title:

By:
Name:
Title:

MICROSOFT INTERNATIONAL HOLDINGS B.V.

By:
Name:
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